1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 30, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/03/30

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1	Press Release to Report Operating Results for 2008 Full Year

2	Financial Statements for the Years Ended December 31, 2008 and 2007 and Independent Auditors’ Report (Stand Alone)

3	Consolidated Financial Statements for the Years Ended December 31, 2008 and 2007 and Independent Auditors’ Report

Exhibit 1

Chunghwa Telecom Reports Operating Results for Full Year 2008

Taipei, Taiwan, R.O.C.—March 30, 2009—Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for full year 2008. All figures are presented on consolidated basis and prepared in accordance with ROC GAAP.

(Comparisons, unless otherwise stated, are with respect to the prior year period)

Financial Highlights for Full Year 2008:

•	Total revenue increased by 2.2% to NT$201.7 billion

•	Internet and data revenue grew by 1.7%

•	Mobile revenue decreased 1.9%; Mobile VAS revenue increased by 25.0%

•	Net income totaled NT$45.0 billion, a decrease of 6.7%

•	Earnings per share (EPS) decreased by 6.1% to NT$4.64, or NT$46.4 per ADS

Financial Highlights for 4Q08:

•	Total revenue decreased by 0.3% to NT$49.8 billion

•	Internet and data revenue grew by 2.6%

•	Mobile revenue decreased 1.4%; Mobile VAS revenue increased by 19.8%

•	Net income totaled NT$8.5 billion, a decrease of 18.9%

•	Earnings per share (EPS) decreased by 23.7% to NT$0.82, or NT$8.2 per ADS

Management Commentary

Commenting on the fourth quarter and fiscal year 2008 results, Dr. Shyue-Ching Lu, Chunghwa’s Chairman and Chief Executive Officer, said “I am pleased that we were able to deliver our top-line performance and to continue to return cash to the shareholders in 2008 given the adverse economic condition. In 2009, our management’s primary focus will be on maintaining market leadership for our core services, while expanding our strategic digital-converged services such as, broadband and mobile VAS and MOD/IPTV, as well as key enterprise solutions. Furthermore, we plan to continue the deployment of our next-generation networks as a foundation for our long-term growth in providing high quality total communication solutions. Finally, we will continue to focus on company-wide operational efficiency improvement to enhance our profitability. We are confident that our current strategic initiatives and the healthy financial footing position us for long-term success. As such, our Board of Directors has just approved a cash dividend, which demonstrates our confidence and our commitment to maximizing returns for our shareholders.”

Revenue

Chunghwa’s total revenue for 2008 increased by 2.2% year-over-year to NT$201.7 billion, of which 28.3% was from fixed-line services, 35.9% was from mobile services, 24.8% was from Internet and data services, and the remainder consisted of handset revenue, data card sales and the consolidated revenue of Senao International (“Senao”).

While Internet and data businesses contributed positively to the overall revenue, revenue growth was mainly driven by the full 12 months consolidation of Chunghwa’s subsidiary Senao, compared to only 8.5 months of consolidated Senao’s operational results for 2007.

Internet and data revenue in 2008 was 1.7% higher than in 2007, primarily driven by the increased broadband subscriber base and the successful initiatives in upgrading the customers to higher speed fiber services. However, this growth was partly offset by an ADSL tariff adjustment that took effect on April 1, 2008. For mobile business, Chunghwa made progress by increasing the subscriber numbers by 2.9% and by enhancing the VAS service revenues by 25.0% compared to 2007. However, these successes were offset by the traffic decline and the price cuts imposed by the National Communication Commission (or “NCC”), which resulted in an overall revenue decline of 1.9% year-over-year. Fixed-line revenue decreased by 3.4% year-over-year to NT$57.1 billion for 2008. Local and Domestic long distance revenues decreased by 3.3% and 6.8%, respectively, year-over-year for 2008, mainly due to mobile and VOIP substitution. International long distance revenues decreased by 1.4% compared to 2007. This was primarily because of the increased competition from prepaid calling card and the decrease in international direct dial traffic. Other revenue increased over 44%, mostly from the consolidation of Senao.

For the fourth quarter of 2008, total revenue was NT$49.8 billion, a 0.3% decrease over the same period last year. Internet and data revenue was 2.6% higher than the same period last year. Mobile revenue decreased by 1.4%, mainly due to the decrease in traffic. Fixed line revenue as a whole decreased by 2.4% as compared to the same period last year.

Costs and expenses

For 2008, total operating costs and expenses increased year-over-year by 4.4% to NT$143.0 billion, primarily due to the consolidation of Senao’s operating costs and expenses for the full year, compared to only 8.5 months of consolidated Senao’s operating costs and expenses for 2007. For the parent company, total operating costs and expenses increased by NT$2.9 billion, representing a year-over-year increase of 2.3%. This was primarily because of the increase in handset sale costs, handset subsidies and the employee bonus expenses. However, depreciation and amortization expense for the parent company was 4.3% lower than 2007.

For the fourth quarter of 2008, total operating costs and expenses increased by 1.9% to NT$38.1 billion, mainly due to the increase in personnel cost resulted from the expensing of the employee bonus.

Income tax

The Company’s income tax for 2008 was NT$13.9 billion, a 6.4% increase compared to NT$13.1 billion for 2007. This was mainly due to the decrease in tax credit.

EBITDA and net income

EBITDA for 2008 decreased by 3.4% year-over-year to NT$96.8 billion, resulting in an EBITDA margin of 48.0%, down from 50.8% for 2007. The EBITDA margin decline was primarily attributed to the increase of handset subsidy, cost of handset sales for the parent company and the full year consolidation of Senao, which operates at a lower margin than the parent company.

Net income for 2008 was NT$45.0 billion, a decrease of 6.7% year-over-year. The reasons for such decline were due to the increase in operating costs and expense, as well as the NT$1.2 billion financial asset impairment in the fourth quarter 2008 and the NT$1.7 billion employee bonus which started to be expensed in 2008.

Capex

Capital expenditures totaled NT$30.1 billon for 2008 compared to NT$25.1 billion for 2007. The 20.1% increase of capex in 2008 was mainly for the deployment of the next generation network. Going forward, Chunghwa expects the capex spending to remain between NT$30billion to NT$32billion over the next 2 to 3 years.

These future capex investments will focus on core businesses and on migrating mobile and broadband customers to higher performance platforms.

Cash Flows

Cash flow from operating activities increased by 3.3% to NT$91.9 billion. The increase was primarily because of a decrease in other financial assets and an increase in accounts payable. Free cash flow for 2008 decreased by 3.4% compared with 2007 as capex increased by 20.1%. Still, the cash and cash equivalents remained solid at NT$81.3 billion as of the end of 2008.

For the fourth quarter of 2008, cash flow from operating activities increased by 12.1%. This increase was primarily due to the decrease in other financial assets and the increase in other current liabilities.

Business Performance Highlights:

Internet and Data Services

•

By the end of 2008, Chunghwa Telecom had 410 million HiNet subscribers, a 0.5% increase year-over-year. Overall, the Company had 4.3 million broadband subscribers (including ADSL and FTTB) at the end of 2008, a 1.4% increase as compared to the end of 2007. By the end of 2008, FTTx subscriptions with an average service speed of 10 Mbps reached 1.07 million, representing 24.8% of total broadband subscribers.

•	As of the end of 2008, Chunghwa had 676 thousand MOD subscribers, a solid 71.4% year-over-year increase.

Mobile Services

•	As of December 31, 2008, Chunghwa had 8.95 million mobile subscribers, slightly up by 0.87% quarter-over-quarter compared to 8.87 million as of September 31, 2008.

•

Chunghwa remained the leading mobile operator in Taiwan. According to statistics published by the NCC, at the end of 2008, the Company’s total subscriber market share (including 2G, 3G and PHS) was 35.2%, while the revenue market share was 33.5%, respectively.

•

Chunghwa had 322 thousand net additions to its 3G subscriber base during the fourth quarter 2008, representing an increase of 9.9% quarter-over-quarter resulting in a total number of 3G subscribers of 3.56 million as of December 31, 2008.

•	Mobile VAS revenue for 2008 was NT$7.0 billion, representing a 25.0% increase year-over-year, including the increase of SMS revenue by 20.5% and the increase of mobile Internet revenue by 38.5%.

Fixed-line Services

•	As of the end of 2008, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.7 million.

Recent Updates

The company has recently completed the second capital reduction program on March 20. The total cash returned to the shareholders was NT$19.1 billion.

Financial Statements

Financial statements and additional operational data can be found on the Chunghwa Telecom website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

•	Note Concerning Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Chunghwa may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Chunghwa does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

•	SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned set forth at the end of this release and which shall be read together with the accompanying financial statements prepared under ROC GAAP.

If you have any questions in connection with the change of accounting policy, please contact the following person:

Contact name:	Ms. Fu-fu Shen

Phone:	+886 2 2344 5488

Fax:	+886 2 3393 8188

Email:	ffshen@cht.com.tw

Address:	CHUNGHWA TELECOM CO., LTD.

21-3 Hsinyi Road, Section 1,

Taipei, Taiwan,

Republic of China

Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2008 and 2007 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the financial statements starting from January 1, 2008, the Company changed its method of accounting for bonuses paid to employees, directors and supervisors upon adoption of Interpretation 96-052 issued by the Accounting and Research Development Foundation in the Republic of China.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the year ended December 31, 2008, and have expressed a modified unqualified opinion on those consolidated financial statements.

March 3, 2009

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$77,137,903	17	$74,752,564	16
Financial assets at fair value through profit or loss (Notes 2 and 5)	258,076	—	119,139	—
Available-for-sale financial assets (Notes 2 and 6)	14,161,391	3	17,818,499	4
Held-to-maturity financial assets (Notes 2 and 7)	769,435	—	651,192	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,992,143 thousand in 2008 and $3,290,123 thousand in 2007 (Notes 2 and 8)	10,190,150	2	10,470,802	2
Receivables from related parties (Note 24)	343,016	—	211,626	—
Other current monetary assets (Notes 2, 9 and 26)	2,187,324	1	7,089,871	2
Inventories, net (Notes 2 and 10)	3,503,762	1	2,794,131	1
Deferred income tax assets (Notes 2 and 21)	64,211	—	186,730	—
Other current assets (Note 11)	1,671,505	—	1,215,116	—

Total current assets	110,286,773	24	115,309,670	25

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2, 12 and 24)	8,691,154	2	4,395,453	1
Financial assets carried at cost (Notes 2 and 13)	2,521,907	—	2,107,318	—
Held-to-maturity financial assets (Notes 2 and 7)	3,044,102	1	498,257	—
Other monetary assets (Notes 14 and 25)	1,000,000	—	1,000,000	—

Total long-term investments	15,257,163	3	8,001,028	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 24)
Cost
Land	101,259,221	22	101,340,085	22
Land improvements	1,494,398	—	1,475,371	—
Buildings	62,612,157	14	62,140,290	13
Computer equipment	15,751,162	3	15,365,975	3
Telecommunications equipment	648,805,525	141	638,467,018	137
Transportation equipment	2,404,125	1	2,854,880	1
Miscellaneous equipment	7,247,977	2	7,639,500	2

Total cost	839,574,565	183	829,283,119	178
Revaluation increment on land	5,810,650	1	5,822,981	1

	845,385,215	184	835,106,100	179
Less: Accumulated depreciation	540,010,369	117	522,054,190	112

	305,374,846	67	313,051,910	67
Construction in progress and advance payments	15,989,495	3	16,450,761	4

Property, plant and equipment, net	321,364,341	70	329,502,671	71

INTANGIBLE ASSETS (Note 2)
3G concession	7,486,088	2	8,234,697	2
Others	407,028	—	337,214	—

Total intangible assets	7,893,116	2	8,571,911	2

OTHER ASSETS
Idle assets (Note 2)	927,076	—	927,949	—
Refundable deposits	1,282,539	—	1,306,847	1
Deferred income tax assets (Notes 2 and 21)	1,487,685	1	1,186,195	—
Others (Note 24)	769,978	—	427,846	—

Total other assets	4,467,278	1	3,848,837	1

TOTAL	$459,268,671	100	$465,234,117	100

	2008		2007
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$106,896	—	$653,214	—
Trade notes and accounts payable	9,349,489	2	9,879,234	2
Payables to related parties (Note 24)	2,236,919	1	1,706,089	1
Income tax payable (Notes 2 and 21)	5,433,630	1	6,960,504	2
Accrued expenses (Note 16)	15,680,602	4	14,957,081	3
Due to stockholders for capital reduction (Note 18)	19,115,554	4	9,557,777	2
Other current liabilities (Notes 2, 17 and 26)	15,446,581	3	13,882,987	3

Total current liabilities	67,369,671	15	57,596,886	13

DEFERRED INCOME	2,072,297	—	1,505,150	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 23)	5,164,388	1	3,911,964	1
Customers’ deposits	6,098,605	2	6,324,712	1
Deferred credits - gain on inter-company transactions (Note 24)	1,485,916	—	—	—
Others	426,387	—	732,711	—

Total other liabilities	13,175,296	3	10,969,387	2

Total liabilities	82,712,250	18	70,166,409	15

STOCKHOLDERS’ EQUITY (Notes 2, 15, 18 and 19)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares in 2008 and 9,667,845 thousand shares in 2007	96,968,082	21	96,678,451	21

Preferred stock - $10 par value	—	—	—	—

Additional paid-in capital:
Capital surplus	179,193,097	39	200,592,390	43
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	3	—

Total additional paid-in capital	179,206,270	39	200,605,563	43

Retained earnings:
Legal reserve	52,859,566	11	48,036,210	10
Special reserve	2,675,894	1	2,678,723	1
Unappropriated earnings	41,276,274	9	48,317,617	10

Total retained earnings	96,811,734	21	99,032,550	21

Other adjustments
Cumulative translation adjustments	29,474	—	(1,980)	—
Unrecognized net loss of pension	(84)	—	(90)	—
Unrealized gain (loss) on financial instruments	(2,272,242)	—	37,508	—
Unrealized revaluation increment	5,813,187	1	5,823,200	1
Treasury stocks - 110,068 thousand shares	—	—	(7,107,494)	(1)

Total other adjustments	3,570,335	1	(1,248,856)	—

Total stockholders’ equity	376,556,421	82	395,067,708	85

TOTAL	$459,268,671	100	$465,234,117	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 3, 2009)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2008		2007
	Amount	%	Amount	%
NET REVENUES (Note 24)	$186,780,650	100	$186,328,955	100

OPERATING COSTS (Note 24)	95,789,726	52	94,326,091	51

GROSS PROFIT	90,990,924	48	92,002,864	49

OPERATING EXPENSES (Note 24)
Marketing	27,306,113	14	25,878,875	14
General and administrative	3,345,977	2	3,247,337	2
Research and development	3,151,789	2	3,213,778	1

Total operating expenses	33,803,879	18	32,339,990	17

INCOME FROM OPERATIONS	57,187,045	30	59,662,874	32

NON-OPERATING INCOME AND GAINS
Interest income	1,866,875	1	1,445,003	1
Valuation gain on financial instruments, net	550,649	1	—	—
Equity in earnings of equity method investees, net	362,314	—	218,429	—
Foreign exchange gain, net	329,408	—	—	—
Others	397,635	—	767,275	—

Total non-operating income and gains	3,506,881	2	2,430,707	1

NON-OPERATING EXPENSES AND LOSSES
Impairment loss on assets	1,164,105	1	22,000	—
Loss on disposal of financial instruments, net	660,331	—	—	—
Loss on disposal of property, plant and equipment, net	276,710	—	84,386	—
Valuation loss on inventory	22,208	—	19,165	—
Interest expense	404	—	846	—
Valuation loss on financial instruments, net	—	—	584,851	—
Foreign exchange loss, net	—	—	58,011	—
Loss arising from natural calamities	—	—	42,202	—
Others	97,303	—	185,650	—

Total non-operating expenses and losses	2,221,061	1	997,111	—

INCOME BEFORE INCOME TAX	58,472,865	31	61,096,470	33

INCOME TAX EXPENSE (Notes 2 and 21)	13,462,523	7	12,847,151	7

NET INCOME	$45,010,342	24	$48,249,319	26

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2008		2007
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Notes 2 and 22)
Basic earnings per share	$6.03	$4.64	$6.25	$4.94

Diluted earnings per share	$6.02	$4.63	$6.25	$4.93

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 3, 2009)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars Except Dividend Per Share Data)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings			Other Adjustments					Total Stock- holders’ Equity
									Cumulative Translation Adjustments	Unrecognized Net Loss of Pension	Unrealized Gain (Loss) on Financial Instruments	Unrealized Revaluation Increment	Treasury Stock
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Legal Reserve	Special Reserve	Un- appropriated Earnings

BALANCE, JANUARY 1, 2007	9,667,845	$96,678,451	—	$—	$210,273,336	$44,037,765	$2,680,184	$39,984,454	$(3,304)	$—	$541,072	$5,824,600	$—	$400,016,558

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	(1,400)	—	(1,400)

Appropriations of 2006 earnings
Legal reserve	—	—	—	—	—	3,998,445	—	(3,998,445)	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	(1,461)	1,461	—	—	—	—	—	—
Cash dividend - NT$3.58 per share	—	—	—	—	—	—	—	(34,610,885)	—	—	—	—	—	(34,610,885)
Employees’ bonus - cash	—	—	—	—	—	—	—	(1,256,619)	—	—	—	—	—	(1,256,619)
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(35,904)	—	—	—	—	—	(35,904)

Capital surplus transferred to common stock	966,785	9,667,845	—	—	(9,667,845)	—	—	—	—	—	—	—	—	—

Capital reduction (Note 19)	(966,785)	(9,667,845)	—	—	—	—	—	—	—	—	—	—	110,068	(9,557,777)

Net income in 2007	—	—	—	—	—	—	—	48,249,319	—	—	—	—	—	48,249,319

Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	2,258	—	—	2,258

Equity adjustments in investees	—	—	—	—	72	—	—	(15,764)	—	—	—	—	—	(15,692)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	1,324	—	—	—	—	1,324

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	(90)	—	—	—	(90)

Purchase of treasury stock - 121,075 thousand common shares (Note 19)	—	—	—	—	—	—	—	—	—	—	—	—	(7,217,562)	(7,217,562)

Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	(505,822)	—	—	(505,822)

BALANCE, DECEMBER 31, 2007	9,667,845	96,678,451	—	—	200,605,563	48,036,210	2,678,723	48,317,617	(1,980)	(90)	37,508	5,823,200	(7,107,494)	395,067,708

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	(10,013)	—	(10,013)

Appropriations of 2007 earnings
Legal reserve	—	—	—	—	—	4,823,356	—	(4,823,356)	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	(3,304)	3,304	—	—	—	—	—	—
Cash dividend - NT$4.26 per share	—	—	—	—	—	—	—	(40,716,130)	—	—	—	—	—	(40,716,130)
Stock dividend - NT$0.1 per share	95,578	955,778	—	—	—	—	—	(955,778)	—	—	—	—	—	—
Employees’ bonus - cash	—	—	—	—	—	—	—	(1,303,605)	—	—	—	—	—	(1,303,605)
Employees’ bonus - dividends	43,453	434,535	—	—	—	—	—	(434,535)	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(43,454)	—	—	—	—	—	(43,454)

Capital surplus transferred to common stock	1,911,555	19,115,554	—	—	(19,115,554)	—	—	—	—	—	—	—	—	—

Capital reduction	(1,911,555)	(19,115,554)	—	—	—	—	—	—	—	—	—	—	—	(19,115,554)

Net income in 2008	—	—	—	—	—	—	—	45,010,342	—	—	—	—	—	45,010,342

Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	(18,613)	—	—	(18,613)

Equity adjustments in investees	—	—	—	—	—	—	—	(54,583)	—	—	—	—	—	(54,583)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	31,454	—	—	—	—	31,454

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	6	—	—	—	6

Special reserve for gain arising from disposal of land	—	—	—	—	—	—	475	(475)	—	—	—	—	—	—

Cancellation of treasury stock - 110,068 thousand common shares (Note 19)	(110,068)	(1,100,682)	—	—	(2,283,739)	—	—	(3,723,073)	—	—	—	—	7,107,494	—

Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	(2,291,137)	—	—	(2,291,137)

BALANCE, DECEMBER 31, 2008	9,696,808	$96,968,082	—	$—	$179,206,270	$52,859,566	$2,675,894	$41,276,274	$29,474	$(84)	$(2,272,242)	$5,813,187	$—	$376,556,421

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 3, 2009)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$45,010,342	$48,249,319
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment loss on assets	1,164,105	22,000
Provision for doubtful accounts	503,753	595,563
Depreciation and amortization	37,968,938	39,657,560
Amortization of premium (discount) of financial assets	3,258	(183)
Loss (gain) on disposal of financial instruments, net	660,331	(92,495)
Valuation loss (gain) on financial instruments, net	(550,649)	584,851
Valuation loss on inventory	22,208	19,165
Loss on disposal of property, plant and equipment, net	276,710	84,386
Equity in earnings of equity investees	(362,314)	(218,429)
Dividends received from equity investees	435,285	107,106
Deferred income taxes	(178,971)	(802,342)
Other	—	(2,410)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(207,463)	(308,132)
Trade notes and accounts receivable	(218,461)	1,476,200
Receivables from related parties	(131,390)	(163,858)
Other current monetary assets	4,860,343	(122,731)
Inventories	(807,397)	(303,017)
Other current assets	(456,389)	(199,936)
Increase (decrease) in:
Trade notes and accounts payable	(454,187)	460,501
Payables to related parties	553,070	631,713
Income tax payable	(1,526,874)	(1,567,036)
Accrued expenses	723,521	(3,839,740)
Other current liabilities	650,762	(205,140)
Deferred income	567,147	549,731
Accrued pension liabilities	1,252,424	2,658,263

Net cash provided by operating activities	89,758,102	87,270,909

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(7,271,995)	(22,694,362)
Proceeds from disposal of available-for-sale financial assets	6,639,849	11,735,207
Acquisition of held-to-maturity financial assets	(3,326,951)	(1,198,301)
Proceeds from disposal of held-to-maturity financial assets	659,605	49,035
Acquisition of financial assets carried at cost	(485,859)	(188,038)
Proceeds from disposal of financial assets carried at cost	354,933	—
Acquisition of investment accounted for using equity method	(4,461,562)	(2,268,939)
Proceeds from disposal of long-term investment	44,047	—
Acquisition of property, plant and equipment	(29,660,351)	(24,909,861)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

	2008	2007
Proceeds from disposal of property, plant and equipment	$2,642,439	$106,195
Increase in intangible assets	(258,290)	(272,784)
Decrease (increase) in other assets	(331,620)	39,447

Net cash used in investing activities	(35,455,755)	(39,602,401)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term loans	—	(300,000)
Decrease in customers’ deposits	(160,733)	(306,819)
Increase (decrease) in other liabilities	(135,309)	172,392
Cash dividends paid	(40,716,130)	(34,610,885)
Remuneration to board of directors and supervisors and bonus to employees	(1,347,059)	(1,292,523)
Purchase of treasury stock	—	(7,217,562)
Capital reduction	(9,557,777)	—

Net cash used in financing activities	(51,917,008)	(43,555,397)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,385,339	4,113,111

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	74,752,564	70,639,453

CASH AND CASH EQUIVALENTS, END OF YEAR	$77,137,903	$74,752,564

SUPPLEMENTAL INFORMATION
Interest paid	$404	$846

Income tax paid	$15,168,368	$15,216,529

NON-CASH FINANCING ACTIVITIES
Reclassification from common capital stock to due to stockholders for capital reduction	$19,115,554	$9,557,777

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$30,493,115	$25,302,075
Payables to suppliers	(832,764)	(392,214)

	$29,660,351	$24,909,861

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

The following table presents the allocation of acquisition costs of acquired subsidiaries during 2007 to assets acquired and liabilities assumed, based on their fair values:

	Senao International Co., Ltd.	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Global, Inc.	Donghwa Telecom Co., Ltd.
Cash and cash equivalents	$617,003	$96,959	$38,771	$16,751
Financial assets at fair value through profit or loss	86,796	325,742	—	—
Trade notes and accounts receivable	2,024,443	425,113	33,395	18,044
Inventories	1,625,790	136,310	—	—
Other current assets	334,055	127,917	2,147	5,896
Long-term investment	12,941	—	—	—
Property, plant, and equipment	1,316,657	2,879	27,066	—
Identifiable intangible assets	365,920	46,792	—	—
Other assets	134,869	37,602	17,450	—
Short-term loan and current portion of long-term loan	(100,000)	—	—	—
Trade notes and accounts payable	(1,629,324)	(418,667)	(39,993)	(22,827)
Other current liabilities	(714,517)	(71,095)	(9,161)	(1,861)
Long-term debt	(580,000)	(1,140)	(7,263)	—
Other liabilities	(92,579)	—	—	(2,163)

Total	3,402,054	708,412	62,412	13,840
Percentage of ownership	31.3285%	100%	100%	100%

	1,065,813	708,412	62,412	13,840
Goodwill (negative goodwill)	—	130,094	8,017	(2,410)

Acquisition costs of acquired subsidiaries	$1,065,813	$838,506	$70,429	$11,430

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 3, 2009)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (GSM) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of December 31, 2008 and 2007, the Company had 24,551 and 24,138 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, remuneration to board of directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper and treasury bill purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset, when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks—at closing prices at the balance sheet date; open-end mutual funds—at net asset values at the balance sheet date; bonds—quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market—at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in companies where in the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company does not have substantial control over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if the Company has substantial control over these equity investees. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 6 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stock and capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient, the difference is charged to retained earnings.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

Recent Accounting Pronouncements

The ARDF of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ROC SFAS No. 10 will have on its results of operation and financial positions.

Reclassifications

Certain accounts in the financial statements as of and for the year ended December 31, 2007 have been reclassified to conform to the presentation of the financial statements as of and for the year ended December 31, 2008.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning January 1, 2008. The adoption of this interpretation resulted in a decrease of $1,317,524 thousand (including $1,289,556 thousand recorded by Chunghwa and $27,968 thousand recorded by its equity-method investees) in net income and a decrease in basic earnings per share (after income tax) of $0.14 for the year ended December 31, 2008. For purposes of the statement of cash flows, such bonuses represent appropriations of the earning from prior years and have been classified as financing activities for 2008 and 2007. Beginning from 2009, such bonuses will be classified as an operating activity for purposes of the statement of cash flows when paid.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2008	2007
Cash
Cash on hand	$91,441	$87,165
Bank deposits	10,207,252	14,561,538
Negotiable certificate of deposit, annual yield rate - ranging from 0.31%-2.45% and 2.05%-4.73% for the years ended December 31, 2008 and 2007, respectively	48,485,481	33,096,495

	58,784,174	47,745,198

(Continued)

	December 31
	2008	2007
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.70%-1.55% and 1.92%-1.97% for the years ended December 31, 2008 and 2007, respectively	$18,353,729	$26,901,146
U.S. Treasury bills, annual yield rate 3.18%	—	106,220

	18,353,729	27,007,366

	$77,137,903	$74,752,564

(Concluded)

As of December 31, 2008 and 2007, foreign deposits in bank were as following:

	December 31
	2008	2007
United States of America - New York (US$65,389 thousand and US$284,756 thousand for the years ended December 31, 2008 and 2007, respectively)	$2,148,690	$9,238,338
Hong Kong (US$30,572 thousand, EUR247 thousand, JPY27,844 thousand and GBP270 thousand for 2008 and US$32,975 thousand, EUR406 thousand, JPY26,445 thousand and GBP217 thousand for 2007)	1,039,021	1,110,885

	$3,187,711	$10,349,223

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2008	2007
Derivatives - financial assets
Index future contracts	$242,868	$91,945
Forward exchange contracts	15,208	27,194

	$258,076	$119,139

Derivatives - financial liabilities
Forward exchange contracts	$95,515	$67,140
Index future contracts	11,381	5,915
Currency option contracts	—	580,159

	$106,896	$653,214

Chunghwa entered into investment management agreements with a well-known financial institution (fund managers) to manage its investment portfolios in 2006. As of December 31, 2008, Chunghwa’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included listed stocks, mutual funds and derivative instruments.

Chunghwa entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding forward exchange contracts on December 31, 2008 and 2007 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
December 31, 2008

Sell	EUR/USD	2009.01	EUR	4,240
	JPY/USD	2009.01	JPY	446,200
	GBP/USD	2009.01	GBP	1,880
	USD/NTD	2009.01	USD	96,000
	USD/JPY	2009.01	USD	1,544
	USD/EUR	2009.01	USD	777
	USD/GBP	2009.01	USD	124

December 31, 2007

Sell	EUR/USD	2008.02	EUR	19,100
	JPY/USD	2008.02	JPY	590,000
	GBP/USD	2008.02	GBP	2,370
	USD/NTD	2008.01-03	USD	385,000
	EUR/NTD	2008.02-03	EUR	40,000
	NTD/USD	2008.01	NTD	323,550

Outstanding index future contracts on December 31, 2008 and 2007 were as follows:

	Maturity Period	Units	Contract Amount (in Thousands)
December 31, 2008

AMSTERDAM IDX FUT	2009.01	13	EUR	642
CAC40 10 EURO FUT	2009.01	14	EUR	451
DAX INDEX FUTURE	2009.03	3	EUR	356
IBEX 35 INDX FUTR	2009.01	7	EUR	633
MINI S&P/MIB FUT	2009.03	37	EUR	712
FTSE 100 IDX FUT	2009.03	19	GBP	815
TOPIX INDEX FUTURE	2009.03	35	JPY	283,990
S&P 500 FUTURE	2009.03	16	USD	3,541
S&P 500 EMINI FUTURE	2009.03	53	USD	2,346

December 31, 2007

AMSTERDAM IDX FUT	2008.01	14	EUR	1,419
CAC40 10 EURO FUT	2008.01	17	EUR	940
DAX INDEX FUTURE	2008.03	1	EUR	198
IBEX 35 INDX FUTR	2008.01	7	EUR	1,076
MINI S&P/MIB FUT	2008.03	35	EUR	1,366
FTSE 100 IDX FUT	2008.03	35	GBP	2,204
TOPIX INDEX FUTURE	2008.03	20	JPY	313,900
S&P 500 FUTURE	2008.03	16	USD	5,994
S&P 500 EMINI FUTURE	2008.03	23	USD	1,725

As of December 31, 2008 and 2007, the amount paid for future deposit were $242,768 thousand and $81,515 thousand, respectively.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US dollar at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract would be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

Net gain and net loss arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2008 and 2007 were $477,792 thousand (including realized settlement loss of $46,210 thousand and valuation gain of $524,002 thousand) and $876,482 thousand (including realized settlement loss of $281,474 thousand and valuation loss of $595,008 thousand, respectively).

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2008	2007
Open-end mutual funds	$13,420,645	$16,505,794
Foreign listed stocks	546,520	958,095
Real estate investment trust fund	194,226	238,900
Listed stocks	—	115,710

	$14,161,391	$17,818,499

For the years ended December 31, 2008 and 2007, movements of unrealized gain or loss on financial instruments were as follows:

	Years Ended December 31
	2008	2007
Balance, beginning of year	$35,232	$541,054
Recognized in stockholders’ equity	(3,174,015)	(131,852)
Transferred to profit or loss	882,878	(373,970)

Balance, end of year	$(2,255,905)	$35,232

Global economic and financial circumstances have significantly changed. As a result, the Company determined that the impairment losses of available for sale financial assets is other-than-temporary in nature, and recorded impairment losses of $1,139,105 thousand in 2008.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2008	2007
Corporate bonds, nominal interest rate ranging from 0.994%-3.85% and 0%-4% for the years ended December 31, 2008 and 2007, respectively; effective interest rate ranging from 0.994%-2.95% and 0.994%-4% for 2008 and 2007, respectively	$3,772,177	$1,048,484
Collateralized loan obligation, nominal and effective interest rate were both 2.175% for 2008 and 2007	41,360	100,965

	3,813,537	1,149,449
Less: Current portion	769,435	651,192

	$3,044,102	$498,257

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Years Ended December 31
	2008	2007
Balance, beginning of year	$3,290,123	$3,535,141
Charge to expense for doubtful accounts	499,113	592,205
Accounts receivable written off	(797,093)	(837,223)

Balance, end of year	$2,992,143	$3,290,123

9.	OTHER CURRENT MONETARY ASSETS

	December 31
	2008	2007
Accrued custodial receipts from other carriers	$484,224	$650,791
Receivables from disposal of financial instruments	42,688	1,011,031
Tax refund receivable	—	3,221,136
Fixed-Line Fund	—	1,000,000
Other	1,660,412	1,206,913

	$2,187,324	$7,089,871

10.	INVENTORIES, NET

	December 31
	2008	2007
Supplies	$1,609,504	$1,517,233
Work in process	283,739	165,236
Merchandise	745,435	609,350
Materials in transit	906,958	521,978

	3,545,636	2,813,797
Less: Valuation allowance	41,874	19,666

	$3,503,762	$2,794,131

11.	OTHER CURRENT ASSETS

	December 31
	2008	2007
Prepaid rents	$840,889	$589,075
Prepaid expenses	597,148	380,602
Miscellaneous	233,468	245,439

	$1,671,505	$1,215,116

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2008		2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Listed
Senao International Co., Ltd. (“SENAO”)	$1,331,443	29	$1,270,190	31
Non-Listed
Light Era Development Co., Ltd. (“LED”)	2,976,434	100	—	—
Chunghwa Investment Co., Ltd. (“CHI”)	829,716	49	974,332	49
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	791,161	100	—	—
Chunghwa System Integration Co., Ltd. (“CHSI”)	747,104	100	850,398	100
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	593,441	40	626,078	40
CHIEF Telecom Inc. (“CHIEF”)	427,848	69	423,807	69
Donghwa Telecom Co., Ltd. (“DHT”)	221,537	100	15,408	100
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	110,545	100	31,256	100
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	95,836	33	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	84,992	30	69,911	30
KingWay Technology Co., Ltd. (“KWT”)	77,222	33	—	—
Chunghwa Telecom Global, Inc. (“CHTG”)	71,097	100	73,416	100
Spring House Entertainment Inc. (“SHE”)	45,113	56	15,659	30
Chunghwa Telecom Japan Co., Ltd.(“CHTJ”)	4,165	100	—	—
ELTA Technology Co., Ltd. (“ELTA”)	—	—	44,998	32
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	—	100	—	100

	8,407,654		4,395,453
Prepayments for long-term investments - InfoExplorer Co., Ltd. (“IFE”)	283,500	—	—	—

	$8,691,154		$4,395,453

Chunghwa invested in Senao International Co., Ltd. (“SENAO”) in January 2007, for a purchase price of $1,065,813 thousand. SENAO engages mainly in telecommunication facilities sales.

Chunghwa established 100% shares of Light Era Development Co., Ltd. (“LED”) by prepaying $3,000,000 thousand in January 2008. LED completed its incorporation on February 12, 2008. LED engages mainly in development of property for rent and sale.

Chunghwa established Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) in July 2008, for a purchase price of $200,000 thousand, and increase capital for $579,280 thousand in September 2008. CHTS engages mainly in data wholesale, IP Transit, IPLC, IP VPN, voice wholesale services, and reinvests in the world satellite business. ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“SSVP”) in Singapore in October 2008 in order to maintain the current service. SSVP will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa invested in Chunghwa System Integration Co., Ltd. (“CHSI”) in December 2007, for a purchase price of $838,506 thousand. CHSI engages mainly in providing communication and information integration services.

Chunghwa raised investing capital at the amount of $171,513 thousand in CHIEF Telecom Inc. in October 2007. CHIEF engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa invested in Donghwa Telecom Co., Ltd. (“DHT”) in December 2007 and September 2008 for a purchase price of $11,430 thousand and $189,833 thousand. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa invested in Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in December 2006, for a purchase price of $150,000 thousand. CIYP finished registration in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

Chunghwa established Viettel-CHT Co., Ltd. (“Viettel-CHT”) with Viettel Co., Ltd. in Vietnam in April 2008, by investing $91,239 thousand cash at the end of 2008. Viettel-CHT engages mainly in IDC services.

Chunghwa invested in Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of $67,025 thousand. SKYSOFT engages mainly in providing of music on-line, software, electronic information and advertisement services.

Chunghwa invested in KingWay Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa invested in Chunghwa Telecom Global, Inc. (“CHTG”) in December 2007, for a purchase price of $70,429 thousand. CHTG engages mainly in international data and internet services and long distance wholesales.

Chunghwa increased its ownership of Spring House Entertainment Inc. (“SHE”) from 30% to 56% in January 2008, for a purchase price of $39,800 thousand, and SHE becomes a subsidiary of Chunghwa. SHE engages mainly in network services, producing digital entertainment content and broadband visual sound terrace development.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”), a 100% owned subsidiary in October 2008 by investing $6,140 thousand cash, and increased its investment on CHTJ by investing $11,151 thousand cash in January 2009. CHTJ engages mainly in telecommunication business, data processing and related services, development and sale of software and consulting services in telecommunication.

The Company invested in ELTA Technology Co., Ltd. in April and October 2007, for a purchase price of $27,455 thousand and $16,768 thousand, respectively. ELTA engages mainly in professional on-line and mobile value-added content aggregative services. Chunghwa sold all shares of ELTA with carrying value $51,152 thousand on July 23, 2008 for a selling price of $44,047 thousand and recognized a disposal loss of $7,105 thousand.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) and Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) in March 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Chunghwa prepaid $283,500 thousand to invest in InfoExplorer Co., Ltd. (“IFE”) and the record date of capital increase of IFE was January 5, 2009. Chunghwa acquired 49% of ownership. Chunghwa has control in IFE by obtaining above half of seats of the board of directors of IFE on January 20, 2009, which was IFE’s stockholder’s meeting. IFE mainly engages in information system planning and maintenance, software development, and information technology consultation services.

The carrying values of the equity investees as of December 31, 2008 and 2007 and the equity in earnings for the years ended December 31, 2008 and 2007 are determined based on the audited financial statements of the investees for the same years as the Company.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2008		2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	—	—
Global Mobile Corp. (“GMC”)	127,018	11	168,038	15
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	34,500	12	49,500	12
Essence Technology Solution, Inc. (“ETS”)	10,000	9	20,000	9
Siemens Telecommunication Systems (“Siemens”)	—	—	5,250	15

	2,236,048		2,107,318
Prepayments for long-term investments in stocks-Taipei Financial Center (“TFC”)	285,859	—	—	—

	$2,521,907		$2,107,318

Chunghwa invested in IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II engages mainly in investment. IBT II completed its incorporation on February 13, 2008.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC was not authorized by NCC, and notified Chunghwa on May 5, 2008 that Chunghwa should dispose of its investment in GMC no later than June 30, 2008, otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July, 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC, therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the investment in RPTI, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of $15,000 thousand and $22,000 thousand for the years ended December 31, 2008 and 2007, respectively.

Chunghwa invested in ETS in December 2007, for a purchase price of $20,000 thousand. ETS mainly engaged in IP-Private Branch Exchange (IP PBX) and design of voice security module. After evaluating the investment in ETS, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of $10,000 thousand for the year ended December 31, 2008.

Chunghwa disposed all shares of Siemens with carrying value $5,250 thousand in March 2008, for a selling price of $314,055 thousand and Chunghwa recognized a disposal gain of $308,805 thousand.

Chunghwa participated in TFC’s capital increase in October 2008 and the prepayment was $285,859 thousand.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER NONCURRENT MONETARY ASSETS

	December 31
	2008	2007
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2008	2007
Cost
Land	$101,259,221	$101,340,085
Land improvements	1,494,398	1,475,371
Buildings	62,612,157	62,140,290
Computer equipment	15,751,162	15,365,975
Telecommunications equipment	648,805,525	638,467,018
Transportation equipment	2,404,125	2,854,880
Miscellaneous equipment	7,247,977	7,639,500

Total cost	839,574,565	829,283,119
Revaluation increment on land	5,810,650	5,822,981

	845,385,215	835,106,100

Accumulated depreciation
Land improvements	898,156	844,244
Buildings	16,238,529	15,181,459
Computer equipment	11,590,417	11,457,928
Telecommunications equipment	502,974,534	485,397,314

(Continued)

	December 31
	2008	2007
Transportation equipment	$2,194,104	$2,690,767
Miscellaneous equipment	6,114,629	6,482,478

	540,010,369	522,054,190

Construction in progress and advance payments	15,989,495	16,450,761

Property, plant and equipment, net	$321,364,341	$329,502,671

(Concluded)

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of December 31, 2008, the unrealized revaluation increment was decreased to $5,813,187 thousand by disposal revaluation assets.

Depreciation expense on property, plant and equipment for the years ended December 31, 2008 and 2007 amounted to $36,951,384 thousand and $38,691,561 thousand, respectively. No interest expense was capitalized for the years ended December 31, 2008 and 2007.

16.	ACCRUED EXPENSES

	December 31
	2008	2007
Accrued salary and compensation	$10,664,953	$9,594,195
Accrued franchise fees	2,368,996	2,159,399
Other accrued expenses	2,646,653	3,203,487

	$15,680,602	$14,957,081

17.	OTHER CURRENT LIABILITIES

	December 31
	2008	2007
Advances from subscribers	$5,624,497	$5,037,430
Amounts collected in trust for others	2,446,647	2,804,891
Payables to equipment suppliers	2,250,041	1,786,351
Payables to contractors	1,546,234	1,065,972
Refundable customers’ deposits	980,622	915,248
Miscellaneous	2,598,540	2,273,095

	$15,446,581	$13,882,987

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,696,808,181 shares, Chunghwa’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at $10 (par value) in the event its ownership of Chunghwa falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2008, the outstanding ADSs were 1,780,568 thousand common shares, which equaled approximately 178,057 thousand units and represented 18.36% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the year ended December 31, 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are different from the amounts resoluted in the stockholders’ meeting, the difference is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2007 and 2006 earnings of the company have been approved and resolved by the stockholders on June 19, 2008 and June 15, 2007 as follows:

	Appropriation of Earnings		Dividend Per Share
	2007	2006	2007	2006
Legal reserve	$4,823,356	$3,998,445	$—	$—
Reversal of special reserve	3,304	1,461	—	—
Cash dividends	40,716,130	34,610,885	4.26	3.58
Stock dividends	955,778	—	0.10	—
Employee bonus - cash	1,303,605	1,256,619	—	—
Employee bonus - stock	434,535	—	—	—
Remuneration to board of directors and supervisors	43,454	35,904	—	—

The amounts of the appropriations of earnings for 2007 and 2006 were consistent with the resolutions of the meetings of the Board of Directors held on April 25, 2008 and April 24, 2007, respectively.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock.

The above mentioned 2008 capital increase proposal was effectively registered with Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFC”). The board of directors resolved the ex- dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with SFC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above 2007 capital increase proposal was effectively registered with SFC. The board of directors resolved the ex-dividend date of aforementioned proposal as August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,667,845 thousand to common capital stock and effectively registered with SFC. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by $9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of $9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of $110,068 thousand held by Chunghwa and concurrently cancelled. Such cash payments to stockholder’s was made in January 2008.

The appropriation of Chunghwa’s 2008 earnings has not been resolved by the board of directors as of the report date. Information on the appropriation of 2008 earnings, employee bonus and remuneration to board of directors and supervisors proposed by the board of directors and resolved by the stockholders is available at the Market Observation Post System website.

19.	TREASURY STOCK

	Years Ended December 31
	2008	2007
Balance, beginning of year	110,068	—
Increase	—	121,075
Decrease	(110,068)	(11,007)

Balance, end of year	—	110,068

According to the Securities and Exchange Act of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The Company shall neither pledge treasury stock nor exercise stockholders’ rights on these shares, such as rights to dividends and to vote.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand shares of treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining of 110,068 thousand shares of treasury stock amounted to $7,107,494 thousand was cancelled on February 21, 2008.

20.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2008
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$12,108,552	$8,282,400	$20,390,952
Insurance	900,020	617,331	1,517,351
Pension	1,606,127	1,181,250	2,787,377
Other compensation	8,472,465	5,766,107	14,238,572

	$23,087,164	$15,847,088	$38,934,252

Depreciation expense	$34,925,146	$2,026,238	$36,951,384

Amortization expense	$880,086	$136,596	$1,016,682

	Year Ended December 31, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$12,212,562	$8,092,151	$20,304,713
Insurance	665,350	839,133	1,504,483
Pension	1,749,411	1,238,306	2,987,717
Other compensation	9,201,910	5,497,585	14,699,495

	$23,829,233	$15,667,175	$39,496,408

Depreciation expense	$36,512,666	$2,178,895	$38,691,561

Amortization expense	$866,946	$98,182	$965,128

21.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Years Ended December 31
	2008	2007
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$14,618,206	$15,274,107
Add (deduct) tax effects of:
Permanent differences	(135,085)	(446,237)
Temporary differences	325,840	910,583
Additional tax at 10% on undistributed earnings	—	8,260
Investment tax credits	(1,502,112)	(2,401,319)

Income tax payable	$13,306,849	$13,345,394

The tax liabilities of December 31, 2008 and 2007 are the net amount from deducting income tax payables by prepaid income tax.

b.	Income tax expense consists of the following:

	Years Ended December 31
	2008	2007
Income tax payable	$13,306,849	$13,345,394
Income tax- separated	296,901	242,733
Income tax - deferred	(178,971)	(802,342)
Adjustments of prior years’ income tax	37,744	61,366

	$13,462,523	$12,847,151

c.	Net deferred income tax assets (liabilities) consists of the following:

	December 31
	2008	2007
Current
Provision for doubtful accounts	$478,196	$331,328
Abandonment of equipment not approved by National Tax Administration	40,239	—
Unrealized accrued expense	22,384	—
Valuation loss on financial instruments, net	13,696	151,358
Unrealized foreign exchange loss (gain)	(35,568)	9,634
Other	23,460	25,738

	542,407	518,058
Valuation allowance	(478,196)	(331,328)

Net deferred income tax assets-current	$64,211	$186,730

Noncurrent
Accrued pension cost	$1,407,460	$1,092,701
Impairment loss	80,225	80,524
Loss on disposal of property, plant and equipment	—	12,970

Net deferred income tax assets-noncurrent	$1,487,685	$1,186,195

d.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2008	2007
Balance of Imputation Credit Account (“ICA”)	$7,285,595	$6,528,877

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2008 and 2007 for earnings were 30.81% and 28.81%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of December 31, 2008 and 2007, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2005 had been examined by the ROC tax authorities.

22.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Thousand) (Denominator)	Earning Per Share (Dollars)
				Income Before Income Tax	Net Income
	Income Before Income Tax	Net Income

Year ended December 31, 2008

EPS was calculated as follows:

Basic EPS
Income available to stockholders	$58,472,865	$45,010,342	9,696,808	$6.03	$4.64

SENAO’s stock-based compensation	(13,775)	(13,775)	—
Employee bonus	—	—	20,681

Diluted EPS
Income available to stockholders (including effect of dilutive potential common stock)	$58,459,090	$44,996,567	9,717,489	$6.02	$4.63

Year ended December 31, 2007

EPS was calculated as follows:

Basic EPS
Income available to stockholders	$61,096,470	$48,249,319	9,776,237	$6.25	$4.94

SENAO’s stock-based compensation	(8,099)	(8,099)	—

Diluted EPS
Income available to stockholders (including effect of dilutive potential common stock)	$61,088,371	$48,241,220	9,776,237	$6.25	$4.93

According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the share have a dilutive effect for the year ended December 31, 2008. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2008 and 2007 was due to the effect of potential common stock of stock options by SENAO.

23.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of Chunghwa were $2,871,428 thousand ($2,774,274 thousand subject to defined benefit plan and $97,154 thousand subject to defined contribution plan) and $3,101,497 thousand ($3,023,558 thousand subject to defined benefit plan and $77,939 thousand subject to defined contribution plan) for the years ended December 31, 2008 and 2007, respectively.

Pension information of the defined benefit plan was summarized as follows:

a.	Components of net periodic pension cost for the year

	Years Ended December 31
	2008	2007
Service cost	$2,658,562	$2,807,927
Interest cost	185,873	107,931
Expected return on plan assets	(82,006)	(78,198)
Amortization of unrecognized loss	(2,529)	7,003
Curtailment/settlement loss to be recognized	14,374	178,895

	$2,774,274	$3,023,558

b.	Reconciliation between the fund status and accrued pension cost is summarized as follows:

		December 31
		2008	2007
	Benefit obligation
	Vested benefit obligation	$(5,658,116)	$(3,526,887)
	Non-vested benefit obligation	(2,832,135)	(2,150,100)

	Accumulated benefit obligation	(8,490,251)	(5,676,987)
	Additional benefit obligation	(930,915)	(970,516)

	Projected benefit obligation	(9,421,166)	(6,647,503)
	Fair values of plan assets	4,282,694	2,754,779

	Funded status	(5,138,472)	(3,892,724)
	Unrecognized prior service cost effect	(49,776)	—
	Amortization of unrecognized net loss (gain)	23,860	(19,240)

	Accrued pension liabilities	$(5,164,388)	$(3,911,964)

c.	Vested benefit	$7,664,921	$5,009,083

d.	Actuarial assumptions

	Discount rate used in determining present value	2.00%	2.50%
	Rate of compensation increase	1.00%	1.50%
	Rate of return on plan assets	2.50%	2.75%

e.	Contributions and payments of the Fund

	Years Ended December 31
	2008	2007
Contributions	$1,515,234	$365,368

Payments	$105,910	$600,239

24.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary (it was the equity-method investee in January 2007, and has control in April 2007)
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary (it was the subsidiary of equity-method investee, Chunghwa Investment Co., Ltd., and it becomes to Chunghwa’s subsidiary since December 2007)
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary (it was the subsidiary of equity-method investee, Chunghwa Investment Co., Ltd., and it becomes to Chunghwa’s subsidiary since December 2007)
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary (it was the indirect owned subsidiary of equity-method investee, Chunghwa Investment Co., Ltd., and it becomes to Chunghwa’s subsidiary since December 2007)
Spring House Entertainment Inc. (“SHE”)	Subsidiary (it was the equity-method investee, and it becomes to Chunghwa’s subsidiary since January 2008)
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Uni-Gate Telecom Inc. (“Uni-Gate”)	Subsidiary of CHIEF
CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-method investee
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July 2008
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chunghwa Investment Holding Company (“CIHC”)	Subsidiary of CHI

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2008		2007
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
SENAO	$178,878	52	$156,861	74
CHSI	41,256	12	—	—
CIYP	38,782	11	16,909	8
LED	22,566	7	—	—
CHIEF	20,906	6	17,612	9
CHTG	18,618	5	17,345	8
SHE	10,863	3	—	—
DHT	9,155	3	—	—
Others	1,992	1	2,899	1

	$343,016	100	$211,626	100

2) Payables

Trade notes payable, accounts payable and accrued expenses
CHSI	$628,485	28	$344,032	20
SENAO	606,990	27	584,198	34
TISE	492,883	22	141,192	8
CIYP	35,198	2	8,039	—
CHIEF	34,215	2	8,599	1
DHT	17,063	1	9,113	1
CHTG	14,867	1	9,520	1
SHE	14,782	—	—	—
Others	2,947	—	5,344	—

	1,847,430	83	1,110,037	65

Payable to construction supplier
CHSI	53,502	2	—	—
TISE	26,188	1	191,218	11

	79,690	3	191,218	11

Amounts collected in trust for others
SENAO	244,291	11	398,019	24
CIYP	61,273	3	—	—
Others	4,235	—	6,815	—

	309,799	14	404,834	24

	$2,236,919	100	$1,706,089	100

	Years Ended December 31
	2008		2007
	Amount	%	Amount	%
3) Revenues

SENAO	$1,634,017	1	$1,107,649	1
CHIEF	208,227	—	189,083	—
CHTG	140,416	—	91,217	—
CHSI	32,865	—	17,950	—
SKYSOFT	32,738	—	7,303	—
CIYP	23,499	—	26,152	—
ELTA	9,831	—	14,947	—
CHPT	6,743	—	7,169	—
Others	11,047	—	2,393	—

	$2,099,383	1	$1,463,863	1

4) Operating costs and expenses

SENAO	$6,667,907	5	$4,658,811	4
TISE	538,389	—	388,111	—
CHSI	401,740	—	455,307	—
CHIEF	207,345	—	89,694	—
ELTA	189,744	—	98,610	—
SHE	51,836	—	—	—
CIYP	50,679	—	15,512	—
CHTG	41,122	—	65,641	—
DHT	8,599	—	23,524	—
SNI	8,412	—	3,258	—
Others	6,070	—	3	—

	$8,171,843	5	$5,798,471	4

5) Acquisitions of property, plant and equipment

CHSI	$1,388,118	5	$568,367	2
TISE	849,985	3	947,835	4
CHTG	56,740	—	43,393	—
SENAO	1,701	—	1,044	—
SNI	355	—	—	—

	$2,296,899	8	$1,560,639	6

6) Acquisitions of investment accounted for using equity method

CHI	$—	—	$908,935	41
CIHC	—	—	11,430	—

	$—	—	$920,365	41

Chunghwa acquired all of the shares of CHSI and CHTG from CHI in December 2007, for a total purchase price of $908,935 thousand cash. The Company also acquired all of the shares of DHT from CIHC, for a total purchase price of $11,430 thousand cash.

Chunghwa sold the land with a carrying value of $936,016 thousand to LED at price of $2,421,932 thousand during 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain is recognized as deferred credits - gain on inter-company transactions, and will not be recognized as revenue till the gain is realized in the future.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand. The disposal loss on land is unrealized and the unrealized loss is included in other assets - other. The unrealized loss is not recognized in earnings until it is sold to the third party and realized in the future.

The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SENAO, CHIEF and CIYP were determined in accordance with mutual agreements.

c.	The compensation of directors, supervisors and managements is showed as follows:

	Years Ended December 31
	2008	2007
Salaries	$48,355	$48,533
Compensations	35,978	38,028
Bonus	48,238	48,758

	$132,571	$135,319

The compensation of directors, supervisors and management personnel for the year ended December 31, 2007 included the bonuses appropriated from earnings for 2007 which had been approved by stockholders in their annual meeting held in 2008.

25.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2008, Chunghwa’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $399,116 thousand.

b.	Acquisitions of telecommunications equipment of $17,090,893 thousand.

c.	Unused letters of credit $912,714 thousand.

d.	Contract to print billing, envelopes and telephone directories of $115,725 thousand.

e.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount
2009	$1,460,359
2010	1,070,118
2011	796,618
2012	572,531
2013 and thereafter	314,256

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

g.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. However, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. As of audit report date, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

h.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s ROC Patent No. I 258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of $500,000 thousand and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date.

26.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amounts and fair value of financial instruments were as follows:

	December 31
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$77,137,903	$77,137,903	$74,752,564	$74,752,564
Financial assets at fair value through profit or loss	258,076	258,076	119,139	119,139
Available-for-sale financial assets	14,161,391	14,161,391	17,818,499	17,818,499
Held-to-maturity financial assets - current	769,435	769,435	651,192	651,192
Trade notes and accounts receivable, net	10,190,150	10,190,150	10,470,802	10,470,802
Receivables from related parties	343,016	343,016	211,626	211,626
Other current monetary assets	2,187,324	2,187,324	7,089,871	7,089,871
Investments accounted for using equity method	8,691,154	9,620,760	4,395,453	5,954,659
Financial assets carried at cost	2,521,907	2,521,907	2,107,318	2,107,318
Held-to-maturity financial assets - noncurrent	3,044,102	3,044,102	498,257	498,257
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,282,539	1,282,539	1,306,847	1,306,847

(Continued)

	December 31
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities
Financial liabilities at fair value through profit or loss	$106,896	$106,896	$653,214	$653,214
Trade notes and accounts payable	9,349,489	9,349,489	9,879,234	9,879,234
Payables to related parties	2,236,919	2,236,919	1,706,089	1,706,089
Accrued expenses	15,680,602	15,680,602	14,957,081	14,957,081
Due to stockholders for capital reduction	19,115,554	19,115,554	9,557,777	9,557,777
Amounts collected in trust for others (included in “other current liabilities”)	2,446,647	2,446,647	2,804,891	2,804,891
Payables to equipment suppliers (included in “other current liabilities”)	2,250,041	2,250,041	1,786,351	1,786,351
Payables to contractors (included in “other current liabilities”)	1,546,234	1,546,234	1,065,972	1,065,972
Refundable customers’ deposits (included in “other current liabilities”)	980,622	980,622	915,248	915,248
Hedging derivative financial liabilities (included in “other current liabilities”)	27,616	27,616	35,162	35,162
Customers’ deposits	6,098,605	6,098,605	6,324,712	6,324,712

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, and 3 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in investees, if quoted market prices are not available.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2008	2007	2008	2007
Assets

Financial assets at fair value through profit or loss	$258,076	$119,139	$—	$—
Available-for-sale financial assets	14,161,391	17,818,499	—	—
Hedging derivative financial assets (classified as other current monetary assets)	—	990	—	—

(Continued)

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2008	2007	2008	2007
Liabilities

Financial liabilities at fair value through profit or loss	$106,896	$73,055	$—	$580,159
Hedging derivative financial liabilities (classified as other current liabilities)	27,616	35,162	—	—
(Concluded)

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions. Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risks are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risks are anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, the Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the year ended December 31, 2008 and 2007.

Outstanding forward exchange contracts for hedge as of December 31, 2007 and 2008:

	Currency	Maturity Date	Contract Amount (in Thousands)
December 31, 2008

Sell	USD/NTD	2009.01	USD	30,000

December 31, 2007

Sell	USD/NTD	2008.03	USD	65,000
	EUR/NTD	2008.02-03	EUR	40,000

As of December 31, 2008 and 2007, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $27,616 thousand and $35,162 thousand (classified as other current liabilities), respectively. As of December 31, 2007, the forward exchange contract measured at fair value resulting in hedging derivative financial asset of $990 thousand (classified as other current monetary assets).

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the years ended December 31, 2008 and 2007 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of December 31, 2008 and 2007:

	Currency	Maturity Period	Contract Amount (in Thousands)
December 31, 2008

Buy	NTD / USD	2009.01	NTD	131,412

December 31, 2007

Buy	NTD / USD	2008.01	NTD	64,945

2)	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly beneficiary certificates. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, SENAO would assess the risk before investing, therefore, no material market risk are anticipated.

3)	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions and companies. Management does not expect SENAO’s exposure to default by those parties to be material. The maximum credit exposures of SENAO’s financial instruments are the same as its carrying amounts.

4)	Liquidation risk

SENAO has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

SENAO’s investments in domestic open-end mutual funds are traded in active markets and can be disposed readily approximately to their fair values. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market; therefore, material liquidation risk would be anticipated on financial assets carried at cost.

27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which Chunghwa exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 26.

k.	Investment in Mainland China: Please see Table 8.

28.	SEGMENT INFORMATION

a.	Industry

The financial information of Chunghwa by industry: Please see Table 9.

b.	Geographic

As of December 31, 2008, Chunghwa hasn’t established any foreign operation.

c.	Export sales

The export sales of Chunghwa is less than 10% of total net revenues.

d.	Major customers

For the years ended December 31, 2008 and 2007, Chunghwa did not have any single customer whose net revenue exceeded 10% of the total net revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,331,443		29		$2,260,854		Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,976,434		100		2,977,016		Note 1
		Chunghwa Investment Co., Ltd.	Equity-method investee	Investments accounted for using equity method	98,000		829,716		49		905,908		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	34,869		791,161		100		791,161		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		747,104		100		647,846		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		593,441		40		774,610		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		427,848		69		379,496		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		221,537		100		221,537		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		110,545		100		111,272		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,000		95,836		33		95,836		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		84,992		30		45,625		Note 1
		KingWay Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,002		77,222		33		20,670		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		71,097		100		70,851		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		45,113		56		30,413		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		4,165		100		4,165		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	(1 dollar	)	100	US$	(1 dollar	)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	(1 dollar	)	100	US$	(1 dollar	)	Note 3
		InfoExplorer Co., Ltd.	Equity-method investee	Prepayments for long-term investments	16,200		283,500		—		283,500		Note 8
		Taipei Financial Center	—	Financial assets carried at cost	172,927		1,789,530		12		1,412,661		Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd.	—	Financial assets carried at cost	20,000		200,000		17		197,676		Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696		127,018		11		118,243		Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000		8		75,796		Note 2
		PRTI International	—	Financial assets carried at cost	9,234		34,500		12		35,679		Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000		10,000		9		5,333		Note 2
		Taipei Financial Center	—	Prepayments for long-term investments in stock	28,586		285,859		—		285,859		Note 9
		ABBOTT LABORATORIES COM NPV	—	Available-for-sale financial assets	4		5,424		—		6,140		Note 5
		ADIDAS AG NPV	—	Available-for-sale financial assets	4		7,155		—		4,463		Note 5
		AEGIS GROUP PLC GBP0.05	—	Available-for-sale financial assets	58		4,797		—		2,056		Note 5
		AGGREKO PLC ORD	—	Available-for-sale financial assets	10		2,262		—		2,100		Note 5
		AIOI INSURANCE CO LTD. NPV	—	Available-for-sale financial assets	20		3,117		—		3,351		Note 5
		ALLIANZ SE-REG NPV(REGD) (VINKULIERT)	—	Available-for-sale financial assets	1		2,037		—		2,428		Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		ALSTOM EUR7.00 (POST-SUBD)	—	Available-for-sale financial assets	2	$3,580	—	$3,909	Note 5
		ALTERA CORP COM	—	Available-for-sale financial assets	8	5,489	—	4,338	Note 5
		ANGLO AMERICAN PLC USD0.54945 (POST CONSOLIDAT)	—	Available-for-sale financial assets	2	4,611	—	1,778	Note 5
		APOLLO GROUP INC CL A	—	Available-for-sale financial assets	1	2,749	—	3,203	Note 5
		APPLE INC	—	Available-for-sale financial assets	1	2,860	—	2,931	Note 5
		ARCELORMITTAL NPV	—	Available-for-sale financial assets	5	3,856	—	3,751	Note 5
		ASTELLAS PHARMA INC SHS	—	Available-for-sale financial assets	2	3,088	—	2,909	Note 5
		ASTRAZENECA PLC ORD USD0.25	—	Available-for-sale financial assets	3	4,569	—	3,894	Note 5
		AVIVA PLC ORDINARY 25P SHARES	—	Available-for-sale financial assets	15	5,765	—	2,689	Note 5
		AXA EUR2.29	—	Available-for-sale financial assets	5	5,878	—	3,964	Note 5
		BANCO POPOLARE SPA EUR3.60	—	Available-for-sale financial assets	12	6,986	—	2,706	Note 5
		BANCO SANTANDER SA BANCO SANTANDER SA	—	Available-for-sale financial assets	11	5,470	—	3,517	Note 5
		BANK OF NEW YORK MELLON CORP COM STK USD0.01	—	Available-for-sale financial assets	3	2,943	—	2,621	Note 5
		BAXTER INTERNATIONAL INC COM USD1	—	Available-for-sale financial assets	2	4,376	—	4,344	Note 5
		BECTON DICKINSON & CO COM	—	Available-for-sale financial assets	2	4,772	—	4,551	Note 5
		BG GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	7	4,546	—	3,092	Note 5
		BHP BILLITON PLC USD0.50	—	Available-for-sale financial assets	5	2,947	—	2,806	Note 5
		BMC SOFTWARE INC COM	—	Available-for-sale financial assets	5	5,621	—	4,700	Note 5
		BNP PARIBAS EUR2	—	Available-for-sale financial assets	2	6,079	—	2,407	Note 5
		BP PLC ORD USD0.25	—	Available-for-sale financial assets	29	10,863	—	7,289	Note 5
		CAMERON INTERNATIONAL CORP COM USD0.01	—	Available-for-sale financial assets	4	5,568	—	2,659	Note 5
		CAMPBELL SOUP CO CAP USD0.0375	—	Available-for-sale financial assets	5	5,609	—	4,931	Note 5
		CAPITA GROUP PLC ORD GBP0.02066667	—	Available-for-sale financial assets	12	5,048	—	4,056	Note 5
		CHEVRON CORP COM USD0.75	—	Available-for-sale financial assets	2	4,201	—	4,878	Note 5
		CHUBU ELECTRIC POWER	—	Available-for-sale financial assets	3	2,502	—	2,889	Note 5
		CHUGAI PHARMACEUTICAL LTD. NPV	—	Available-for-sale financial assets	5	2,662	—	3,326	Note 5
		COLGATE PALMOLIVE CO COM	—	Available-for-sale financial assets	2	5,610	—	5,027	Note 5
		COMPASS GROUP PLC ORD	—	Available-for-sale financial assets	19	4,005	—	3,043	Note 5
		CVS CAREMARK CORP COM STK USD0.01	—	Available-for-sale financial assets	4	5,326	—	3,778	Note 5
		DAIHATSU MOTOR CO LTD. NPV	—	Available-for-sale financial assets	8	3,145	—	2,281	Note 5
		DE LA RUE ORD GBP0.4486857	—	Available-for-sale financial assets	5	3,115	—	2,056	Note 5
		DEUTSCHE BANK AG NAMEN ORD	—	Available-for-sale financial assets	1	1,024	—	940	Note 5
		E.ON AG NPV	—	Available-for-sale financial assets	4	7,180	—	4,624	Note 5
		EISAI CO LTD.	—	Available-for-sale financial assets	3	3,215	—	3,369	Note 5
		EMC CORP COM	—	Available-for-sale financial assets	9	2,492	—	2,947	Note 5
		ENEL	—	Available-for-sale financial assets	23	6,854	—	4,768	Note 5
		ENI SPA	—	Available-for-sale financial assets	6	7,203	—	4,640	Note 5
		EXPEDITORS INTL WASH INC COM	—	Available-for-sale financial assets	3	2,607	—	3,264	Note 5
		EXXON MOBIL CORP COM	—	Available-for-sale financial assets	2	5,322	—	4,984	Note 5
		FAMILYMART CO LTD.	—	Available-for-sale financial assets	3	2,547	—	3,703	Note 5
		FAST RETAILING CO LTD. NPV	—	Available-for-sale financial assets	2	3,570	—	7,091	Note 5
		FIAT SPA	—	Available-for-sale financial assets	12	6,441	—	2,475	Note 5
		FIRSTENERGY CORP COM USD0.10	—	Available-for-sale financial assets	2	2,723	—	2,835	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		FIRSTGROUP PLC ORD GBP0.05	—	Available-for-sale financial assets	11	$3,792	—	$2,317	Note 5
		FLUOR CORP NEW COM	—	Available-for-sale financial assets	2	5,289	—	3,614	Note 5
		FRANCE TELECOM SA EUR4	—	Available-for-sale financial assets	5	5,919	—	4,647	Note 5
		FUJI HEAVY INDUSTRIES LTD. NPV	—	Available-for-sale financial assets	16	2,969	—	1,393	Note 5
		FURUKAWA ELEC LTD. ORD	—	Available-for-sale financial assets	22	3,544	—	3,438	Note 5
		GAMESTOP CORP-CL A NEW CLASS ‘A’ COM USD0.001	—	Available-for-sale financial assets	4	6,448	—	2,762	Note 5
		GEMALTO EUR1	—	Available-for-sale financial assets	3	3,622	—	2,421	Note 5
		GENERAL DYNAMICS CORP COM	—	Available-for-sale financial assets	2	2,734	—	3,225	Note 5
		GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,511	—	5,969	Note 5
		GILEAD SCIENCES INC COM	—	Available-for-sale financial assets	4	4,327	—	6,505	Note 5
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,719	—	1,864	Note 5
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,532	—	4,952	Note 5
		HITACHI CONSTRUCTION MACHINE NPV	—	Available-for-sale financial assets	3	3,741	—	1,248	Note 5
		HOME DEPOT INC COM USD0.05	—	Available-for-sale financial assets	3	2,657	—	2,617	Note 5
		IMPERIAL TOBACCO GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	4	4,716	—	3,212	Note 5
		INDRA SISTEMAS SA EUR0.20 SER ‘A’	—	Available-for-sale financial assets	4	3,653	—	3,049	Note 5
		ING GROEP NV CVA EUR0.24	—	Available-for-sale financial assets	5	4,191	—	1,840	Note 5
		INPEX CORP	—	Available-for-sale financial assets	—	2,368	—	2,288	Note 5
		INTESA SANPAOLO SPA	—	Available-for-sale financial assets	36	6,677	—	4,224	Note 5
		INTL BUSINESS MACHINES CORP COM USD0.20	—	Available-for-sale financial assets	1	4,629	—	3,952	Note 5
		ITOCHU CORP ORD	—	Available-for-sale financial assets	11	3,518	—	1,775	Note 5
		ITT CORP	—	Available-for-sale financial assets	2	5,033	—	3,636	Note 5
		JAPAN PETROLEUM EXPLORATION SHS	—	Available-for-sale financial assets	2	3,039	—	2,273	Note 5
		JFE HOLDINGS INC NPV	—	Available-for-sale financial assets	3	3,013	—	2,126	Note 5
		JGC CORPORATION	—	Available-for-sale financial assets	5	3,260	—	2,382	Note 5
		JOHNSON & JOHNSON COM USD1	—	Available-for-sale financial assets	3	6,336	—	5,926	Note 5
		JPMORGAN CHASE & CO COM USD1	—	Available-for-sale financial assets	2	2,950	—	2,056	Note 5
		KDDI CORPORATION	—	Available-for-sale financial assets	—	2,583	—	3,007	Note 5
		KONAMI CORP jpy50	—	Available-for-sale financial assets	3	3,518	—	2,325	Note 5
		KONINKLIJKE AHOLD NV EUR0.30	—	Available-for-sale financial assets	16	7,788	—	6,424	Note 5
		KONINKLIJKE KPN NV EUR0.24	—	Available-for-sale financial assets	12	7,438	—	5,927	Note 5
		KYUSHU ELECTRIC POWER	—	Available-for-sale financial assets	3	2,426	—	2,786	Note 5
		LAWSON INC LAWSON INC	—	Available-for-sale financial assets	2	2,483	—	2,835	Note 5
		LVMH MOET HENNESSY LOUIS VUI EUR0.30	—	Available-for-sale financial assets	2	6,686	—	4,194	Note 5
		MAN GROUP PLC ORD USD0.03428571	—	Available-for-sale financial assets	12	4,725	—	1,351	Note 5
		MAPFRE S.A.	—	Available-for-sale financial assets	45	7,218	—	5,042	Note 5
		MARUBENI CORPORATION	—	Available-for-sale financial assets	16	3,380	—	1,958	Note 5
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	3	4,207	—	6,539	Note 5
		MERCK KGAA NPV	—	Available-for-sale financial assets	2	8,248	—	5,140	Note 5
		MICROSOFT CORP COM USD0.0000125	—	Available-for-sale financial assets	6	5,102	—	3,513	Note 5
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	3	1,946	—	1,533	Note 5
		MITSUBISHI ELECTRIC CORP NPV	—	Available-for-sale financial assets	12	3,470	—	2,413	Note 5
		MITSUBISHI MOTORS CORP NPV	—	Available-for-sale financial assets	56	3,106	—	2,488	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		MITSUI OSK LINES LTD. NPV	—	Available-for-sale financial assets	9	$3,539	—	$1,777	Note 5
		MONSANTO CO NEW COM	—	Available-for-sale financial assets	1	5,448	—	3,352	Note 5
		MOODY’S CORP COM USD0.01	—	Available-for-sale financial assets	2	2,729	—	1,376	Note 5
		MORRISON W SUPRMKT ORD GBP0.10	—	Available-for-sale financial assets	25	4,899	—	3,289	Note 5
		NATIONAL BANK OF GREECE EUR5.00(REGD)	—	Available-for-sale financial assets	6	3,491	—	3,582	Note 5
		NATIONAL-OILWELL VARCO INC COM USD0.01	—	Available-for-sale financial assets	2	3,059	—	1,585	Note 5
		NIKE INC -CL B CLASS’B’COM NPV	—	Available-for-sale financial assets	3	6,496	—	5,388	Note 5
		NIKON CORP	—	Available-for-sale financial assets	4	2,636	—	1,541	Note 5
		NINTENDO CO LTD. NPV	—	Available-for-sale financial assets	—	3,327	—	2,458	Note 5
		NIPPON ELECTRIC GLASS CO LTD.	—	Available-for-sale financial assets	6	3,830	—	1,012	Note 5
		NIPPON SHEET GLASS CO LTD.	—	Available-for-sale financial assets	17	2,923	—	1,802	Note 5
		NIPPON YUSEN KABUSHIKI KAISH NPV	—	Available-for-sale financial assets	12	3,912	—	2,382	Note 5
		NOKIA OYJ NPV	—	Available-for-sale financial assets	4	3,647	—	2,018	Note 5
		NYSE EURONEXT COM STK USD0.01	—	Available-for-sale financial assets	3	6,325	—	2,347	Note 5
		OLD MUTUAL PLC GBP0.10	—	Available-for-sale financial assets	58	5,622	—	1,528	Note 5
		ORIENTAL LAND CO LTD. NPV	—	Available-for-sale financial assets	1	2,997	—	3,773	Note 5
		PANASONIC CORP	—	Available-for-sale financial assets	5	3,406	—	2,027	Note 5
		PEABODY ENERGY CORP COM USD0.01	—	Available-for-sale financial assets	4	2,666	—	2,761	Note 5
		PERNOD-RICARD SA EUR1.55	—	Available-for-sale financial assets	2	6,307	—	5,399	Note 5
		PNC FINL SVCS GROUP IN COM	—	Available-for-sale financial assets	2	5,360	—	3,864	Note 5
		PRAXAIR INC COM	—	Available-for-sale financial assets	2	4,743	—	3,550	Note 5
		QUALCOMM INC COM USD0.0001	—	Available-for-sale financial assets	4	5,434	—	4,503	Note 5
		RAYTHEON CO COM COM USD0.01	—	Available-for-sale financial assets	2	5,187	—	4,025	Note 5
		RECKITT BENCKISER GROUP PLC	—	Available-for-sale financial assets	3	3,953	—	3,333	Note 5
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,571	—	3,846	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’SHS EUR0.07	—	Available-for-sale financial assets	6	6,910	—	4,892	Note 5
		RWE AG NEU NPV	—	Available-for-sale financial assets	2	8,759	—	5,849	Note 5
		SANOFI-AVENTIS EUR2	—	Available-for-sale financial assets	3	6,368	—	6,068	Note 5
		SAP AG-COMMON ORD NPV	—	Available-for-sale financial assets	4	7,066	—	4,619	Note 5
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	5	3,972	—	2,741	Note 5
		SHIONOGI & CO LTD.	—	Available-for-sale financial assets	6	3,971	—	5,015	Note 5
		SHISEIDO CO LTD. ORD	—	Available-for-sale financial assets	4	2,909	—	2,659	Note 5
		SIEMENS AG-REG NPV(REGD)	—	Available-for-sale financial assets	2	6,716	—	4,388	Note 5
		STANDARD CHARTERED PLC ORD USD0.50	—	Available-for-sale financial assets	5	5,195	—	2,247	Note 5
		STANDARD LIFE PLC ORD GBP0.10	—	Available-for-sale financial assets	31	4,619	—	3,019	Note 5
		STATE STR CORP COM	—	Available-for-sale financial assets	3	6,413	—	3,318	Note 5
		SUZUKI MOTOR CORP NPV	—	Available-for-sale financial assets	5	3,587	—	2,147	Note 5
		T&D HOLDINGS INC	—	Available-for-sale financial assets	2	3,491	—	2,695	Note 5
		TAKEDA PHARMACEUTICAL NPV SHS	—	Available-for-sale financial assets	2	3,179	—	3,211	Note 5
		TECHNIP NPV NPV	—	Available-for-sale financial assets	4	4,147	—	4,246	Note 5
		TELEFONICA SA EUR1	—	Available-for-sale financial assets	8	6,798	—	5,517	Note 5
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,389	—	3,949	Note 5
		THALES SA THALES SA	—	Available-for-sale financial assets	3	4,094	—	4,381	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		THERMO FISHER SCIENTIFIC INC COM USD1	—	Available-for-sale financial assets	3	$5,681	—	$3,666	Note 5
		TOKIO MARINE HOLDINGS INC	—	Available-for-sale financial assets	3	3,570	—	2,819	Note 5
		TOTAL SA EUR2.5	—	Available-for-sale financial assets	3	7,504	—	4,988	Note 5
		TOYO SUISAN KAISHA LTD.	—	Available-for-sale financial assets	5	3,535	—	4,698	Note 5
		TULLOW OIL PLC ORD GBP0.10	—	Available-for-sale financial assets	8	3,052	—	2,540	Note 5
		UNILEVER NV-CVA CVA EUR0.16	—	Available-for-sale financial assets	5	5,623	—	4,196	Note 5
		UNION PACIFIC CORP COM USD2.50	—	Available-for-sale financial assets	3	5,720	—	4,712	Note 5
		UNITED UTILITIES GROUP PLC ORD GBP5	—	Available-for-sale financial assets	7	3,482	—	2,231	Note 5
		VALLOUREC (USIN A T EUR4 (POST SUBDIVISION)	—	Available-for-sale financial assets	1	3,602	—	3,974	Note 5
		VERIZON COMMUNICATIONS COM	—	Available-for-sale financial assets	3	2,715	—	3,471	Note 5
		VINCI EUR2.50 (POST SUBDIVISION)	—	Available-for-sale financial assets	4	6,867	—	5,212	Note 5
		VIVENDI SA EUR5.50	—	Available-for-sale financial assets	5	6,884	—	5,642	Note 5
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	70	7,366	—	4,646	Note 5
		VOESTALPINE AG NPV	—	Available-for-sale financial assets	5	9,909	—	3,428	Note 5
		WACKER CHEMIE AG NPV(BR)	—	Available-for-sale financial assets	2	7,246	—	7,898	Note 5
		WAL-MART STORES INC COM USD0.10	—	Available-for-sale financial assets	3	5,431	—	5,342	Note 5
		WELLS FARGO & CO COM USD1 2/3	—	Available-for-sale financial assets	5	5,482	—	4,688	Note 5
		WISCONSIN ENERGY CORP COM	—	Available-for-sale financial assets	2	2,658	—	2,813	Note 5
		WYETH COM USD0.333	—	Available-for-sale financial assets	2	2,702	—	2,779	Note 5
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	2	2,684	—	563	Note 5
		XTO ENERGY INC COM USD0.01	—	Available-for-sale financial assets	3	5,868	—	3,048	Note 5

		REITS
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	97,000	Note 5
		Cathay No. 2 REIT	—	Available-for-sale financial assets	2,288	22,880	—	20,226	Note 5
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	77,000	Note 5

		Beneficiary certificates (mutual fund)
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	600	15,000	—	8,094	Note 4
		SINOPIA ALT-GL BD M/N 600$ I GBL BD MKT NEUTR 600 USD I	—	Available-for-sale financial assets	—	623,332	—	655,389	Note 4
		PCA Well Pool Fund	—	Available-for-sale financial assets	117,079	1,500,000	—	1,515,101	Note 4
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	104,520	1,500,000	—	1,508,096	Note 4
		Polaris De-Li Fund	—	Available-for-sale financial assets	97,388	1,500,000	—	1,515,220	Note 4
		MFS Meridian Emerging Markets Debt Fund	—	Available-for-sale financial assets	336	208,578	—	206,457	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	535	206,588	—	136,427	Note 4
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	115,946	Note 4
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,644	565,387	—	520,653	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	4	55,632	—	67,248	Note 4
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	324	126,425	—	83,835	Note 4
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	78	443,097	—	330,346	Note 4
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	370,542	Note 4
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	293,022	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	234,684	—	188,543	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	239,098	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	$200,000	—	$146,911	Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	83,267	Note 4
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	65,295	Note 4
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	13,059	175,000	—	111,001	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	272,970	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	193,452	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	127,231	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	75,490	Note 4
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000	—	240,729	Note 4
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	618,404	—	602,000	Note 4
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	797,811	—	745,000	Note 4
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	717,909	—	585,000	Note 4
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	726,771	—	725,000	Note 4
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000	—	38,508	Note 4
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	175,235	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	94,857	Note 4
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	98,248	Note 4
		JPMorgan Funds-Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	99,714	Note 4
		MFS Meridian Funds-Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	79,545	Note 4
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	144	122,175	—	50,085	Note 4
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13	162,990	—	72,557	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	879	560,819	—	411,064	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	295	171,568	—	95,383	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	259	233,544	—	135,862	Note 4
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	106,083	Note 4
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	123,499	Note 4
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	9,071	125,000	—	112,642	Note 4
		Enterprise Debt Securitization Cathay United Bank CLO 96-1	—	Held-to-maturity financial assets	—	41,360	—	41,360	Note 7

		Bonds
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 7
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Mege Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Formosa Petrochemical Corp.	—	Held-to-maturity financial assets	—	99,841	—	99,841	Note 7
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—	149,914	—	149,914	Note 7
		GreTai Company 1st Unsecured Corporate Bonds-A issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		China Development Industrial B	—	Held-to-maturity financial assets	—	198,309	—	198,309	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	—	Held-to-maturity financial assets	—		$99,171	—		$99,171	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—		49,916	—		49,916	Note 7
		Cathay United Bank 9St Financial Debentures-03 Issue in 2004	—	Held-to-maturity financial assets	—		199,832	—		199,832	Note 7
		Chang Hwa Bank 1st Subordinate Financial Debentures-B Issue in 2002	—	Held-to-maturity financial assets	—		170,445	—		170,445	Note 7
		Chang Hwa Bank 1st Subordinate Financial Debentures-B Issue in 2002	—	Held-to-maturity financial assets	—		70,183	—		70,183	Note 7
		Hua Nan Commercial Bank the Tenth Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—		200,243	—		200,243	Note 7
		Hua Nan Commercial Bank 2nd of the two Subordinate Financial Debentures Issue in 2004	—	Held-to-maturity financial assets	—		99,886	—		99,886	Note 7
		China Development Industrial Bank 2nd Financial Debentures issue in 2006	—	Held-to-maturity financial assets	—		198,107	—		198,107	Note 7
		Taiwan Power Company 5th Boards in 2008	—	Held-to-maturity financial assets	—		273,673	—		273,673	Note 7
		Yuanta Unsecured Corporate Bond 2008 - A Issue	—	Held-to-maturity financial assets	—		100,064	—		100,064	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—		301,261	—		301,261	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		409,739	—		409,739	Note 7
		Taiwan Power Company 3rd Boards in 2006	—	Held-to-maturity financial assets	—		201,551	—		201,551	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—		100,042	—		100,042	Note 7

1	Senao International Co., Ltd.	Senao Networks, Inc.	Equity-method investee	Equity-method investee	15,152		264,271	45		264,271	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000	9		12,600	Note 2

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Equity-method investee	200		1,964	100		1,964	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Equity-method investee	400		1,208	100		1,208	Note 1
		Chief International Corp.	Subsidiary	Equity-method investee	200		6,624	100		6,624	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—	2		—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		6,200	Note 2

3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Equity-method investee	500		13,147	100		13,147	Note 1
						US$	(401)		US$	(401)
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000	—		10,682	Note 4
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000	—		10,312	Note 4

4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Equity-method investee	500		$13,142	100		$13,142	Note 1
						US$	(401)		US$	(401)

12	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Equity-method investee	4,375		108,212	38		108,212	Note 1
						SG$	(4,736)		SG$	(4,736)

(Continued)

Note 1:	The net asset values of investees were based on audit financial statements.

Note 2:	The net asset values of investees were based on unaudit financial statements.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.

Note 4:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values on December 31, 2008.

Note 5:	Market value was based on the closing price of December 31, 2008.

Note 6:	Showing at their original carrying amounts without the adjustments of fair values except Held-to-Maturity financial assets.

Note 7:	The net asset values of investees were based on amortized cost.

Note 8:	Chunghwa prepaid $283,500 thousand cash of this long-term investment in December 2008, and acquire 49% ownership.

Note 9:	Chunghwa prepaid $283,859 thousand cash of this long-term investment in October 2008.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stocks
		Light Era Development Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	$—	300,000	$3,000,000	—	$—	$—	$—	300,000	$2,976,434 (Note 2 and 7)
		Donghwa Telecom Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	4,590	15,408	47,000	189,833	—	—	—	—	51,590	221,537 (Note 3 and 7)
		Chunghwa Singapore Pte., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	—	34,869	779,280	—	—	—	—	34,869	791,161 (Note 4 and 7)
		Industrial Bank of Taiwan II Venture Capital Co., Ltd.	Financial assets carried at cost	—	—	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		Siemens Telecommunication Systems	Financial assets carried at cost	—	—	75	5,250	—	—	75	314,055	5,250	308,805	—	—
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	5,800	119,781	—	—	5,800	126,499	119,781	6,718	—	—

		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	—	—	117,079	1,500,000	—	—	—	—	117,079	1,500,000
		IBT Securities Bond Fund	Available-for-sale financial assets	—	—	—	—	75,393	1,000,000	75,393	1,011,120	1,000,000	11,120	—	—
		Yuan Ta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	—	—	104,520	1,500,000	—	—	—	—	104,520	1,500,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	85,334	1,000,000	85,334	1,009,677	1,000,000	9,677	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	—	—	97,388	1,500,000	—	—	—	—	97,388	1,500,000
		Polaris Global Reits Fund	Available-for-sale financial assets	—	—	16,018	200,000	—	—	16,018	120,846	200,000	(79,154)	—	—
		JP Morgan Global Balance Fund	Available-for-sale financial assets	—	—	—	—	9,071	125,000	—	—	—	—	9,071	125,000
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	47,979	559,554	—	—	47,979	522,195	559,554	(37,359)	—	—
		Capital Stable Value Fund	Available-for-sale financial assets	—	—	7,867	100,000	—	—	7,867	78,526	100,000	(21,474)	—	—
		SKIT Fortune Balanced Fund	Available-for-sale financial assets	—	—	6,097	100,000	—	—	6,097	80,581	100,000	(19,419)	—	—
		SinoPac Trend Fund	Available-for-sale financial assets	—	—	4,400	100,000	—	—	4,400	79,673	100,000	(20,327)	—	—
		ING Global Balanced Portfolio	Available-for-sale financial assets	—	—	8,569	100,000	—	—	8,569	69,471	100,000	(30,529)	—	—
		AIG Flagship Global Growth Fund of Funds	Available-for-sale financial assets	—	—	22,878	350,000	—	—	22,878	273,078	350,000	(76,922)	—	—
		Entie ING CHTG Fund	Available-for-sale financial assets	—	—	8,104	100,000	—	—	8,104	73,373	100,000	(26,627)	—	—
		HSBC Global Fund of Bond Funds	Available-for-sale financial assets	—	—	—	—	22,838	250,000	—	—	—	—	22,838	250,000
		Jih Sun Mortgage Backed Securities Fund	Available-for-sale financial assets	—	—	20,305	200,000	—	—	20,305	193,565	200,000	(6,435)	—	—
		Fuh-Hwa Homerun Fund	Available-for-sale financial assets	—	—	9,977	100,000	—	—	9,977	103,868	100,000	3,868	—	—
		Fuh-Hwa Income Fund	Available-for-sale financial assets	—	—	9,872	100,000	—	—	9,872	102,960	100,000	2,960	—	—
		MFS Meridian Emerging Markets Debt Fund	Available-for-sale financial assets	—	—	858	532,846	—	—	522	323,523	324,268	(745)	336	208,578
		USD Special Bond Fund	Available-for-sale financial assets	—	—	25	353,540	—	—	25	344,621	353,540	(8,919)	—	—
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	995	389,718	74	23,458	534	137,104	206,588	(69,484)	535	206,588
		JPMorgan Lux Funds-Emerging Markets Bond Fund	Available-for-sale financial assets	—	—	21	199,638	—	—	21	136,476	199,638	(63,162)	—	—
		GAM Diversity - USD Open	Available-for-sale financial assets	—	—	10	262,293	—	—	10	234,297	262,293	(27,996)	—	—
		Permal Fixed Income Holdings N.V.	Available-for-sale financial assets	—	—	7	264,095	—	—	7	247,956	264,095	(16,139)	—	—
		Fidelity European High Yield Fund	Available-for-sale financial assets	—	—	1,402	549,027	93	34,968	1,171	369,484	457,570	(88,086)	324	126,425

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Parvest Europe Convertible Bond Fond	Available-for-sale financial assets	—	—	102	$577,813	—	$—	24	$117,044	$134,716	$(17,672)	78	$443,097

Bonds
		Mega Securities Corp. 1st Unsecured Corporate	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 5)	—	—	—	—	—	300,000 (Note 5)
		China Delepquent Industrial B	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 5)	—	—	—	—	—	200,000 (Note 5)
		Taiwan Power Company 3rdA Boards in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 5)	—	—	—	—	—	150,000 (Note 5)
		Yuantu Unsecured Corporate Bond in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)
		Cathay United Bank 9St Financial Debentures-03 Issue in 2004	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 5)	—	—	—	—	—	200,000 (Note 5)
		Chang Hwa Bank 1st Subordinate Financial Debentures-B Issue in 2002	Held-to-maturity financial assets	—	—	—	—	—	170,000 (Note 5)	—	—	—	—	—	170,000 (Note 5)
		Hwa Nan Commercial Bank the Tenth Subordinate Financial Debentures Issue in 2003	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 5)	—	—	—	—	—	200,000 (Note 5)
		Hwa Nan Commercial Bank 2nd of the two Subordinate Financial Debentures Issue in 2004	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)
		China Development Industrial Bank 2nd Financial Debentures issue in 2006	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 5)	—	—	—	—	—	200,000 (Note 5)
		Taiwan Power Company 5th Boards in 2008	Held-to-maturity financial assets	—	—	—	—	—	270,000 (Note 5)	—	—	—	—	—	270,000 (Note 5)
		Yuanta Unsecured Corporate Bond 2007 - A Issue	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 5)	—	—	—	—	—	300,000 (Note 5)
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 5)	—	—	—	—	—	400,000 (Note 5)
		Taiwan Power Company 3rd Boards in 2006	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 5)	—	—	—	—	—	200,000 (Note 5)
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)
		Formosa Detrochemical	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)

1	Senao International Co., Ltd.	Beneficiary certificates (mutual fund)
		Taishin Lucky Fund	Available-for-sale financial assets	—	—	—	—	23,894	250,000	23,894	250,843	250,000	843	—	—
		UPAMC James Bond Fund	Available-for-sale financial assets	—	—	—	—	18,451	290,000	18,451	290,381	290,000	381	—	—
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	18,846	250,000	18,846	250,355	250,000	355	—	—
		HSBC NTD Money Management Fund 2	Available-for-sale financial assets	—	—	—	—	17,473	250,000	17,473	250,320	250,000	320	—	—
		Prudential Financial Bond Fund	Available-for-sale financial assets	—	—	—	—	6,702	100,000	6,702	100,266	100,000	266	—	—
		IBT 1699 Bond Fund	Available-for-sale financial assets	—	—	—	—	11,805	150,000	11,805	150,635	150,000	635	—	—
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	12,727	150,000	12,727	150,541	150,000	541	—	—

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
12	Chunghwa Telecom Singapore Ptd., Ltd.	Stock
		ST-2 Satellite Ventures Pte., Ltd.	Investment accounted for using equity method	—	Investment accounted for using equity method	—	—	4,735	SG$	106,432 (4,735)	—	—	—	—	4,735	SG$	108,212 (4,736 (Note 6	) )

Note 1:	Showing at their original carrying amounts without adjustments of fair values.

Note 2:	The amount was less equity in losses of equity investees $23,566 thousand.

Note 3:	The ending balance includes $6,598 thousand and $9,698 thousand which are investment income recognized under equity method and cumulative adjustment, respectively.

Note 4:	The ending balance includes ($5,454) thousand and $17,335 thousand which are investment loss recognized under equity method and cumulative adjustment, respectively.

Note 5:	Stated at its nominal amounts.

Note 6:	The ending balance included equity in earnings accounted for using equity method of $27 thousand and cumulative adjustment of $1,753 thousand.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Land and building	2008.01.03	$1,217,740	Paid	National Property Administration	None	—	—	—	$—	Decision by National Property Administration	For Chunghwa private use	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

DISPOSAL OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Date of Disposal	Date of Obtained	Carrying Amount	Transaction Amount	Receipt Condition	Disposed Gain (Loss)		Parties Involved	Relation with the Corporation	Purpose	Reference for Price Settlement	Other Limitation
Chunghwa Telecom. Co., Ltd.	Land	2008.6.25	Acquired during April 2000	$704,890	$1,820,880	$1,820,880	$1,115,990 (Note 1)		Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—
		2008.10.17	Acquired during January 2001	63,498	191,600	191,600	128,102 (Note 1)		Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—
		2008.12.23	Acquired during April 2000	85,563	242,853	230,639	157,290 (Note 1)		Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—
		2008.12.23	Acquired during May 2000	74,572	158,431	158,431	83,859 (Note 1)		Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—
		2008.12.23	Acquired during July 2008	7,493	8,168	8,168	675 (Note 1)		Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—
		2008.12.25	Acquired during October 1997	378,927	207,030	196,678	(171,897 (Note 2	) )	Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—

Note 1:	Since it is unrealized, the unrealized gain is treated as deferred credits - gain on inter-company transactions.

Note 2:	Since it is unrealized, the unrealized loss is included in other assets - other.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,634,017 (Note 3)	1	30 days	(Note 2)	(Note 2)	$178,658		2
				Purchase	6,667,907 (Note 4)	5	30-90 days	(Note 2)	(Note 2)	(606,720)		(5)
		CHIEF Telecom Inc.	Subsidiary	Sales	208,277 (Note 6)	—	30 days	(Note 2)	(Note 2)	20,277		—
				Purchase	207,345	—	30-45 days	(Note 2)	(Note 2)	(34,215)		—
		Chunghwa Telecom Global, Inc.	Subsidiary	Sales	140,416	—	30-90 days	—	—	18,618		—
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	401,740 (Note 5)	—	30-90 days	—	—	(628,485 (Note 7	) )	(5)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	538,389		30 days	—	—	(492,883)		(4)
		ELTA Technology Co., Ltd.	(Note 8)	Purchase	189,774	—	30 days	—	—	—		—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	6,670,564 (Note 4)	30	30-90 days	(Note 2)	(Note 2)	606,720		46
				Purchase	1,591,876 (Note 3)	8	30 days	(Note 2)	(Note 2)	(178,658)		(14)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	207,345	22	30-45 days	(Note 2)	(Note 2)	34,215		27
				Purchase	204,397 (Note 6)	25	30 days	(Note 2)	(Note 2)	(20,277)		(9)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,859,106 (Note 5)	94	30-90 days	—	—	681,987 (Note 7)		95

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	140,416	59	30-90 days	—	—	(18,618)		(66)

Note 1:	Excluding payment and receipts on behalf of other.

Note 2:	Transaction prices were determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

(Continued)

Note 4:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories and other current assets.

Note 5:	The difference was because Chunghwa classified the amount as inventories, property, plant and equipment and intangible assets.

Note 6:	The difference was because CHIEF classified the amount within property, plant and equipment and operating expenses.

Note 7:	The difference was because Chunghwa classified as payables to contractors.

Note 8:	The investment accounted for using equity method was sold all shares in July 2008.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$178,878	9.73	$—	—	$144,936	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	851,011	11.54	—	—	748,328	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	681,987	3.70	—	—	614,050	—

Note: Payments and receipts on behalf of other are excluded from the account receivables for calculating the turnover rate.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount			Balance as of December 31, 2008			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)		Note
					December 31, 2008		December 31, 2007	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products		$1,065,813	$1,065,813	71,773	29	$1,331,443	$1,089,382	$308,439		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services		3,000,000	—	300,000	100	2,976,434	(22,984)	(23,566)		Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment		980,000	980,000	98,000	49	829,716	(151,323)	(75,280)		Equity-method investee
		Chunghwa Telecom Singapore Ptd., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers		779,280	—	34,869	100	791,161	(5,454)	(5,454)		Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services		838,506	838,506	60,000	100	747,104	40,780	(41,091)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment		164,000	164,000	1,760	40	593,441	184,824	79,363		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service		482,165	482,165	37,942	69	427,848	2,591	3,707		Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services		201,263	11,430	51,590	100	221,537	6,598	6,598		Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services		150,000	150,000	15,000	100	110,545	80,016	79,289		Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services		91,239	—	3,000	33	95,836	9,570	3,190		Equity-method investee
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services		67,025	67,025	4,438	30	84,992	50,275	15,082		Equity-method investee
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services		71,770	—	1,002	33	77,222	31,535	5,452		Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers		70,429	70,429	6,000	100	71,097	4,526	(3,245)		Subsidiary
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development		62,209	22,409	5,996	56	45,113	11,889	6,525		Subsidiary
		Chunghwa Telecom Japan Ptd., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication		6,140	—	—	100	4,165	(2,939)	(2,939)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)		Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales		206,190	206,190	15,152	45	264,271	74,547	30,636 (Note 1)		Equity-method investee

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service		2,000	2,000	200	100	1,964	(4)	(4 (Note 1	) )	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring		1,678	1,678	400	100	1,208	(51)	(51 (Note 1	) )	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	US$	6,068 (200)	—	200	100	6,624	61	61 (Note 1)		Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2008				Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note
					December 31, 2008		December 31, 2007		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	$ US$	16,179 (500)	$ US$	6,489 (200)	500	100	$ US$	13,147 (401)	$ US$	(3,982) ((126))	$ US$	(3,982) ((126)) (Note 1)	Subsidiary

4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	US$	16,179 (500)	US$	6,489 (200)	500	100	US$	13,142 (401)	US$	(3,980) ((126))	US$	(3,980) ((126)) (Note 1)	Subsidiary

12	Chunghwa Telecom Singapore Ptd., Ltd.	ST-2 Satellite Ventures Ptd., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	SG$	108,212 (4,735)		—	4,735	38	SG$	108,212 (4,736)	SG$	70 (3)	SG$	27 (1) (Note 1)	Equity- method investee

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.

Note 2:	The equity in net income (loss) of investees includes amortization between the investment cost and net value and unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2008		Investment Flows			Accumulated Outflow of Investment from Taiwan as of December 31, 2008		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)		Carrying Value as of December 31, 2008		Accumulated Inward Remittance of Earnings as of December 31, 2008
							Outflow		Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ US$	16,179 (500)	Note 1	$ US$	6,489 (200)	$ US$	9,690 (300)	$—	$ US$	16,179 (500)	100%	$ US$	(3,980) ((126))	$ US$	13,142 (401)	$—

Accumulated Investment in Mainland China as of December 31, 2008		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ US$	16,179 (500)	$ US$	16,179 (500)	$388,708 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ audited financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD.

INDUSTRY FINANCIAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amount in Thousands of New Taiwan Dollars)

Year ended December 31, 2008	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Internet and Data Service (Note 6)	All Other	Adjustment	Total
Service revenues from external customers	$34,611,229	$8,480,349	$14,100,047	$72,290,568	$49,368,451	$7,930,006	$—	$186,780,650
Intersegment service revenues (Note 2)	4,695,344	1,975,325	416	6,015,809	18,005,486	797,752	(31,490,132)	—

Total service revenues	$39,306,573	$10,455,674	$14,100,463	$78,306,377	$67,373,937	$8,727,758	$(31,490,132)	$186,780,650

Segment income before income tax (Note 3)	$(5,749,019)	$5,663,482	$3,096,630	$32,037,263	$24,120,677	$1,561,069	$—	$60,730,102

Interest income								1,866,875
Equity in net gain of unconsolidated companies								362,314
Other income								1,277,692
Interest expense								(404)
General expense (Note 4)								(3,543,057)
Other expense								(2,220,657)

Income before tax								$58,472,865

Reportable assets (Note 5)	$134,287,650	$5,027,734	$8,221,113	$57,146,629	$99,672,699	$41,314,943	$—	$345,670,768

Investment in unconsolidated companies and funds								8,691,154
Other assets								104,906,749

Total assets								$459,268,671

Depreciation expenses	$14,954,380	$520,591	$325,078	$7,868,868	$12,398,309	$884,158

Expenditures for segment assets	$5,296,493	$—	$394,905	$5,161,562	$16,325,605	$2,481,786

(Continued)

Year ended December 31, 2007	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Internet and Data Service (Note 6)	All Other	Adjustment	Total
Service revenues from external customers	$35,746,903	$9,095,006	$14,268,522	$73,644,445	$48,652,925	$4,921,154	$—	$186,328,955
Intersegment service revenues (Note 2)	5,327,041	2,283,439	4,111	5,704,140	14,684,045	249,447	(28,252,223)	—

Total service revenues	$41,073,944	$11,378,445	$14,272,633	$79,348,585	$63,336,970	$5,170,601	$(28,252,223)	$186,328,955

Segment income before income tax (Note 3)	$(4,478,702)	$6,384,066	$2,807,703	$36,393,737	$21,482,462	$1,466,806	$—	$64,056,072

Interest income								1,445,003
Equity in net gain of unconsolidated companies								218,429
Other income								767,275
Interest expense								(846)
General expense (Note 4)								(4,393,198)
Other expense								(996,265)

Income before tax								$61,096,470

Reportable assets (Note 5)	$147,536,713	$5,178,581	$8,843,651	$64,564,912	$91,655,567	$34,922,908	$—	$352,702,332

Investment in unconsolidated companies and funds								4,395,453
Other assets								108,136,332

Total assets								$465,234,117

Depreciation expenses	$15,782,763	$608,196	$423,845	$8,140,130	$13,202,628	$533,999

Expenditures for segment assets	$4,795,419	$—	$323,251	$5,340,474	$13,966,684	$484,033

Note 1:	The major business segments operated by the Company are local telephone service, domestic long distance call service, international long distance call service, cellular service, internet and data service, and other service.

Note 2:	Inter-division revenues from goods and services.

Note 3:	Represents revenues minus costs and operating expenses. Operating expenses include costs and expenses directly pertaining to an industry segment, i.e., excluding general and interest expenses.

Note 4:	Represents general expense that cannot be allocated to each division.

Note 5:	Represents tangible assets used by the industry segment, excluding:

a. Assets maintained for general corporate purposes.

b. Advances or loans to another industry segment.

c. Long-term investments accounted for using equity method.

Note 6:	Service revenues of internet and data service and electronic rent are included.

Note 7:	In order to strengthen the internal management, Chunghwa allocated some of its costs of non-regulated services directly to other segments instead of using internal transfer pricing starting from 2008. Segment assets were adjusted accordingly to conform with the change. The effect of the change of measurement method caused intersegment service revenues of Local Telephone Service operations and All Others operations to decrease by $8,705,817 thousand and $4,392,728 thousand, respectively. There was no impact on the intersegment service of DLD operations, ILD operations, Cellular Service operations and Internet and Data Service operations due to the change of measurement method. The effect of the change of measurement method caused segment income before income tax of Local Telephone Service operations and All Others operations to decrease by $748,937 thousand and $481,641 thousand, respectively and that of DLD operations, ILD operations, Cellular Service operations and Internet and Data Service operations to increase by $165,212 thousand, $136,901 thousand, $576,385 thousand and $352,080 thousand, respectively. The effect of the change of measurement method caused segment assets of Local Telephone Service operations and All Other operations to decrease by $7,582,799 thousand and $3,640,950 thousand, respectively and that of DLD operations, ILD operations, Cellular Service operations and Internet and data service operations to increase by $295,718 thousand, $727,872 thousand, $5,226,502 thousand and $4,973,657 thousand, respectively. There was no impact on segment assets of Cellular Phone operations due to the change of measurement method. The disclosure of 2007 was changed to conform with the segment disclosure of 2008.

(Concluded)

Exhibit 3

Chunghwa Telecom Co., Ltd. and Subsidiaries Consolidated Financial Statements for the Years Ended December 31, 2008 and 2007 and Independent Auditors’ Report

REPRESENTATION LETTER

The entities included in the combined financial statements of Chunghwa Telecom Co., Ltd. as of and for the year ended December 31, 2008, which were prepared in conformity with the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises, are the same as the entities included in the consolidated financial statements prepared in conformity with the revised ROC Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements”. In addition, the information needed to be disclosed in the combined financial statements is included in the consolidated financial statements. Thus, Chunghwa Telecom Co., Ltd. and its subsidiaries did not prepare a separate set of combined financial statements.

Very truly yours,

CHUNGHWA TELECOM CO., LTD.

By

SHYUE CHING LU
Chairman

March 3, 2009

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheet of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements starting from January 1, 2008, the Company changed its method of accounting for bonuses paid to employees, directors and supervisors upon adoption of Interpretation 96-052 issued by the Accounting and Research Development Foundation in the Republic of China.

March 3, 2009

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$81,288,165	18	$76,233,001	16
Financial assets at fair value through profit or loss (Notes 2 and 5)	258,578	—	119,139	—
Available-for-sale financial assets (Notes 2 and 6)	14,182,385	3	18,157,513	4
Held-to-maturity financial assets (Notes 2 and 7)	769,435	—	651,192	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,050,691 in 2008 and $3,430,157 in 2007 (Notes 2 and 8)	10,844,712	2	11,450,865	3
Receivables from related parties (Note 28)	2,052	—	4,693	—
Other current monetary assets (Notes 2, 9 and 31)	2,226,256	1	7,227,250	2
Inventories, net (Notes 2, 10 and 20)	6,412,477	1	4,302,997	1
Deferred income taxes assets (Notes 2 and 25)	118,535	—	268,648	—
Restricted assets (Notes 20 and 29)	58,914	—	864	—
Other current assets (Notes 11 and 20)	2,046,061	—	1,361,380	—

Total current assets	118,207,570	25	119,777,542	26

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2, 12 and 28)	2,337,190	—	2,018,348	—
Financial assets carried at cost (Notes 2 and 13)	2,537,357	1	2,122,768	1
Held-to-maturity financial assets (Notes 2 and 7)	3,044,102	1	498,257	—
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,000,000	—

Total long-term investment	8,918,649	2	5,639,373	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28 and 29)

Cost
Land	101,460,017	22	101,533,590	22
Land improvements	1,494,398	—	1,475,371	—
Buildings	63,029,159	14	62,671,185	13
Computer equipment	16,130,398	3	15,687,851	3
Telecommunications equipment	650,204,202	140	639,299,029	136
Transportation equipment	2,406,111	1	2,856,103	1
Miscellaneous equipment	7,331,543	2	7,715,229	2

Total cost	842,055,828	182	831,238,358	177
Revaluation increment on land	5,810,650	1	5,822,981	1

	847,866,478	183	837,061,339	178

Less: Accumulated depreciation	540,822,370	117	522,730,591	111

	307,044,108	66	314,330,748	67
Construction in progress and advances related to acquisitions of equipment	16,005,390	4	16,466,398	3

Property, plant and equipment, net	323,049,498	70	330,797,146	70

INTANGIBLE ASSETS (Note 2)
3G concession	7,486,088	2	8,234,697	2
Goodwill	226,257	—	210,523	—
Others	558,435	—	499,053	—

Total intangible assets	8,270,780	2	8,944,273	2

OTHER ASSETS
Leased assets (Note 29)	516,637	—	348,804	—
Idle assets (Note 2)	957,757	—	964,869	—
Refundable deposits	1,373,644	—	1,409,785	1
Deferred income taxes assets (Notes 2 and 25)	1,543,315	1	1,229,812	—
Restricted assets (Note 29)	8,536	—	—	—
Others (Note 27)	743,903	—	514,513	—

Total other assets	5,143,792	1	4,467,783	1

TOTAL	$463,590,289	100	$469,626,117	100

	2008		2007
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$258,000	—	$36,000	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	107,344	—	653,286	—
Trade notes and accounts payable (Note 20)	11,359,570	2	11,254,863	3
Payables to related parties (Note 28)	523,488	—	343,302	—
Income tax payable (Notes 2 and 25)	5,687,100	1	7,257,958	2
Accrued expenses (Note 17)	16,345,702	4	15,559,672	3
Current portion of long-term loans (Note 19)	8,440	—	20,000	—
Due to stockholders for capital reduction (Note 21)	19,115,554	4	9,557,777	2
Other current liabilities (Notes 2, 18, 20, 28 and 31)	16,529,811	4	14,459,650	3

Total current liabilities	69,935,009	15	59,142,508	13

NONCURRENT LIABILITY
Long-term loans (Note 19)	29,400	—	—	—

Deferred income	2,072,297	—	1,505,150	—

Total noncurrent liability	2,101,697	—	1,505,150	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	5,173,489	1	3,922,324	1

Customers’ deposits	6,159,722	2	6,386,169	1
Other	431,515	—	732,711	—

Total other liabilities	11,764,726	3	11,041,204	2

Total liabilities	83,896,418	18	71,783,848	15

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 15, 21 and 23)
Common stock - $10 par value;

Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares in 2008 and 9,667,845 thousand shares in 2007	96,968,082	21	96,678,451	20

Preferred stock - $10 par value	—	—	—	—

Additional paid-in capital:
Capital surplus	179,193,097	38	200,592,390	43
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	3	—

Total additional paid-in capital	179,206,270	38	200,605,563	43

Retained earnings:
Legal reserve	52,859,566	11	48,036,210	10
Special reserve	2,675,894	1	2,678,723	1
Unappropriated earnings	41,276,274	9	48,317,617	10

Total retained earnings	96,811,734	21	99,032,550	21

Other adjustments

Cumulative translation adjustments	29,474	—	(1,980)	—
Unrecognized net loss of pension	(84)	—	(90)	—
Unrealized gain (loss) on financial instruments	(2,272,242)	—	37,508	—
Unrealized revaluation increment	5,813,187	1	5,823,200	1

Total other adjustments	3,570,335	1	5,858,638	1

Treasury stocks - 110,068 thousand shares	—	—	(7,107,494)	(1)

Total equity attributable to stockholders of the parent	376,556,421	81	395,067,708	84

MINORITY INTEREST IN SUBSIDIARIES	3,137,450	1	2,774,561	1

Total stockholders’ equity	379,693,871	82	397,842,269	85

TOTAL	$463,590,289	100	$469,626,117	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 3, 2009)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2008		2007
	Amount	%	Amount	%
NET REVENUES (Note 28)	$201,669,521	100	$197,390,883	100

OPERATING COSTS (Note 28)	113,487,579	56	106,625,294	54

GROSS PROFIT	88,181,942	44	90,765,589	46

OPERATING EXPENSES (Note 28)
Marketing	22,732,128	11	23,731,951	12
General and administrative	3,680,178	2	3,422,672	2
Research and development	3,143,935	2	3,236,919	1

Total operating expenses	29,556,241	15	30,391,542	15

INCOME FROM OPERATIONS	58,625,701	29	60,374,047	31

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	1,916,263	1	1,453,184	1
Valuation gain on financial instruments, net	550,703	1	—	—
Foreign exchange gain, net	336,037	—	—	—
Equity in earnings of equity method investees, net	63,648	—	140,804	—
Gain on disposal of financial instruments, net	—	—	99,159	—
Other	509,482	—	757,298	—

Total non-operating income and gains	3,376,133	2	2,450,445	1

NON-OPERATING EXPENSES AND LOSSES
Impairment loss on assets	1,168,399	1	24,374	—
Loss on disposal of financial instruments, net	671,685	—	—	—
Loss on disposal of property, plant and equipment	278,091	—	88,662	—
Valuation loss on inventory	57,849	—	25,369	—
Interest expense	4,256	—	15,043	—
Valuation loss on financial instruments, net	—	—	584,744	1
Foreign exchange loss, net	—	—	53,551	—
Loss arising from natural calamities	—	—	42,202	—
Other	137,634	—	189,100	—

Total non-operating expenses and losses	2,317,914	1	1,023,045	1

INCOME BEFORE INCOME TAX	59,683,920	30	61,801,447	31

INCOME TAX EXPENSES (Notes 2 and 25)	13,892,308	7	13,059,108	6

CONSOLIDATED NET INCOME	$45,791,612	23	$48,742,339	25

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2008		2007
	Amount	%	Amount	%
ATTRIBUTED TO
Stockholders of the parent	$45,010,342	22	$48,249,319	25
Minority interest	781,270	1	493,020	—

	$45,791,612	23	$48,742,339	25

	2008		2007
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
CONSOLIDATED EARNINGS PER SHARE (Note 26)
Basic earnings per share	$6.03	$4.64	$6.25	$4.94

Diluted earnings per share	$6.02	$4.63	$6.25	$4.93

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 3, 2009)

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

									Other Adjustments
	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings			Cumulative Translation Adjust- ments	Unre- cognized Net Loss of Pension	Unrealized Gain (Loss) on Financial Ins- truments	Unrealized Revaluation Increment	Trea- sury Stock	Minority Interests in Sub- sidiaries	Total Stockholders’ Equity
	Shares (Thousands)	Amount	Shares (Thou- sands)	Amount		Legal Reserve	Special Reserve	Un- appropriated Earnings
BALANCE, JANUARY 1, 2007	9,667,845	$96,678,451	—	$—	$210,273,336	$44,037,765	$2,680,184	$39,984,454	$(3,304)	$—	$541,072	$5,824,600	$—	$97,641	$400,114,199

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	(1,400)	—	—	(1,400)

Appropriation of 2006 earnings
Legal reserve	—	—	—	—	—	3,998,445	—	(3,998,445)	—	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	(1,461)	1,461	—	—	—	—	—	—	—
Cash dividend-NT$3.58 per share	—	—	—	—	—	—	—	(34,610,885)	—	—	—	—	—	—	(34,610,885)
Employees’ bonus-cash	—	—	—	—	—	—	—	(1,256,619)	—	—	—	—	—	—	(1,256,619)
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(35,904)	—	—	—	—	—	—	(35,904)

Capital surplus transferred to common stock	966,785	9,667,845	—	—	(9,667,845)	—	—	—	—	—	—	—	—	—	—

Capital reduction (Note 21)	(966,785)	(9,667,845)	—	—	—	—	—	—	—	—	—	—	110,068	—	(9,557,777)

Increase in minority interest	—	—	—	—	—	—	—	—	—	—	—	—	—	2,183,900	2,183,900

Consolidated net income in 2007	—	—	—	—	—	—	—	48,249,319	—	—	—	—	—	493,020	48,742,339

Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	2,258	—	—	—	2,258

Equity adjustments in investees	—	—	—	—	72	—	—	(15,764)	—	—	—	—	—	—	(15,692)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	1,324	—	—	—	—	—	1,324

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	(90)	—	—	—	—	(90)

Purchase of treasury stock-121,075 thousand common shares (Note 23)	—	—	—	—	—	—	—	—	—	—	—	—	(7,217,562)	—	(7,217,562)

Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	(505,822)	—	—	—	(505,822)

BALANCE, DECEMBER 31, 2007	9,667,845	96,678,451	—	—	200,605,563	48,036,210	2,678,723	48,317,617	(1,980)	(90)	37,508	5,823,200	(7,107,494)	2,774,561	397,842,269

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	(10,013)	—	—	(10,013)

Appropriation of 2007 earnings
Legal reserve	—	—	—	—	—	4,823,356	—	(4,823,356)	—	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	(3,304)	3,304	—	—	—	—	—	—	—
Cash dividend-NT$4.26 per share	—	—	—	—	—	—	—	(40,716,130)	—	—	—	—	—	—	(40,716,130)
Stock dividend-NT$0.1 per share	95,578	955,778	—	—	—	—	—	(955,778)	—	—	—	—	—	—	—
Employees’ bonus-cash	—	—	—	—	—	—	—	(1,303,605)	—	—	—	—	—	—	(1,303,605)
Employees’ bonus-dividends	43,453	434,535	—	—	—	—	—	(434,535)	—	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(43,454)	—	—	—	—	—	—	(43,454)

Capital surplus transferred to common stock	1,911,555	19,115,554	—	—	(19,115,554)	—	—	—	—	—	—	—	—	—	—

Decrease in minority interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(418,381)	(418,381)

Capital reduction	(1,911,555)	(19,115,554)	—	—	—	—	—	—	—	—	—	—	—	—	(19,115,554)

Consolidated net income in 2008	—	—	—	—	—	—	—	45,010,342	—	—	—	—	—	781,270	45,791,612

Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	(18,613)	—	—	—	(18,613)

Equity adjustments in investees	—	—	—	—	—	—	—	(54,583)	—	—	—	—	—	—	(54,583)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	31,454	—	—	—	—	—	31,454

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	6	—	—	—	—	6

Special reserve for gain arising from disposal of land	—	—	—	—	—	—	475	(475)	—	—	—	—	—	—	—

Cancellation of treasury stock-110,068 thousand common shares (Note 23)	(110,068)	(1,100,682)	—	—	(2,283,739)	—	—	(3,723,073)	—	—	—	—	7,107,494	—	—

Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	(2,291,137)	—	—	—	(2,291,137)

BALANCE, DECEMBER 31, 2008	9,696,808	$96,968,082	—	$—	$179,206,270	$52,859,566	$2,675,894	$41,276,274	$29,474	$(84)	$(2,272,242)	$5,813,187	$—	$3,137,450	$379,693,871

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 3, 2009)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$45,791,612	$48,742,339
Provision for doubtful accounts	505,285	606,234
Depreciation and amortization	38,216,171	39,814,950
Amortization of premium (discount) of financial assets	3,258	(183)
Loss (gain) on disposal of financial instruments, net	671,685	(99,159)
Valuation loss on inventory	57,849	25,369
Valuation loss (gain) on financial instruments, net	(550,703)	584,744
Loss on disposal of property, plant and equipment, net	278,091	88,662
Equity in earnings of equity investees	(63,648)	(140,804)
Dividends received from equity investees	217,177	44,000
Impairment loss on assets	1,168,399	24,374
Loss on disposal of leased assets, net	733	—
Loss from obsolescence of deferred charges	4,505	—
Deferred income taxes	(155,852)	(825,407)
Other	—	(2,410)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(207,535)	(265,372)
Trade notes and accounts receivable	126,578	1,763,211
Receivables from related parties	(388,712)	(505,390)
Other current monetary assets	4,841,092	(193,801)
Inventories	(823,315)	(283,666)
Other current assets	(628,079)	(221,111)
Increase (decrease) in:
Trade notes and accounts payable	190,333	340,299
Payables to related parties	656,488	683,744
Income tax payable	(1,570,848)	(1,385,380)
Accrued expenses	906,990	(3,377,587)
Other current liabilities	808,494	354,774
Deferred income	567,147	549,731
Accrued pension liabilities	1,244,325	2,639,886

Net cash provided by operating activities	91,867,520	88,962,047

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(8,759,539)	(22,694,501)
Proceeds from disposal of available-for-sale financial assets	8,425,156	11,735,997
Acquisition of held-to-maturity financial assets	(3,326,951)	(1,198,301)
Proceeds from disposal of held-to-maturity financial assets	659,605	49,035
Acquisition of financial assets carried at cost	(485,859)	(188,038)
Proceeds from financial assets carried at cost	354,933	—
Increase in other current monetary assets	(30,000)	—
Proceeds from other current monetary assets	29,109	—
Acquisition of investments accounted for using equity method	(554,693)	(1,177,061)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

	2008	2007
Proceeds from disposal of long-term investment	$44,256	$69,475
Acquisition of property, plant and equipment	(30,118,922)	(25,068,039)
Proceeds from disposal of property, plant and equipment	14,077	108,055
Increase in intangible assets	(208,323)	(273,335)
Increase in restricted assets	(3,065)	—
Increase in other assets	(569,806)	(4,532)

Net cash used in investing activities	(34,530,022)	(38,641,245)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	222,000	(90,000)
Increase in long-term loans	—	21,944
Repayment of long-term loans	(37,280)	(910,473)
Decrease in customers’ deposits	(126,699)	(325,122)
Increase (decrease) in other liabilities	(293,747)	171,062
Cash dividends paid	(41,202,177)	(34,750,742)
Remuneration to board of directors and supervisors and bonus to employees	(1,394,077)	(1,300,059)
Purchase of treasury stock	—	(7,217,562)
Proceeds from exercise of employee stock option	63,436	28,889
Cash proceeds from subsidiary’s stock issuance	—	78,487
Capital reduction	(9,557,777)	—

Net cash used in financing activities	(52,326,321)	(44,293,576)

EFFECT OF EXCHANGE RATE CHANGES	30,795	(1,126)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	13,192	(466,073)

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,055,164	5,560,027

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	76,233,001	70,672,974

CASH AND CASH EQUIVALENTS, END OF YEAR	$81,288,165	$76,233,001

SUPPLEMENTAL INFORMATION
Interest paid	$4,095	$16,760

Income tax paid	$15,620,016	$15,268,249

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$8,440	$20,000

Reclassified from common capital stock to due to stockholders for capital reduction	$19,115,554	$9,557,777

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

	2008	2007
CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$31,162,149	$25,492,751
Payables to suppliers	(1,070,843)	(428,066)
Prepayments for equipment	27,616	3,354

	$30,118,922	$25,068,039

The following table presents the allocation of acquisition costs of acquired subsidiaries during 2007 to assets acquired and liabilities assumed, based on their fair values:

	Senao International Co., Ltd.	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Global, Inc.	Donghwa Telecom Co., Ltd.
Cash and cash equivalents	$617,003	$96,959	$38,771	$16,751
Financial assets at fair value through profit or loss	86,796	325,742	—	—
Trade notes and accounts receivable	2,024,443	425,113	33,395	18,044
Inventories	1,625,790	136,310	—	—
Other current assets	334,055	127,917	2,147	5,896
Long-term investment	12,941	—	—	—
Property, plant, and equipment	1,316,657	2,879	27,066	—
Identifiable intangible assets	365,920	46,792	—	—
Other assets	134,869	37,602	17,450	—
Short-term loan and current portion of long-term loan	(100,000)	—	—	—
Trade notes and accounts payable	(1,629,324)	(418,667)	(39,993)	(22,827)
Other current liabilities	(714,517)	(71,095)	(9,161)	(1,861)
Long-term debt	(580,000)	(1,140)	(7,263)	—
Other liabilities	(92,579)	—	—	(2,163)

Total	3,402,054	708,412	62,412	13,840
Percentage of ownership	31.3285%	100%	100%	100%

	1,065,813	708,412	62,412	13,840
Goodwill (negative goodwill)	—	130,094	8,017	(2,410)

Acquisition costs of acquired subsidiaries	$1,065,813	$838,506	$70,429	$11,430

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 3, 2009)

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (GSM) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phone and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has control in SENAO by obtaining four out of seven seats of the board of directors of SENAO on April 12, 2007.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January, 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet date center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September, 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF(HK)”)was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) 100% owned subsidiary in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in September 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

As of December 31, 2008 and 2007, the Company had 27,165 and 26,154 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2008:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interest in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

Chunghwa need to comply with the Statement of Financial Accounting Standards No. 25 Business Combinations—the accounting treatment of Purchase method when acquiring the information of its subsidiaries.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the year ended December 31, 2008 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, New Prospect and Prime Asia. The consolidated financial statements for the year ended December 31, 2007 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CHSI, Concord, GNSS (Shanghai), CHTG, DHT, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated in New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the year.

The entities in the “Consolidated Financial Statements of Affiliated Enterprises” are the same as those in the consolidated financial statements; thus, no consolidated financial statements of Chunghwa and affiliates will be compiled. The information needed in the consolidated financial statements of Chunghwa and affiliates is enclosed in the consolidated financial statements

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

As LED engages mainly in the development of property for rent and sale, its operating cycle is over one year.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. Chunghwa recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks—at closing prices at the balance sheet date; open-end mutual funds—at net asset values at the balance sheet date; bonds—quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market—at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Beginning from 2008, the Company classified certain land as land held for development within inventories. Prior to 2008, such land was classified as part of property, plant, and equipment. Such land is stated at the lower of cost or market value. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory. Profit shall be recognized in full when the land is sold, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete.

Investments Accounted for using Equity Method

Investments in companies in which Chunghwa exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. Chunghwa records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 5 to 60 years; computer equipment - 3 to 10 years; telecommunication equipment - 5 to 30 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stock and capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient, the difference is charged to retained earnings.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with under SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities—spot rates at year-end; stockholders’ equity—historical rates, income and expenses—average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured ; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

Recent Accounting Pronouncements

The ARDF of the ROC revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ROC SFAS No. 10 will have on its results of operation and financial positions.

Reclassifications

Certain accounts in the financial statements as of and for the years ended December 31, 2007 have been reclassified to conform to the presentation of the financial statements as of and for the year ended December 31, 2008.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. The adoption of this interpretation resulted in a decrease of $1,317,524 thousand in consolidated net income which was attributed to shareholders of the parent and a decrease in basic earnings per share (after income tax) of $0.14 for the year ended December 31, 2008. Beginning from 2009, such bonuses will be classified as an operating activity for purposes of the statement of cash flows when paid.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2008	2007
Cash
Cash on hand	$148,216	$126,401
Bank deposits	12,829,954	15,652,126
Negotiable certificate of deposit, annual yield rate - ranging from 0.31%-2.45% and 2.05%-4.73% for the years ended December 31, 2008 and 2007, respectively.	48,486,241	33,096,495

	61,464,411	48,875,022

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.70%-1.55% and 1.92%-2.03% for the years ended December 31, 2008 and 2007, respectively	19,823,754	27,251,759
U.S. Treasury bills, annual yield rate 3.18%	—	106,220

	19,823,754	27,357,979

	$81,288,165	$76,233,001

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2008	2007
Current

Derivatives - financial assets
Index future contracts	$242,868	$91,945
Forward exchange contracts	15,710	27,194

	$258,578	$119,139

Derivatives - financial liabilities
Forward exchange contracts	$95,963	$67,212
Index future contracts	11,381	5,915
Currency option contracts	—	580,159

	$107,344	$653,286

Chunghwa entered into investment management agreements with a well-known financial institution (fund managers) to manage its investment portfolios in 2006. As of December 31, 2008, Chunghwa’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included listed stocks, mutual funds and derivative instruments.

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding forward exchange contracts as of December 31, 2008 and 2007:

	Currency	Maturity Period	Contract Amount (in Thousands)
December 31, 2008

Buy	NTD/USD	2009.01	NTD	131,412
Sell	EUR/USD	2009.01	EUR	4,240
	JPY/USD	2009.01	JPY	446,200
	GBP/USD	2009.01	GBP	1,880
	USD/NTD	2009.01	USD	96,000
	USD/JPY	2009.01	USD	1,544
	USD/EUR	2009.01	USD	777
	USD/GBP	2009.01	USD	124
December 31, 2007

Buy	NTD/USD	2008.01	NTD	64,945
Sell	EUR/USD	2008.02	EUR	19,100
	JPY/USD	2008.02	JPY	590,000
	GBP/USD	2008.02	GBP	2,370
	USD/NTD	2008.01-03	USD	385,000
	EUR/NTD	2008.02-03	EUR	40,000
	NTD/USD	2008.01	NTD	323,550

Outstanding index future contracts on December 31, 2008 and 2007 were as follows:

	Maturity Period	Units	Contract Amount (in Thousands)
December 31, 2008

AMSTERDAM IDX FUT	2009.01	13	EUR	642
CAC40 10 EURO FUT	2009.01	14	EUR	451
DAX INDEX FUTURE	2009.03	3	EUR	356
IBEX 35 INDX FUTR	2009.01	7	EUR	633
MINI S&P/MIB FUT	2009.03	37	EUR	712
FTSE 100 IDX FUT	2009.03	19	GBP	815
TOPIX INDEX FUTURE	2009.03	35	JPY	283,990
S&P 500 FUTURE	2009.03	16	USD	3,541
S&P 500 EMINI FUTURE	2009.03	53	USD	2,346

(Continued)

	Maturity Period	Units	Contract Amount (in Thousands)
December 31, 2007

AMSTERDAM IDX FUT	2008.01	14	EUR	1,419
CAC40 10 EURO FUT	2008.01	17	EUR	940
DAX INDEX FUTURE	2008.03	1	EUR	198
IBEX 35 INDX FUTR	2008.01	7	EUR	1,076
MINI S&P/MIB FUT	2008.03	35	EUR	1,366
FTSE 100 IDX FUT	2008.03	35	GBP	2,204
TOPIX INDEX FUTURE	2008.03	20	JPY	313,900
S&P 500 FUTURE	2008.03	16	USD	5,994
S&P 500 EMINI FUTURE	2008.03	23	USD	1,725

As of December 31, 2008 and 2007, the deposits paid for index future contracts were $242,768 thousand and $81,515 thousand, respectively.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US dollar at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract would be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

Net gain and net loss arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2008 and 2007 were $485,929 thousand (including realized settlement loss of $38,127 thousand and valuation gain of $524,056 thousand), and $866,040 thousand (including realized settlement loss of $271,138 thousand and valuation loss of $594,902 thousand) respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2008	2007
Open-end mutual funds	$13,441,639	$16,837,056
Foreign listed stocks	546,520	958,295
Real estate investment trust fund	194,226	246,452
Listed stocks	—	115,710

	$14,182,385	$18,157,513

For the years ended December 31, 2008 and 2007, movements of unrealized gain or loss on financial instruments mentioned above were as follows:

	Years Ended December 31
	2008	2007
Balance, beginning of year	$35,232	$541,054
Recognized in stockholders’ equity	(3,174,015)	(131,852)
Transferred to profit or loss	882,878	(373,970)

Balance, end of year	$(2,255,905)	$35,232

Global economic and financial circumstances have significantly changed. As a result, the Company determined that the impairment losses of available-for-sale financial assets is other-than-temporary in nature, and recorded impairment losses of $1,139,105 thousand in 2008.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2008	2007
Corporate bonds, nominal interest rate ranging from 0.994%-3.85% and 0%-4% for the years ended December 31, 2008 and 2007, respectively; effective interest rate ranging from 0.994%-2.95% and 0.994%-4% for 2008 and 2007, respectively	$3,772,177	$1,048,484
Collateralized loan obligation, nominal and effective interest rate were both 2.175% for 2008 and 2007	41,360	100,965

	3,813,537	1,149,449
Less: Current portion	769,435	651,192

	$3,044,102	$498,257

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Years Ended December 31
	2008	2007
Balance, beginning of year	$3,430,157	$3,550,086
Charge to expense for doubtful accounts	500,898	607,907
Impact on acquisition of subsidiaries	983	112,831
Accounts receivable written off	(881,347)	(840,667)

Balance, end of year	$3,050,691	$3,430,157

9.	OTHER CURRENT MONETARY ASSETS

	December 31
	2008	2007
Accrued custodial receipts from other carriers	$484,224	$650,791
Receivable from disposal of financial instruments	42,688	1,011,031
Tax refund receivable	12,834	3,221,608
Fixed-line fund	—	1,000,000
Other receivable	1,686,510	1,343,820

	$2,226,256	$7,227,250

10.	INVENTORIES, NET

	December 31
	2008	2007
Supplies	$1,608,470	$1,517,233
Work in process	319,324	165,236
Merchandise	2,422,566	2,161,381
Materials in transit	906,818	521,978

	5,257,178	4,365,828
Less: Valuation allowance	122,573	62,831

	5,134,605	4,302,997
Land held under development	706,176	—
Land held for development	531,501	—
Prepayment for construction	40,195	—

	$6,412,477	$4,302,997

Land held under development on December 31, 2008 was for Wan-Xi project which is expected to be completed in 2012.

11.	OTHER CURRENT ASSETS

	December 31
	2008	2007
Prepaid rents	$843,420	$589,860
Prepaid expenses	681,672	523,025
Miscellaneous	520,969	248,495

	$2,046,061	$1,361,380

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2008		2007
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Chunghwa Investment Co., Ltd. (“CHI”)	$829,716	49	$974,332	49
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	593,441	40	626,078	40
Senao Networks, Inc. (“SNI”)	264,271	45	287,370	48
ST-2 Satellite Ventures Pte., Ltd.(“SSVP”)	108,212	38	—	—
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	95,836	33	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	84,992	30	69,911	30
KingWay Technology Co., Ltd. (“KWT”)	77,222	33	—	—
ELTA Technology Co., Ltd. (“ELTA”)	—	—	44,998	32
Spring House Entertainment Inc. (“SHE”)	—	—	15,659	30

	2,053,690		2,018,348
Prepayments for long-term investments - InfoExplorer Co., Ltd.(“IFE”)	283,500	—	—	—

	$2,337,190		$2,018,348

ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and Sing TelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“SSVP”) in Singapore in October 2008 in order to maintain the current service. SSVP will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa established Viettel-CHT Co., Ltd. with Viettel Co., Ltd. in Vietnam in April 2008, by investing $91,239 thousand cash. Viettel-CHT engages mainly in IDC services.

Chunghwa invested in Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of $67,025 thousand. SKYSOFT engages mainly in providing of music on-line, software, electronic information and advertisement services.

Chunghwa invested in KingWay Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa invested in ELTA Technology Co., Ltd. in April and October 2007, for a purchase price of $27,455 thousand and $16,768 thousand, respectively. ELTA engages mainly in professional on-line and mobile value-added content aggregative services. Chunghwa sold all shares of ELTA with carrying value $51,152 thousand on July 23, 2008 for a selling price of $44,047 thousand and recognized a disposal loss of $7,105 thousand.

Chunghwa prepaid $283,500 thousand to invest InfoExplorer Co., Ltd. (“IFE”) and the record date of capital increase of IFE was January 5, 2009. Chunghwa acquired 49% of ownership. Chunghwa has control in IFE by obtaining above half of seats of the board of directors of IFE on January 20, 2009, which was IFE’s stockholder’s meeting. IFE mainly engages in information system planning and maintenance, software development, and information technology consultation services.

The carrying values of the equity investees as of December 31, 2008 and 2007 and the equity in earnings for the years ended December 31, 2008 and 2007 are determined based on the audited financial statements of the investees for the same years as the Company.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2008		2007
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	—	—
Global Mobile Corp. (“GMC”)	127,018	11	168,038	15
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	34,500	12	49,500	12
N.T.U. Innovation Incubation Corporation (“NTUI”)	12,000	9	12,000	9
Essence Technology Solution, Inc. (“ETS”)	10,000	9	20,000	9
3 Link Information Service Co., Ltd. (“3 Link”)	3,450	10	3,450	10
Siemens Telecommunication Systems (“Siemens”)	—	—	5,250	15
eASPNet Taiwan Inc. (“eASPNet”)	—	2	—	2

	2,251,498		2,122,768
Prepayments for long-term investments in stocks - Taipei Financial Center (“TFC”)	285,859	—	—	—

	$2,537,357		$2,122,768

Chunghwa invested in IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II engages mainly in investment. IBT II completed its incorporation on February 13, 2008.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC was not authorized by NCC, and notified Chunghwa on May 5, 2008 that Chunghwa should dispose of its investment in GMC no later than June 30, 2008, otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July, 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC, therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the investment in RPTI, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of $15,000 thousand and $22,000 thousand for the years ended December 31, 2008 and 2007, respectively.

Chunghwa invested in ETS in December 2007, for a purchase price of $20,000 thousand. ETS mainly engages in IP-Private Branch Exchange (IP PBX) and design of voice security module. After evaluating the investment in ETS, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of $10,000 thousand for the year ended December 31, 2008.

Chunghwa disposed all shares of Simens with carrying value $5,250 thousand in March 2008, for a selling price of $314,055 thousand and Chunghwa recognized a disposal gain of $308,805 thousand.

Chunghwa participated in TFC’s capital increase in October 2008 and the prepayment was $285,859 thousand.

In January 2008, CHSI invested in Taiwan Goal Co., Ltd. (“TG”) for a purchase price of $30,000 thousand. TG engages mainly in import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the stockholders of TG resolved to dissolve TG at a special meeting. As of December 31, 2008, TG has completed its dissolution process. CHSI received $29,585 thousand for the liquidation and recognized a loss of $415 thousand in 2008.

The above investments that do not have a quoted market price in an active market and whose fair values can not be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS-NONCURRENT

	December 31
	2008	2007
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2008	2007
Cost
Land	$101,460,017	$101,533,590
Land improvements	1,494,398	1,475,371
Buildings	63,029,159	62,671,185
Computer equipment	16,130,398	15,687,851
Telecommunications equipment	650,204,202	639,299,029
Transportation equipment	2,406,111	2,856,103
Miscellaneous equipment	7,331,543	7,715,229

Total cost	842,055,828	831,238,358
Revaluation increment on land	5,810,650	5,822,981

	847,866,478	837,061,339

Accumulated depreciation
Land improvements	898,156	844,244
Buildings	16,298,698	15,235,968
Computer equipment	11,846,090	11,662,483
Telecommunications equipment	503,425,455	485,766,784
Transportation equipment	2,195,401	2,690,936
Miscellaneous equipment	6,158,570	6,530,176

	540,822,370	522,730,591

Construction in progress and advances payments	16,005,390	16,466,398

Property, plant and equipment, net	$323,049,498	$330,797,146

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity—other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity—other adjustments. As of December 31, 2008, the unrealized revaluation increment was decreased to $5,813,187 thousand by disposal revaluation assets.

Depreciation expense on property, plant and equipment was $37,101,335 thousand and $38,816,292 thousand for the years ended December 31, 2008 and 2007, respectively. Interest expense capitalized for the years ended December 31, 2008 and 2007 were nil, $1,916 thousand and $1,469 thousand. The capitalized interest rate were 2.268%-2.928% and 2.850%-3.215%, respectively, for the years ended December 31, 2008 and 2007.

16.	SHORT-TERM LOANS

	December 31
	2008	2007
Unsecured loans - annual rate - 1.7% and 2.850% for 2008 and 2007, respectively	$258,000	$36,000

17.	ACCRUED EXPENSES

	December 31
	2008	2007
Accrued salary and compensation	$11,145,312	$10,027,725
Accrued franchise fees	2,368,996	2,159,399
Other accrued expenses	2,831,394	3,372,548

	$16,345,702	$15,559,672

18.	OTHER CURRENT LIABILITIES

	December 31
	2008	2007
Advances from subscribers	$6,151,140	$5,449,204
Amounts collected in trust for others	2,534,600	2,834,457
Payables to equipment suppliers	2,526,229	1,824,681
Payables to constructors	1,546,234	1,065,972
Refundable customers’ deposits	980,622	915,248
Miscellaneous	2,790,986	2,370,088

	$16,529,811	$14,459,650

19.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	December 31
	2008	2007
Secured loans - annual rate - 1% for 2008	$37,840	$—
Unsecured loans - annual rate - 2.794% for 2007	—	20,000

	37,840	20,000
Less: Current portion of long-term loans	8,440	20,000

	$29,400	$—

SHE obtained a loan from the Industrial Development Bureau, Ministry of Economic Affairs for research and development purpose and obtained a secured loan from Taiwan Business Bank. Interest is payable monthly and the principal is payable every three month from January 15, 2009 with a due date of April 15, 2013.

SENAO obtained an unsecured loan from Industrial Bank of Taiwan. Interest and principal amount are payable semiannually and the loan is repaid in May 2008.

20.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	December 31, 2008
	With in One Year	Over One Year	Total
Assets

Inventories	$—	$1,277,872	$1,277,872
Deferred expenses (classified as other current assets)	—	91,580	91,580
Restricted assets (classified as other assets - others)	—	55,546	55,546

	$—	$1,424,998	$1,424,998

Liabilities

Trade notes and accounts payable	$(3,711)	$—	$(3,711)
Advance from of land and building (classified as other current liabilities)	—	(226,567)	(226,567)

	$(3,711)	$(226,567)	$(230,278)

21.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020 which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,696,808,181 shares, Chunghwa’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at $10 (par value) in the event its ownership of Chunghwa falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2008, the outstanding ADSs were 1,780,568 thousand common shares, which equaled approximately 178,057 thousand units and represented 18.36% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the year ended December 31, 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are different from the amounts resolute in the stockholders’ meeting and the difference is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2007 and 2006 earnings of Chunghwa have been approved and resolved by the stockholders on June 19, 2008 and June 15, 2007 as follows:

	Appropriation of Earnings		Dividend Per Share
	2007	2006	2007	2006
Legal reserve	$4,823,356	$3,998,445	$—	$—
Reversal of special reserve	3,304	1,461	—	—
Cash dividends	40,716,130	34,610,885	4.26	3.58
Stock dividends	955,778	—	0.10	—
Employee bonus - cash	1,303,605	1,256,619	—	—
Employee bonus - stock	434,535	—	—	—
Remuneration to board of directors and supervisors	43,454	35,904	—	—

The amounts of the appropriations of earnings for 2007 and 2006 were consistent with the resolutions of the meetings of the Board of Directors held on April 25, 2008 and, April 24, 2007 respectively.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock.

The above mentioned 2008 capital increase proposal was effectively registered with Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFC”). The board of directors resolved the ex- dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with SFC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above 2007 capital increase proposal was effectively registered with SFC. The board of directors resolved the ex-dividend date of the aforementioned proposal is August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,667,845 thousand to common capital stock, and was effectively registered with SFC. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by $9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of $9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of $110,068 thousand held by Chunghwa and concurrently cancelled. Such cash payments to stockholders was made in January 2008.

The appropriation of Chunghwa’s 2008 earnings has not been resolved by the board of directors as of the report date. Information on the appropriation of 2008 earnings, employee bonus and remuneration to board of directors and supervisors proposed by the board of directors and resolved by the stockholders is available at the Market Observation Post System website.

22.	SHARE-BASED COMPENSATION PLANS

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$ (Original price $	15.8 20.2)
2003.09.03	2004.03.04	385	(Original price $	18.9 23.9)
2004.12.01	2004.12.28	6,500	(Original price $	10.0 11.6
2004.12.01	2005.11.28	1,500	(Original price $	15.5 18.3)
2005.09.30	2006.05.05	10,000	(Original price $	14.3 16.9)
2007.10.16	2007.10.31	6,181	(Original price $	42.6 44.2

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the years ended December 31, 2008 and 2007 was as follows:

	Stock Options Outstanding
	2008		2007
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$
Options outstanding, beginning of year	18,592	$24.70	16,488	$14.66
Options issued	—	—	6,181	44.20
Options exercised	(4,299)	13.64	(3,419)	13.31
Options cancelled	(475)	23.10	(658)	15.30

Options outstanding, end of year	13,818	26.34	18,592	24.70

Options exercisable, end of year	2,559		1,053

As of December 31, 2008, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$14.3	6,852	3.08	$13.49	1,959	$13.38
$15.5-$18.9	933	2.25	15.60	600	15.65
$42.6	6,033	4.92	42.60	—	—

As of December 31, 2007, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.5-$15.7	10,945	4.08	$14.69	310	$10.50
$17.1-$20.8	1,466	3.24	17.23	743	17.29
$44.2	6,181	5.92	44.20	—	—

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2008 and 2007. Had SENAO used the fair value method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of SENAO for the year ended December 31, 2008 would have been as follows:

	2007.10.31	2006.05.05	2005.11.28	2004.12.28	2004.03.04
	Options Exerciseable	Options Exerciseable	Options Exerciseable	Options Exerciseable	Options Exerciseable

Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life (years)	4.375	4.375	4.375	4.375	4.375
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91	$10.56

23.	TREASURY STOCK

	Years Ended December 31
	2008	2007
Balance, beginning of year	110,068	—
Increase	—	121,075
Decrease	(110,068)	(11,007)

Balance, end of year	—	110,068

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The Company shall neither pledge treasury stock nor exercise shareholders’ rights on these shares, such as rights to dividends and to vote.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand share of treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining 110,068 thousand shares of treasury stock amounted to $7,107,494 thousand was cancelled on February 21, 2008.

24.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2008
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$12,335,481	$9,789,863	$22,125,344
Insurance	915,170	703,331	1,618,501
Pension	1,616,950	1,237,295	2,854,245
Other compensation	8,494,259	5,838,074	14,332,333

	$23,361,860	$17,568,563	$40,930,423

Depreciation expense	$35,018,348	$2,082,987	$37,101,335

Amortization expense	$889,019	$185,862	$1,074,881

	Year Ended December 31, 2007
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$12,305,605	$8,987,009	$21,292,614
Insurance	671,920	888,685	1,560,605
Pension	1,754,508	1,273,045	3,027,553
Other compensation	9,204,006	5,519,418	14,723,424

	$23,936,039	$16,668,157	$40,604,196

Depreciation expense	$36,589,727	$2,226,565	$38,816,292

Amortization expense	$869,531	$128,256	$997,787

25.	INCOME TAX

a.	Income tax expense consisted of the following:

	Years Ended December 31
	2008	2007

Income tax payable	$13,666,740	$13,565,493
Income tax - separated	300,915	243,596
Income tax - deferred	(153,646)	(825,986)
Adjustments of prior years’ income tax	78,299	76,005

	$13,892,308	$13,059,108

The balance of income tax payable as of December 31, 2008 and 2007 was shown net of prepaid income tax.

b.	Net deferred income tax assets (liabilities) consisted of the following:

	December 31
	2008	2007
Current
Provision for doubtful accounts	$489,405	$361,095
Abandonment of equipment not approved by National Tax Administration	40,239	—
Valuation loss on inventory	31,181	15,708
Unrealized accrued expense	22,384	—
Valuation loss on financial instruments, net	13,696	149,254
Estimated warranty liabilities	12,726	17,025
Loss carryforward	11,291	66,822
Unrealized foreign exchange loss(gain)	(35,600)	10,149
Other	11,246	21,330

	596,568	641,383
Valuation allowance	(478,033)	(372,735)

Net deferred income tax assets-current	$118,535	$268,648

Noncurrent
Accrued pension cost	$1,404,718	$1,094,208
Impairment loss	138,499	83,514
Loss carryforward	137,280	81,919
Loss on disposal of property, plant and equipment	2,566	17,460
Other	6,424	3,589

	1,689,487	1,280,690
Valuation allowance	(146,172)	(50,878)

Net deferred income tax assets-noncurrent	$1,543,315	$1,229,812

c.	As of December 31, 2008, loss carryforward of CHIEF, Unigate, SHE, CIYP and LED are as follows:

Company	Total Amounts	Unused Amounts	Expiry Year
CHIEF	$28,261	$28,261	2013
	22,427	22,427	2014
	25,392	25,392	2015
	21,975	21,975	2016
	12,125	12,125	2017
	3,991	3,991	2018
Unigate	20	20	2017
	8	8	2018
SHE	6,529	5,712	2013
	1,973	1,973	2014
	6,262	6,262	2016
	1,152	1,152	2017
CIYP	38,561	11,291	2017
LED	7,982	7,982	2018

	$176,658	$148,571

d.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2008	2007
Balance of Imputation Credit Account (“ICA”)
Chunghwa	$7,285,595	$6,528,877

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2008 and 2007 for earnings were 30.81% and 28.81%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examines by tax authorities through 2005. The following entities’ income tax returns have been examined by tax authorities through 2006: SENAO, CHIEF, Unigate, and CHSI. SHE’s income tax returns have been examines by tax authorities through 2007.

26.	EARNINGS PER SHARE

			Weighted- average Number of	Earings Per Share (Dollars)
	Amount (Numerator)		Common	Income
	Income		Shares	Before
	Before		(Thousand)	Income	Net
	Income Tax	Net Income	(Denominator)	Tax	Income
Year ended December 31, 2008

EPS was calculated as follows:

Basic EPS:
Income available to stockholders of the parent	$58,472,865	$45,010,342	9,696,808	$6.03	$4.64

Effect of dilutive potential common stock - SENAO’s stock options	(13,775)	(13,775)	—
Employee bonus	—	—	20,681

Diluted EPS
Income available to stockholders of the parent (including effect of dilutive potential common stock)	$58,459,090	$44,996,567	9,717,489	$6.02	$4.63

(Continued)

			Weighted- average Number of	Earings Per Share (Dollars)
	Amount (Numerator)		Common	Income
	Income		Shares	Before
	Before		(Thousand)	Income	Net
	Income Tax	Net Income	(Denominator)	Tax	Income
Year ended December 31, 2007

Basic EPS
Income available to stockholders of the parent	$61,096,470	$48,249,319	9,776,237	$6.25	$4.94

Effect of dilutive potential common stock - SENAO’s stock options	(8,099)	(8,099)	—

Diluted EPS
Income available to stockholders of the parent (including effect of dilutive potential common stock)	$61,088,371	$48,241,220	9,776,237	$6.25	$4.93

(Concluded)

According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the share have a dilutive effect for the year ended December 31, 2008. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2008 and 2007 was due to the effect of potential common stock of stock options by SENAO.

27.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHSI, SHE, LED makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa, SENAO, CHIEF and SHE contribute an amount equal to 2% to 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The Company used December 31 as the measurement date for their pension plans.

Pension costs of the Company amounted to $2,938,297 thousand ($2,774,487 thousand subject to defined benefit plan and $163,810 thousand subject to defined contribution plan) and $3,138,987 thousand ($3,026,778 thousand subject to defined benefit plan and $112,209 thousand subject to defined contributed plan) for the years ended December 31, 2008 and 2007, respectively.

Pension information of the Company of the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost for the year

2008
	Chunghwa	SENAO	CHIEF
Service cost	$2,658,562	$1,610	$—
Interest cost	185,873	2,656	443
Expected return on plan assets	(82,006)	(3,154)	(227)
Amortization of unrecognized loss	(2,529)	924	111
Curtailment/settlement loss to be recognized	14,374	—	(3,081)

Net periodic benefit pension cost	$2,774,274	$2,036	$(2,754)

2007
	Chunghwa	SENAO	CHIEF
Service cost	$2,807,927	$2,121	$—
Interest cost	107,931	2,117	411
Expected return on plan assets	(78,198)	(1,958)	(200)
Amortization of unrecognized loss	7,003	666	63
Curtailment/settlement loss to be recognized	178,895	—	—

Net periodic benefit pension cost	$3,023,558	$2,946	$274

b.	Reconciliation between the fund status and accrued pension liabilities, vested benefit, actuarial assumptions and contributions and payments of the fund is summarized as follows:

1)	Reconciliation between the fund status and accrued pension cost is summarized as follows:

2008
	Chunghwa	SENAO	CHIEF
Benefit obligation
Vested benefit obligation	$(5,658,116)	$(13,691)	$—
Non-vested benefit obligation	(2,832,135)	(72,787)	(7,661)

Accumulated benefit obligation	(8,490,251)	(86,478)	(7,661)
Additional benefit obligation	(930,915)	(36,350)	(6,659)

Projected benefit obligation	(9,421,166)	(122,828)	(14,320)
Fair values of plan assets	4,282,694	112,186	8,877

Funded status	(5,138,472)	(10,642)	(5,443)
Amortization of unrecognized net transition obligation	—	2,770	5,712
Unrecognized prior service cost effect	(49,776)	(7,831)	—
Amortization of unrecognized net loss (gain)	23,860	27,614	(5,933)

Net amount recognized - prepaid pension cost - included in other asset s - other (accrued pension liabilities)	$(5,164,388)	$11,911	$(5,664)

2007
	Chunghwa	SENAO	CHIEF
Benefit obligation
Vested benefit obligation	$(3,526,887)	$(2,395)	$—
Non-vested benefit obligation	(2,150,100)	(66,330)	(9,272)

Accumulated benefit obligation	(5,676,987)	(68,725)	(9,272)
Additional benefit obligation	(970,516)	(27,937)	(6,851)

Projected benefit obligation	(6,647,503)	(96,662)	(16,123)
Fair values of plan assets	2,754,779	101,757	7,853

Funded status	(3,892,724)	5,095	(8,270)
Amortization of unrecognized net transition obligation	—	3,694	7,383
Amortization of unrecognized net loss	(19,240)	(1,489)	(8,267)

Net amount recognized - prepaid pension cost - included in other assets - other (accrued pension liabilities)	$(3,911,964)	$7,300	$(9,154)

2)	Vested benefit

	Chunghwa	SENAO	CHIEF
2008	$7,664,921	$17,776	$—

2007	$5,009,083	$2,460	$—

3)	Actuarial assumptions

	Years Ended December 31
	2008	2007
Discount rate used in determining present value	2.00%	2.50%
Rate of compensation increase	1.00%	1.50%
Rate of return on plan assets	2.50%	2.75%

c.	Contributions and payments of the Fund

2008
	Chunghwa	SENAO	CHIEF
Contributions	$1,515,234	$6,647	$735

Payments	$105,910	$—	$—

2007
	Chunghwa	SENAO	CHIEF
Contributions	$365,368	$4,848	$842

Payments	$600,239	$1,986	$—

28.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Equity-method investee before Chunghwa has control over SENAO on April 12, 2007
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary of CHI prior to acquisition.
Spring House Entertainment Inc.(“SHE”)	Equity-method investee before Chunghwa has control over SHE on January 2008
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI prior to acquisition.
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary of CHI prior to acquisition.
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-method investee
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July, 2008.
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee

(Continued)

Company	Relationship

Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Paul Lin	Vice chairman and general manager of SENAO
Chunghwa Investment Holding Company (“CIHC”)	Subsidiary of CHI
Senao International Miami Inc. (“SIM”)	Chairman of SIM is vice chairman and general manager of SENAO
Senora Trading Company (“STC”)	Chairman of STC and SENAO’s vice chairman and general manager is immediate family

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2008		2007
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
CHPT	$1,234	60	$2,841	61
SNI	—	—	1,852	39
Others	818	40	—	—

	$2,052	100	$4,693	100

2) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$492,883	94	$141,192	41
STEF	2,385	1	2,550	1
Others	2,032	—	6,094	2

	497,300	95	149,836	44

Payable to construction supplier
TISE	26,188	5	191,218	55

Amounts collected in trust for others
SHE	—	—	2,248	1

	$523,488	100	$343,302	100

3) Advances from customers (include in other current liabilities)

SNI	$2,688	—	$—	—
Others	152	—	—	—

	$2,840	—	$—	—

	Years Ended December 31
	2008		2007
	Amount	%	Amount	%
4) Revenues

SKYSOFT	$32,738	—	$7,303	—
ELTA	9,831	—	14,947	—
CHPT	6,800	—	7,169	—
STC	—	—	135,049	—
CHTG	—	—	88,476	—
SENAO	—	—	32,349	—
CHSI	—	—	17,409	—
Others	4,147	—	68,192	—

	$53,516	—	$370,894	—

5) Operating costs and expenses

TISE	$538,389	—	$388,111	—
ELTA	189,744	—	98,610	—
STEF	11,028	—	9,766	—
SNI	8,452	—	—	—
SENAO	—	—	1,174,966	1
CHSI	—	—	441,585	1
CHTG	—	—	63,663	—
SIM		—	35,506	—
Others	6,070	—	27,169	—

	$753,683	—	$2,239,376	2

6) Non-operating income and gains

SNI	$30,731	1	$23,771	1
Others	155	—	—	—

	$30,886	1	$23,771	1

7) Acquisitions of property, plant and equipment

TISE	$849,985	3	$947,835	4
CHSI	—	—	577,202	2
CHTG	—	—	43,393	—
Others	355	—	1,108	—

	$850,340	3	$1,569,538	6

8) Acquisitions of investment accounted for using equity method

CHI	$—	—	$908,935	41
CIHC	—	—	11,430	—

	$—	—	$920,365	41

Chunghwa acquired all of the shares of CHSI and CHTG from CHI in December 2007, for a total purchase price of $908,935 thousand cash. The Company also acquired all of the shares of DHT from CIHC, for a total purchase price of $11,430 thousand cash.

The above transactions between the Company and SENAO, CHSI, SHE, CHTG and DHT occurred prior to the Company obtaining control over SENAO, CHSI, SHE, CHTG and DHT. After obtaining control such to transaction were eliminated upon consolidation.

SENAO rents out part of its plant to SNI. The rent is collected monthly.

The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SENAO, SNI, STEF, STC, and SIM were determined in accordance with mutual agreements.

c.	The compensation of directors, supervisors and managements is showed as follow:

	Years Ended December 31
	2008	2007
Salaries	$136,923	$121,738
Compensation	56,671	43,899
Bonus	58,239	66,794

	$251,833	$232,431

The compensation of directors, supervisors and management personnel for the year ended December 31, 2007 include the bonus appropriated from earnings for 2007 which had been approved by stockholders in the annual meeting held in 2008.

29.	PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by SENAO, CHIEF and SHE.

	December 31
	2008	2007
Property, plant and equipment, net	$337,857	$505,747
Leased assets, net	435,166	288,998
Restricted assets	11,904	864

	$784,927	$795,609

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2008, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $399,116 thousand.

b.	Acquisitions of telecommunications equipment of $15,605,897 thousand.

c.	Unused letters of credit of $912,714 thousand.

d.	Contract to print billing, envelopes and telephone directories of $115,725 thousand.

e.	LED has already contracted to advance sale of land for $1,667,660 thousand, and collected $226,567 thousand according to the contracts.

f.	For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd. for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

December 31, 2008
Restricted assets -Bank deposits	$55,546
Land used in construction	1,822,166

$1,877,712

g.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future lease payments were as follows:

Amount
2009	$1,405,635
2010	1,059,955
2011	864,480
2012	650,805
2013 and thereafter	645,749

h.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Pining Fund.

i.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. However, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. As of audit report date, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

j.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s ROC Patent No. I258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of $500,000 thousand and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date.

31.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amounts and fair values of financial instruments were as follows:

	December 31
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$81,288,165	$81,288,165	$76,233,001	$76,233,001
Financial assets at fair value through profit or loss	258,578	258,578	119,139	119,139
Available-for-sale financial assets	14,182,385	14,182,385	18,157,513	18,157,513
Held-to-maturity financial assets - current	769,435	769,435	651,192	651,192
Trade notes and accounts receivable, net	10,844,712	10,844,712	11,450,865	11,450,865
Receivables from related parties	2,052	2,052	4,693	4,693
Other current monetary assets	2,226,256	2,226,256	7,227,250	7,227,250
Restricted assets - current	58,914	58,914	864	864
Investments accounted for using equity method	2,337,190	2,498,632	2,018,348	2,220,280
Financial assets carried at cost	2,537,357	2,537,357	2,122,768	2,122,768
Held-to-maturity financial assets - noncurrent	3,044,102	3,044,102	498,257	498,257
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,373,644	1,373,644	1,409,785	1,409,785
Restricted assets - noncurrent	8,536	8,536	—	—
Liabilities
Short-term loans	258,000	258,000	36,000	36,000
Financial liabilities at fair value through profit or loss	107,344	107,344	653,286	653,286
Trade notes and accounts payable	11,359,570	11,359,570	11,254,863	11,254,863
Payables to related parties	523,488	523,488	343,302	343,302
Accrued expenses	16,345,702	16,345,702	15,559,672	15,559,672
Amounts collected in trust for others (included in “other current liabilities”)	2,534,600	2,534,600	2,834,457	2,834,457
Payables to equipment suppliers (included in “other current liabilities”)	2,526,229	2,526,229	1,824,681	1,824,681
Payables to contractors (included in “other current liabilities”)	1,546,234	1,546,234	1,065,972	1,065,972
Refundable customers’ deposits (included in “other current liabilities”)	980,622	980,622	915,248	915,248
Hedging derivative financial liabilities (included in “other current liabilities”)	27,616	27,616	35,162	35,162
Current portion of long-term loans	8,440	8,440	20,000	20,000
Due to stockholder for capital reduction	19,115,554	19,115,554	9,557,777	9,557,777
Long-term loans	29,400	29,400	—	—
Customers’ deposits	6,159,722	6,159,722	6,386,169	6,386,169

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow with approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial assets and liabilities using quoted market price or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2008	2007	2008	2007
Assets

Financial assets at fair value through profit or loss	$258,578	$119,139	$—	$—
Available-for-sale financial assets	14,182,385	18,157,513	—	—
Hedging derivative financial assets (classified as other current monetary assets)	—	990	—	—

Liabilities

Financial liabilities at fair value through profit or loss	107,344	73,127	—	580,159
Hedging derivative financial liabilities (classified as other current liabilities)	27,616	35,162	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions. Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, the Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the years ended December 31, 2008 and 2007.

Outstanding forward exchange contracts for hedge as of December 31, 2008 and 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
December 31, 2008

Sell	USD/NTD	2009.01	USD	30,000

December 31, 2007

Sell	USD/NTD	2008.03	USD	65,000
	EUR/NTD	2008.02-03	EUR	40,000

As of December 31, 2008 and 2007, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $27,616 thousand and $35,162 thousand (classified as other current liabilities), respectively. As of December 31, 2007, the forward exchange contract measured at fair value resulting in hedging derivative financial asset of $990 thousand (classified as other current monetary assets).

32.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 thousand or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 31.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

33.	SEGMENT INFORMATION

a.	Industry

The financial information of the Company by industry: Please see Table 10.

b.	Geographic

As of December 31, 2008, the Company had established foreign operations in U.S., Hong Kong, China, Singapore and Japan and none of their revenues is greater than 10% of total net revenues.

c.	Export sales

The export sales of the Company is less than 10% of total net revenues.

d.	Major customers

For the years ended December 31, 2008 and 2007, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,331,443 (Note 10)		29		$2,260,854		Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,976,434 (Note 10)		100		2,977,016		Note 1
		Chunghwa Investment Co., Ltd.	Equity-method investee	Investments accounted for using equity method	98,000		829,716		49		905,908		Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	34,869		791,161 (Note 10)		100		791,161		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		747,104 (Note 10)		100		647,846		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		593,441		40		774,610		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		427,848 (Note 10)		69		379,496		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		221,537 (Note 10)		100		221,537		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		110,545 (Note 10)		100		111,272		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,000		95,836		33		95,836		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		84,992		30		45,625		Note 1
		KingWay Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,002		77,222		33		20,670		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		71,097 (Note 10)		100		70,851		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		45,113 (Note 10)		56		30,413		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		4,165 (Note 10)		100		4,165		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	(1 dollar (Note 10	) )	100	US$	(1 dollar	)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	(1 dollar (Note 10	) )	100	US$	(1 dollar	)	Note 3
		InfoExplorer Co., Ltd.	Equity-method investee	Prepayments for long-term investments	16,200		283,500		—		283,500		Note 8
		Taipei Financial Center	—	Financial assets carried at cost	172,927		1,789,530		12		1,412,661		Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000		200,000		17		197,676		Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696		127,018		11		118,243		Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000		8		75,796		Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		PRTI International	—	Financial assets carried at cost	9,234	$34,500	12	$35,679	Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	10,000	9	5,333	Note 2
		Taipei Financial Center	—	Prepayments for long-term investments	28,586	285,859	—	285,859	Note 9
		ABBOTT LABORATORIES COM NPV	—	Available-for-sale financial assets	4	5,424	—	6,140	Note 5
		ADIDAS AG NPV	—	Available-for-sale financial assets	4	7,155	—	4,463	Note 5
		AEGIS GROUP PLC GBP0.05	—	Available-for-sale financial assets	58	4,797	—	2,056	Note 5
		AGGREKO PLC ORD	—	Available-for-sale financial assets	10	2,262	—	2,100	Note 5
		AIOI INSURANCE CO LTD NPV	—	Available-for-sale financial assets	20	3,117	—	3,351	Note 5
		ALLIANZ SE-REG NPV(REGD) (VINKULIERT)	—	Available-for-sale financial assets	1	2,037	—	2,428	Note 5
		ALSTOM EUR7.00 (POST-SUBD)	—	Available-for-sale financial assets	2	3,580	—	3,909	Note 5
		ALTERA CORP COM	—	Available-for-sale financial assets	8	5,489	—	4,338	Note 5
		ANGLO AMERICAN PLC USD0.54945 (POST CONSOLIDAT)	—	Available-for-sale financial assets	2	4,611	—	1,778	Note 5
		APOLLO GROUP INC CL A	—	Available-for-sale financial assets	1	2,749	—	3,203	Note 5
		APPLE INC	—	Available-for-sale financial assets	1	2,860	—	2,931	Note 5
		ARCELORMITTAL NPV	—	Available-for-sale financial assets	5	3,856	—	3,751	Note 5
		ASTELLAS PHARMA INC SHS	—	Available-for-sale financial assets	2	3,088	—	2,909	Note 5
		ASTRAZENECA PLC ORD USD0.25	—	Available-for-sale financial assets	3	4,569	—	3,894	Note 5
		AVIVA PLC ORDINARY 25P SHARES	—	Available-for-sale financial assets	15	5,765	—	2,689	Note 5
		AXA EUR2.29	—	Available-for-sale financial assets	5	5,878	—	3,964	Note 5
		BANCO POPOLARE SPA EUR3.60	—	Available-for-sale financial assets	12	6,986	—	2,706	Note 5
		BANCO SANTANDER SA BANCO SANTANDER SA	—	Available-for-sale financial assets	11	5,470	—	3,517	Note 5
		BANK OF NEW YORK MELLON CORP COM STK USD0.01	—	Available-for-sale financial assets	3	2,943	—	2,621	Note 5
		BAXTER INTERNATIONAL INC COM USD1	—	Available-for-sale financial assets	2	4,376	—	4,344	Note 5
		BECTON DICKINSON & CO COM	—	Available-for-sale financial assets	2	4,772	—	4,551	Note 5
		BG GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	7	4,546	—	3,092	Note 5
		BHP BILLITON PLC USD0.50	—	Available-for-sale financial assets	5	2,947	—	2,806	Note 5
		BMC SOFTWARE INC COM	—	Available-for-sale financial assets	5	5,621	—	4,700	Note 5
		BNP PARIBAS EUR2	—	Available-for-sale financial assets	2	6,079	—	2,407	Note 5
		BP PLC ORD USD0.25	—	Available-for-sale financial assets	29	10,863	—	7,289	Note 5
		CAMERON INTERNATIONAL CORP COM USD0.01	—	Available-for-sale financial assets	4	5,568	—	2,659	Note 5
		CAMPBELL SOUP CO CAP USD0.0375	—	Available-for-sale financial assets	5	5,609	—	4,931	Note 5
		CAPITA GROUP PLC ORD GBP0.02066667	—	Available-for-sale financial assets	12	5,048	—	4,056	Note 5
		CHEVRON CORP COM USD0.75	—	Available-for-sale financial assets	2	4,201	—	4,878	Note 5
		CHUBU ELECTRIC POWER	—	Available-for-sale financial assets	3	2,502	—	2,889	Note 5
		CHUGAI PHARMACEUTICAL LTD NPV	—	Available-for-sale financial assets	5	2,662	—	3,326	Note 5
		COLGATE PALMOLIVE CO COM	—	Available-for-sale financial assets	2	5,610	—	5,027	Note 5
		COMPASS GROUP PLC ORD	—	Available-for-sale financial assets	19	4,005	—	3,043	Note 5
		CVS CAREMARK CORP COM STK USD0.01	—	Available-for-sale financial assets	4	5,326	—	3,778	Note 5
		DAIHATSU MOTOR CO LTD NPV	—	Available-for-sale financial assets	8	3,145	—	2,281	Note 5
		DE LA RUE ORD GBP0.4486857	—	Available-for-sale financial assets	5	3,115	—	2,056	Note 5
		DEUTSCHE BANK AG NAMEN ORD	—	Available-for-sale financial assets	1	1,024	—	940	Note 5
		E.ON AG NPV	—	Available-for-sale financial assets	4	7,180	—	4,624	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		EISAI CO LTD	—	Available-for-sale financial assets	3	$3,215	—	$3,369	Note 5
		EMC CORP COM	—	Available-for-sale financial assets	9	2,492	—	2,947	Note 5
		ENEL	—	Available-for-sale financial assets	23	6,854	—	4,768	Note 5
		ENI SPA	—	Available-for-sale financial assets	6	7,203	—	4,640	Note 5
		EXPEDITORS INTL WASH INC COM	—	Available-for-sale financial assets	3	2,607	—	3,264	Note 5
		EXXON MOBIL CORP COM	—	Available-for-sale financial assets	2	5,322	—	4,984	Note 5
		FAMILYMART CO LTD	—	Available-for-sale financial assets	3	2,547	—	3,703	Note 5
		FAST RETAILING CO LTD NPV	—	Available-for-sale financial assets	2	3,570	—	7,091	Note 5
		FIAT SPA	—	Available-for-sale financial assets	12	6,441	—	2,475	Note 5
		FIRSTENERGY CORP COM USD0.10	—	Available-for-sale financial assets	2	2,723	—	2,835	Note 5
		FIRSTGROUP PLC ORD GBP0.05	—	Available-for-sale financial assets	11	3,792	—	2,317	Note 5
		FLUOR CORP NEW COM	—	Available-for-sale financial assets	2	5,289	—	3,614	Note 5
		FRANCE TELECOM SA EUR4	—	Available-for-sale financial assets	5	5,919	—	4,647	Note 5
		FUJI HEAVY INDUSTRIES LTD NPV	—	Available-for-sale financial assets	16	2,969	—	1,393	Note 5
		FURUKAWA ELEC LTD ORD	—	Available-for-sale financial assets	22	3,544	—	3,438	Note 5
		GAMESTOP CORP-CL A NEW CLASS ‘A’ COM USD0.001	—	Available-for-sale financial assets	4	6,448	—	2,762	Note 5
		GEMALTO EUR1	—	Available-for-sale financial assets	3	3,622	—	2,421	Note 5
		GENERAL DYNAMICS CORP COM	—	Available-for-sale financial assets	2	2,734	—	3,225	Note 5
		GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,511	—	5,969	Note 5
		GILEAD SCIENCES INC COM	—	Available-for-sale financial assets	4	4,327	—	6,505	Note 5
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,719	—	1,864	Note 5
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,532	—	4,952	Note 5
		HITACHI CONSTRUCTION MACHINE NPV	—	Available-for-sale financial assets	3	3,741	—	1,248	Note 5
		HOME DEPOT INC COM USD0.05	—	Available-for-sale financial assets	3	2,657	—	2,617	Note 5
		IMPERIAL TOBACCO GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	4	4,716	—	3,212	Note 5
		INDRA SISTEMAS SA EUR0.20 SER ‘A’	—	Available-for-sale financial assets	4	3,653	—	3,049	Note 5
		ING GROEP NV CVA EUR0.24	—	Available-for-sale financial assets	5	4,191	—	1,840	Note 5
		INPEX CORP	—	Available-for-sale financial assets	—	2,368	—	2,288	Note 5
		INTESA SANPAOLO SPA	—	Available-for-sale financial assets	36	6,677	—	4,224	Note 5
		INTL BUSINESS MACHINES CORP COM USD0.20	—	Available-for-sale financial assets	1	4,629	—	3,952	Note 5
		ITOCHU CORP ORD	—	Available-for-sale financial assets	11	3,518	—	1,775	Note 5
		ITT CORP	—	Available-for-sale financial assets	2	5,033	—	3,636	Note 5
		JAPAN PETROLEUM EXPLORATION SHS	—	Available-for-sale financial assets	2	3,039	—	2,273	Note 5
		JFE HOLDINGS INC NPV	—	Available-for-sale financial assets	3	3,013	—	2,126	Note 5
		JGC CORPORATION	—	Available-for-sale financial assets	5	3,260	—	2,382	Note 5
		JOHNSON & JOHNSON COM USD1	—	Available-for-sale financial assets	3	6,336	—	5,926	Note 5
		JPMORGAN CHASE & CO COM USD1	—	Available-for-sale financial assets	2	2,950	—	2,056	Note 5
		KDDI CORPORATION	—	Available-for-sale financial assets	—	2,583	—	3,007	Note 5
		KONAMI CORP JPY50	—	Available-for-sale financial assets	3	3,518	—	2,325	Note 5
		KONINKLIJKE AHOLD NV EUR0.30	—	Available-for-sale financial assets	16	7,788	—	6,424	Note 5
		KONINKLIJKE KPN NV EUR0.24	—	Available-for-sale financial assets	12	7,438	—	5,927	Note 5
		KYUSHU ELECTRIC POWER	—	Available-for-sale financial assets	3	2,426	—	2,786	Note 5
		LAWSON INC LAWSON INC	—	Available-for-sale financial assets	2	2,483	—	2,835	Note 5
		LVMH MOET HENNESSY LOUIS VUI EUR0.30	—	Available-for-sale financial assets	2	6,686	—	4,194	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		MAN GROUP PLC ORD USD0.03428571	—	Available-for-sale financial assets	12	$4,725	—	$1,351	Note 5
		MAPFRE S.A.	—	Available-for-sale financial assets	45	7,218	—	5,042	Note 5
		MARUBENI CORPORATION	—	Available-for-sale financial assets	16	3,380	—	1,958	Note 5
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	3	4,207	—	6,539	Note 5
		MERCK KGAA NPV	—	Available-for-sale financial assets	2	8,248	—	5,140	Note 5
		MICROSOFT CORP COM USD0.0000125	—	Available-for-sale financial assets	6	5,102	—	3,513	Note 5
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	3	1,946	—	1,533	Note 5
		MITSUBISHI ELECTRIC CORP NPV	—	Available-for-sale financial assets	12	3,470	—	2,413	Note 5
		MITSUBISHI MOTORS CORP NPV	—	Available-for-sale financial assets	56	3,106	—	2,488	Note 5
		MITSUI OSK LINES LTD NPV	—	Available-for-sale financial assets	9	3,539	—	1,777	Note 5
		MONSANTO CO NEW COM	—	Available-for-sale financial assets	1	5,448	—	3,352	Note 5
		MOODY’S CORP COM USD0.01	—	Available-for-sale financial assets	2	2,729	—	1,376	Note 5
		MORRISON W SUPRMKT ORD GBP0.10	—	Available-for-sale financial assets	25	4,899	—	3,289	Note 5
		NATIONAL BANK OF GREECE EUR5.00(REGD)	—	Available-for-sale financial assets	6	3,491	—	3,582	Note 5
		NATIONAL-OILWELL VARCO INC COM USD0.01	—	Available-for-sale financial assets	2	3,059	—	1,585	Note 5
		NIKE INC -CL B CLASS’B’COM NPV	—	Available-for-sale financial assets	3	6,496	—	5,388	Note 5
		NIKON CORP	—	Available-for-sale financial assets	4	2,636	—	1,541	Note 5
		NINTENDO CO LTD NPV	—	Available-for-sale financial assets	—	3,327	—	2,458	Note 5
		NIPPON ELECTRIC GLASS CO LTD	—	Available-for-sale financial assets	6	3,830	—	1,012	Note 5
		NIPPON SHEET GLASS CO LTD	—	Available-for-sale financial assets	17	2,923	—	1,802	Note 5
		NIPPON YUSEN KABUSHIKI KAISH NPV	—	Available-for-sale financial assets	12	3,912	—	2,382	Note 5
		NOKIA OYJ NPV	—	Available-for-sale financial assets	4	3,647	—	2,018	Note 5
		NYSE EURONEXT COM STK USD0.01	—	Available-for-sale financial assets	3	6,325	—	2,347	Note 5
		OLD MUTUAL PLC GBP0.10	—	Available-for-sale financial assets	58	5,622	—	1,528	Note 5
		ORIENTAL LAND CO LTD NPV	—	Available-for-sale financial assets	1	2,997	—	3,773	Note 5
		PANASONIC CORP	—	Available-for-sale financial assets	5	3,406	—	2,027	Note 5
		PEABODY ENERGY CORP COM USD0.01	—	Available-for-sale financial assets	4	2,666	—	2,761	Note 5
		PERNOD-RICARD SA EUR1.55	—	Available-for-sale financial assets	2	6,307	—	5,399	Note 5
		PNC FINL SVCS GROUP IN COM	—	Available-for-sale financial assets	2	5,360	—	3,864	Note 5
		PRAXAIR INC COM	—	Available-for-sale financial assets	2	4,743	—	3,550	Note 5
		QUALCOMM INC COM USD0.0001	—	Available-for-sale financial assets	4	5,434	—	4,503	Note 5
		RAYTHEON CO COM COM USD0.01	—	Available-for-sale financial assets	2	5,187	—	4,025	Note 5
		RECKITT BENCKISER GROUP PLC	—	Available-for-sale financial assets	3	3,953	—	3,333	Note 5
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,571	—	3,846	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’SHS EUR0.07	—	Available-for-sale financial assets	6	6,910	—	4,892	Note 5
		RWE AG NEU NPV	—	Available-for-sale financial assets	2	8,759	—	5,849	Note 5
		SANOFI-AVENTIS EUR2	—	Available-for-sale financial assets	3	6,368	—	6,068	Note 5
		SAP AG-COMMON ORD NPV	—	Available-for-sale financial assets	4	7,066	—	4,619	Note 5
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	5	3,972	—	2,741	Note 5
		SHIONOGI & CO LTD	—	Available-for-sale financial assets	6	3,971	—	5,015	Note 5
		SHISEIDO CO LTD ORD	—	Available-for-sale financial assets	4	2,909	—	2,659	Note 5
		SIEMENS AG-REG NPV(REGD)	—	Available-for-sale financial assets	2	6,716	—	4,388	Note 5
		STANDARD CHARTERED PLC ORD USD0.50	—	Available-for-sale financial assets	5	5,195	—	2,247	Note 5
		STANDARD LIFE PLC ORD GBP0.10	—	Available-for-sale financial assets	31	4,619	—	3,019	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		STATE STR CORP COM	—	Available-for-sale financial assets	3	$6,413	—	$3,318	Note 5
		SUZUKI MOTOR CORP NPV	—	Available-for-sale financial assets	5	3,587	—	2,147	Note 5
		T&D HOLDINGS INC	—	Available-for-sale financial assets	2	3,491	—	2,695	Note 5
		TAKEDA PHARMACEUTICAL NPV SHS	—	Available-for-sale financial assets	2	3,179	—	3,211	Note 5
		TECHNIP NPV NPV	—	Available-for-sale financial assets	4	4,147	—	4,246	Note 5
		TELEFONICA SA EUR1	—	Available-for-sale financial assets	8	6,798	—	5,517	Note 5
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,389	—	3,949	Note 5
		THALES SA THALES SA	—	Available-for-sale financial assets	3	4,094	—	4,381	Note 5
		THERMO FISHER SCIENTIFIC INC COM USD1	—	Available-for-sale financial assets	3	5,681	—	3,666	Note 5
		TOKIO MARINE HOLDINGS INC	—	Available-for-sale financial assets	3	3,570	—	2,819	Note 5
		TOTAL SA EUR2.5	—	Available-for-sale financial assets	3	7,504	—	4,988	Note 5
		TOYO SUISAN KAISHA LTD	—	Available-for-sale financial assets	5	3,535	—	4,698	Note 5
		TULLOW OIL PLC ORD GBP0.10	—	Available-for-sale financial assets	8	3,052	—	2,540	Note 5
		UNILEVER NV-CVA CVA EUR0.16	—	Available-for-sale financial assets	5	5,623	—	4,196	Note 5
		UNION PACIFIC CORP COM USD2.50	—	Available-for-sale financial assets	3	5,720	—	4,712	Note 5
		UNITED UTILITIES GROUP PLC ORD GBP5	—	Available-for-sale financial assets	7	3,482	—	2,231	Note 5
		VALLOUREC (USIN A T EUR4 (POST SUBDIVISION)	—	Available-for-sale financial assets	1	3,602	—	3,974	Note 5
		VERIZON COMMUNICATIONS COM	—	Available-for-sale financial assets	3	2,715	—	3,471	Note 5
		VINCI EUR2.50 (POST SUBDIVISION)	—	Available-for-sale financial assets	4	6,867	—	5,212	Note 5
		VIVENDI SA EUR5.50	—	Available-for-sale financial assets	5	6,884	—	5,642	Note 5
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	70	7,366	—	4,646	Note 5
		VOESTALPINE AG NPV	—	Available-for-sale financial assets	5	9,909	—	3,428	Note 5
		WACKER CHEMIE AG NPV(BR)	—	Available-for-sale financial assets	2	7,246	—	7,898	Note 5
		WAL-MART STORES INC COM USD0.10	—	Available-for-sale financial assets	3	5,431	—	5,342	Note 5
		WELLS FARGO & CO COM USD1 2/3	—	Available-for-sale financial assets	5	5,482	—	4,688	Note 5
		WISCONSIN ENERGY CORP COM	—	Available-for-sale financial assets	2	2,658	—	2,813	Note 5
		WYETH COM USD0.333	—	Available-for-sale financial assets	2	2,702	—	2,779	Note 5
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	2	2,684	—	563	Note 5
		XTO ENERGY INC COM USD0.01	—	Available-for-sale financial assets	3	5,868	—	3,048	Note 5

		REITS
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	97,000	Note 5
		Cathay No. 2 REIT	—	Available-for-sale financial assets	2,288	22,880	—	20,226	Note 5
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	77,000	Note 5

		Beneficiary certificates (mutual fund)
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	600	15,000	—	8,094	Note 4
		SINOPIA ALT-GL BD M/N 600$ I GBL BD MKT NEUTR 600 USD I	—	Available-for-sale financial assets	—	623,332	—	655,389	Note 4
		PCA Well Pool Fund	—	Available-for-sale financial assets	117,079	1,500,000	—	1,515,101	Note 4
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	104,520	1,500,000	—	1,508,096	Note 4
		Polaris De-Li Fund	—	Available-for-sale financial assets	97,388	1,500,000	—	1,515,220	Note 4
		MFS Meridian Emerging Markets Debt Fund	—	Available-for-sale financial assets	336	208,578	—	206,457	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	535	206,588	—	136,427	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	$132,592	—	$115,946	Note 4
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,644	565,387	—	520,653	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	4	55,632	—	67,248	Note 4
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	324	126,425	—	83,835	Note 4
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	78	443,097	—	330,346	Note 4
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	370,542	Note 4
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	293,022	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	234,684	—	188,543	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	239,098	Note 4
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	200,000	—	146,911	Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	83,267	Note 4
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	65,295	Note 4
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	13,059	175,000	—	111,001	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	272,970	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	193,452	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	127,231	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	75,490	Note 4
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000	—	240,729	Note 4
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	618,404	—	602,000	Note 4
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	797,811	—	745,000	Note 4
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	717,909	—	585,000	Note 4
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	726,771	—	725,000	Note 4
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000	—	38,508	Note 4
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	175,235	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	94,857	Note 4
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	98,248	Note 4
		JPMorgan Funds-Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	99,714	Note 4
		MFS Meridian Funds-Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	79,545	Note 4
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	144	122,175	—	50,085	Note 4
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13	162,990	—	72,557	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	879	560,819	—	411,064	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	295	171,568	—	95,383	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	259	233,544	—	135,862	Note 4
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	106,083	Note 4
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	123,499	Note 4
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	9,071	125,000	—	112,642	Note 4
		Enterprise Debt Securitization Cathay United Bank CLO 96-1	—	Held-to-maturity financial assets	—	41,360	—	41,360	Note 7

		Bonds
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—	$100,000	—	$100,000	Note 7
		Mega Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Formosa Petrochemical Corp.	—	Held-to-maturity financial assets	—	99,841	—	99,841	Note 7
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—	149,914	—	149,914	Note 7
		GreTai Company 1st Unsecured Corporate Bonds-A issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		China Development Industrial B	—	Held-to-maturity financial assets	—	198,309	—	198,309	Note 7
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	—	Held-to-maturity financial assets	—	99,171	—	99,171	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—	49,916	—	49,916	Note 7
		Cathay United Bank 9St Financial Debentures-03 Issue in 2004	—	Held-to-maturity financial assets	—	199,832	—	199,832	Note 7
		Chang Hwa Bank 1st Subordinate Financial Debentures-B Issue in 2002	—	Held-to-maturity financial assets	—	170,445	—	170,445	Note 7
		Chang Hwa Bank 1st Subordinate Financial Debentures-B Issue in 2002	—	Held-to-maturity financial assets	—	70,183	—	70,183	Note 7
		Hua Nan Commercial Bank the Tenth Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—	200,243	—	200,243	Note 7
		Hua Nan Commercial Bank 2nd of the two Subordinate Financial Debentures Issue in 2004	—	Held-to-maturity financial assets	—	99,886	—	99,886	Note 7
		China Development Industrial Bank 2nd Financial Debentures issue in 2006	—	Held-to-maturity financial assets	—	198,107	—	198,107	Note 7
		Taiwan Power Company 5th Boards in 2008	—	Held-to-maturity financial assets	—	273,673	—	273,673	Note 7
		Yuanta Unsecured Corporate Bond 2008 - A Issue	—	Held-to-maturity financial assets	—	100,064	—	100,064	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	301,261	—	301,261	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	409,739	—	409,739	Note 7
		Taiwan Power Company 3rd Boards in 2006	—	Held-to-maturity financial assets	—	201,551	—	201,551	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,042	—	100,042	Note 7

1	Senao International Co., Ltd.	Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,152	264,271	45	264,271	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	12,600	Note 2

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,964 (Note 10)	100	1,964	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	1,208 (Note 10)	100	1,208	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	6,624 (Note 10)	100	6,624	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2008							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
		eASPNet Inc.	—	Financial assets carried at cost	1,000		$—		2		$—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450		10		6,200	Note 2
3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	500	US$	13,147 (401 (Note 10	) )	100	US$	13,147 (401)	Note 1
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000		—		10,682	Note 4
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000		—		10,312	Note 4
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	US$	13,142 (401 (Note 10	) )	100	US$	13,142 (401)	Note 1
12	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity- method investee	Investments accounted for using equity method	4,375	SG$	108,212 (4,736)		38	SG$	108,212 (4,736)	Note 1

Note 1:	The net asset values of investees were based on audit financial statements.

Note 2:	The net asset values of investees were based on unaudit financial statements.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.

Note 4:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values on December 31, 2008.

Note 5:	Market value was based on the closing price of December 31, 2008.

Note 6:	Showing at their original carrying amounts without the adjustments of fair values, except for held-to-maturity financial assets.

Note 7:	The net asset values of investees were based on amortized cost.

Note 8:	Chunghwa prepaid $283,500 thousand cash of this long-term investment in December 2008, and acquire 49% ownership.

Note 9:	Chunghwa prepaid $283,859 thousand cash of this long-term investment in October 2008.

Note 10:	The amount was eliminated upon consolidation.

(Continued)

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stocks
		Light Era Development Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	$—	300,000	$3,000,000	—	$—	$—	$—	300,000	$2,976,434 (Notes 2 and 7)
		Donghwa Telecom Co., Ltd	Investment accounted for using equity method	—	Subsidiary	4,590	15,408	47,000	189,833	—	—	—	—	51,590	221,537 (Notes 3 and 7)
		Chunghwa Singapore Pte. Ltd.	Investment accounted for using equity method	—	Subsidiary	—	—	34,869	779,280	—	—	—	—	34,869	791,161 (Notes 4 and 7)
		Industrial Bank of Taiwan II Venture Capital Co., Ltd.	Financial assets carried at cost	—	—	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		Siemens Telecommunication Systems	Financial assets carried at cost	—	—	75	5,250	—	—	75	314,055	5,250	308,805	—	—
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	5,800	119,781	—	—	5,800	126,499	119,781	6,718	—	—
		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	—	—	117,079	1,500,000	—	—	—	—	117,079	1,500,000
		IBT Securities Bond Fund	Available-for-sale financial assets	—	—	—	—	75,393	1,000,000	75,393	1,011,120	1,000,000	11,120	—	—
		Yuan Ta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	—	—	104,520	1,500,000	—	—	—	—	104,520	1,500,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	85,334	1,000,000	85,334	1,009,677	1,000,000	9,677	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	—	—	97,388	1,500,000	—	—	—	—	97,388	1,500,000
		Polaris Global Reits Fund	Available-for-sale financial assets	—	—	16,018	200,000	—	—	16,018	120,846	200,000	(79,154)	—	—
		JP Morgan Global Balance Fund	Available-for-sale financial assets	—	—	—	—	9,071	125,000	—	—	—	—	9,071	125,000
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	47,979	559,554	—	—	47,979	522,195	559,554	(37,359)	—	—
		Capital Stable Value Fund	Available-for-sale financial assets	—	—	7,867	100,000	—	—	7,867	78,526	100,000	(21,474)	—	—
		SKIT Fortune Balanced Fund	Available-for-sale financial assets	—	—	6,097	100,000	—	—	6,097	80,581	100,000	(19,419)	—	—
		SinoPac Trend Fund	Available-for-sale financial assets	—	—	4,400	100,000	—	—	4,400	79,673	100,000	(20,327)	—	—
		ING Global Balanced Portfolio	Available-for-sale financial assets	—	—	8,569	100,000	—	—	8,569	69,471	100,000	(30,529)	—	—
		AIG Flagship Global Growth Fund of Funds	Available-for-sale financial assets	—	—	22,878	350,000	—	—	22,878	273,078	350,000	(76,922)	—	—
		Entie ING CHTG Fund	Available-for-sale financial assets	—	—	8,104	100,000	—	—	8,104	73,373	100,000	(26,627)	—	—
		HSBC Global Fund of Bond Funds	Available-for-sale financial assets	—	—	—	—	22,838	250,000	—	—	—	—	22,838	250,000
		Jih Sun Mortgage Backed Securities Fund	Available-for-sale financial assets	—	—	20,305	200,000	—	—	20,305	193,565	200,000	(6,435)	—	—
		Fuh-Hwa Homerun Fund	Available-for-sale financial assets	—	—	9,977	100,000	—	—	9,977	103,868	100,000	3,868	—	—
		Fuh-Hwa Income Fund	Available-for-sale financial assets	—	—	9,872	100,000	—	—	9,872	102,960	100,000	2,960	—	—
		MFS Meridian Emerging Markets Debt Fund	Available-for-sale financial assets	—	—	858	532,846	—	—	522	323,523	324,268	(745)	336	208,578
		USD Special Bond Fund	Available-for-sale financial assets	—	—	25	353,540	—	—	25	344,621	353,540	(8,919)	—	—
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	995	389,718	74	23,458	534	137,104	206,588	(69,484)	535	206,588
		JPMorgan Lux Funds-Emerging Markets Bond Fund	Available-for-sale financial assets	—	—	21	199,638	—	—	21	136,476	199,638	(63,162)	—	—
		GAM Diversity - USD Open	Available-for-sale financial assets	—	—	10	262,293	—	—	10	234,297	262,293	(27,996)	—	—
		Permal Fixed Income Holdings N.V.	Available-for-sale financial assets	—	—	7	264,095	—	—	7	247,956	264,095	(16,139)	—	—
		Fidelity European High Yield Fund	Available-for-sale financial assets	—	—	1,402	549,027	93	34,968	1,171	369,484	457,570	(88,086)	324	126,425

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Parvest Europe Convertible Bond Fond	Available-for-sale financial assets	—	—	102	$577,813	—	$—	24	$117,044	$134,716	$(17,672)	78	$443,097

Bonds
		Mega Securities Corp. 1st Unsecured Corporate	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 5)	—	—	—	—	—	300,000 (Note 5)
		China Delepquent Industrial B	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 5)	—	—	—	—	—	200,000 (Note 5)
		Taiwan Power Company 3rdA Boards in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 5)	—	—	—	—	—	150,000 (Note 5)
		Yuantu Unsecured Corporate Bond in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)
		Cathay United Bank 9St Financial Debentures-03 Issue in 2004	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 5)	—	—	—	—	—	200,000 (Note 5)
		Chang Hwa Bank 1st Subordinate Financial Debentures-B Issue in 2002	Held-to-maturity financial assets	—	—	—	—	—	170,000 (Note 5)	—	—	—	—	—	170,000 (Note 5)
		Hua Nan Commercial Bank 2nd of the Tenth Subordinate Financial Debentures Issue in 2003	Held-to-maturity financial assets	—					200,000 (Note 5)	—					200,000 (Note 5)
		Hua Nan Commercial Bank 2nd of the two Subordinate Financial Debentures Issue in 2004	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)
		China Development Industrial Bank 5th Financial Debentures issue in 2006	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 5)	—	—	—	—	—	200,000 (Note 5)
		Taiwan Power Company 5th Boards in 2008	Held-to-maturity financial assets	—	—	—	—	—	270,000 (Note 5)	—	—	—	—	—	270,000 (Note 5)
		Yuanta Unsecured Corporate Bond 2007 - A Issue	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 5)	—	—	—	—	—	300,000 (Note 5)
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 5)	—	—	—	—	—	400,000 (Note 5)
		Taiwan Power Company 3rd Boards in 2006	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 5)	—	—	—	—	—	200,000 (Note 5)
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)
		Formosa Detrochemical	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 5)	—	—	—	—	—	100,000 (Note 5)
1	Senao International Co., Ltd.	Beneficiary certificates (mutual fund)
		Taishin Lucky Fund	Available-for-sale financial assets	—	—	—	—	23,894	250,000	23,894	250,843	250,000	843	—	—
		UPAMC James Bond Fund	Available-for-sale financial assets	—	—	—	—	18,451	290,000	18,451	290,381	290,000	381	—	—
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	18,846	250,000	18,846	250,355	250,000	355	—	—
		HSBC NTD Money Management Fund 2	Available-for-sale financial assets	—	—	—	—	17,473	250,000	17,473	250,320	250,000	320	—	—
		Prudential Financial Bond Fund	Available-for-sale financial assets	—	—	—	—	6,702	100,000	6,702	100,266	100,000	266	—	—
		IBT 1699 Bond Fund	Available-for-sale financial assets	—	—	—	—	11,805	150,000	11,805	150,635	150,000	635	—	—
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	12,727	150,000	12,727	150,541	150,000	541	—	—

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
12	Chunghwa Telecom Singapore Pte., Ltd.	Stock
		ST-2 Satellite Ventures Pte., Ltd.	Investment accounted for using equity method	—	Equity method investee	—	$—	4,735	$ SG$	106,432 (4,735)	—	$—	$—	$—	4,735	$ SG$	108,212 (4,736 (Note 6	) )

Note 1:	Showing at their original carrying amounts without adjustments of fair values.

Note 2:	The amount was less equity in losses of equity $23,566 thousand.

Note 3:	The ending balance includes $6,598 thousand and $9,698 thousand which are investment income recognized under equity method and cumulative adjustment, respectively.

Note 4:	The ending balance includes $5,454 thousand and $17,335 thousand which are investment loss recognized under equity method and cumulative adjustment, respectively.

Note 5:	Stated at its nominal amounts.

Note 6:	The ending balance included equity in earnings accounted for using equity method of $27 thousand and cumulative adjustment of $1,753 thousand.

Note 7:	The amount was eliminated upon consolidation.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter- party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Land and building	2008.01.03	$1,217,740	Paid	National Property Administration	None	—	—	—	$—	Decision by National Property Administration	For Chunghwa private use	None

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

DISPOSAL OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Date of Disposal	Date of Obtained	Carrying Amount	Transaction Amount	Receipt Condition	Disposed Gain (Loss)		Parties Involved	Relation with the Corporation	Purpose	Reference for Price Settlement	Other Limitation
Chunghwa Telecom. Co., Ltd.	Land	2008.6.25	Acquired during April 2000	$704,890	$1,820,880	$1,820,880	$1,115,990 (Notes 1 and 3)		Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—
		2008.10.17	Acquired during January 2001	63,498	191,600	191,600	128,102 (Notes 1 and 3)		Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—
		2008.12.23	Acquired during April 2000	85,563	242,853	230,639	157,290 (Notes 1 and 3)		Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—
		2008.12.23	Acquired during May 2000	74,572	158,431	158,431	83,859 (Notes 1 and 3)		Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—
		2008.12.23	Acquired during July 2008	7,493	8,168	8,168	675 (Notes 1 and 3)		Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—
		2008.12.25	Acquired during October 1997	378,927	207,030	196,678	(171,897 (Notes 2 and 3	) )	Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—

Note 1:	Since it is unrealized, the unrealized gain is treated as deferred credits—gain on inter-company transactions.

Note 2:	Since it is unrealized, the unrealized loss is included in other assets—other.

Note 3:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,634,017 (Notes 3 and 9)	1	30 days	(Note 2)	(Note 2)	$178,658 (Note 9)		2
				Purchase	6,667,907 (Notes 4 and 9)	5	30-90 days	(Note 2)	(Note 2)	(606,720 (Note 9	) )	(5)
		CHIEF Telecom Inc.	Subsidiary	Sales	208,227 (Notes 6 and 9)	—	30 days	(Note 2)	(Note 2)	20,277 (Note 9)		—
				Purchase	207,345 (Note 9)	—	30-45 days	(Note 2)	(Note 2)	(34,215 (Note 9	) )	—
		Chunghwa Telecom Global, Inc.	Subsidiary	Sales	140,416 (Note 9)	—	30-90 days	—	—	18,618 (Note 9)		—
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	401,740 (Notes 5 and 9)	—	30-90 days	—	—	(628,485 (Notes 7 and 9	) )	(5)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	538,389		30 days	—	—	(492,883)		(4)
		ELTA Technology Co., Ltd.	(Note 8)	Purchase	189,774	—	30 days	—	—	—		—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	6,670,564 (Notes 4 and 9)	30	30-90 days	(Note 2)	(Note 2)	606,720 (Note 9)		46
				Purchase	1,591,876 (Notes 3 and 9)	8	30 days	(Note 2)	(Note 2)	(178,658 (Note 9	) )	(14)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	207,345 (Note 9)	22	30-45 days	(Note 2)	(Note 2)	34,215 (Note 9)		27
				Purchase	204,397 (Notes 6 and 9)	25	30 days	(Note 2)	(Note 2)	(20,277 (Note 9	) )	(9)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,859,106 (Notes 5 and 9)	94	30-90 days	—	—	681,987 (Notes 7 and 9)		95

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	140,416 (Note 9)	59	30-90 days	—	—	(18,618 (Note 9	) )	(66)

Note 1:	Excluding payment and receipts on behalf of other.

Note 2:	Transaction prices were determined in accordance with mutual agreements.

(Continued)

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 4:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories and other current assets.

Note 5:	The difference was because Chunghwa classified the amount as inventories, property, plant and equipment and intangible assets.

Note 6:	The difference was because CHIEF classified the amount within property, plant and equipment and operating expenses.

Note 7:	The difference was because Chunghwa classified as payables to contractors.

Note 8:	The investment accounted for using equity method was sold all shares in July 2008.

Note 9:	The amount was eliminated upon consolidation.

(Continued)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

					Turnover	Overdue		Amounts Received in	Allowance
No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Rate (Note 1)	Amounts	Action Taken	Subsequent Period	for Bad Debts
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$178,878 (Note 2)	9.73	$—	—	$144,936	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	851,011 (Note 2)	11.54	—	—	748,328	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	681,987 (Note 2)	3.70	—	—	614,050	—

Note 1:	Payments and receipts on behalf of other are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount			Balance as of December 31, 2008			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)		Note
					December 31, 2008		December 31, 2007	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products		$1,065,813	$1,065,813	71,773	29	$1,331,443 (Note 4)	$1,089,382	$308,439 (Note 4)		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services		3,000,000	—	300,000	100	2,976,434 (Note 4)	(22,984)	(23,566 (Note 4	) )	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment		980,000	980,000	98,000	49	829,716	(151,323)	(75,280)		Equity- method investee
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers		779,280	—	34,869	100	791,161 (Note 4)	(5,454)	(5,454 (Note 4	) )	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services		838,506	838,506	60,000	100	747,104 (Note 4)	40,780	(41,091 (Note 4	) )	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment		164,000	164,000	1,760	40	593,441	184,824	79,363		Equity- method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service		482,165	482,165	37,942	69	427,848 (Note 4)	2,591	3,707 (Note 4)		Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services		201,263	11,430	51,590	100	221,537 (Note 4)	6,598	6,598 (Note 4)		Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services		150,000	150,000	15,000	100	110,545 (Note 4)	80,016	79,289 (Note 4)		Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services		91,239	—	3,000	33	95,836	9,570	3,190		Equity- method investee
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services		67,025	67,025	4,438	30	84,992	50,275	15,082		Equity- method investee
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services		71,770	—	1,002	33	77,222	31,535	5,452		Equity- method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers		70,429	70,429	6,000	100	71,097 (Note 4)	4,526	(3,245 (Note 4	) )	Subsidiary
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development		62,209	22,409	5,996	56	45,113 (Note 5)	11,889	6,525 (Note 5)		Subsidiary
		Chunghwa Telecom Japan Ptd., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication		6,140	—	—	100	4,165 (Note 4)	(2,939)	(2,939 (Note 4	) )	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)	—	— (Notes 3 and 4)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)	—	— (Notes 3 and 4)		Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales		206,190	206,190	15,152	45	264,271	74,547	30,636 (Note 1)		Equity- method investee

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service		2,000	2,000	200	100	1,964 (Note 4)	(4)	(4 (Notes 1 and 4	) )	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring		1,678	1,678	400	100	1,208 (Note 4)	(51)	(51 (Notes 1 and 4	) )	Subsidiary
		Chief International Corp.	Samoa Islands	Telecommunication and internet service	US$	6,068 (200)	—	200	100	6,624 (Note 4)	61	61 (Notes 1 and 4)		Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2008				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)		Note
					December 31, 2008		December 31, 2007		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	$ US$	16,179 (500)	$ US$	6,489 (200)	500	100	$ US$	13,147 (401) (Note 4)	$ US$	(3,982 ((126	) ))	$ US$	(3,982) (126)) (Notes 1 and 4)	Subsidiary
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	US$	16,179 (500)	US$	6,489 (200)	500	100	US$	13,142 (401) (Note 4)	US$	(3,980 ((126	) ))	US$	(3,980) (126)) (Notes 1 and 4)	Subsidiary
12	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Ptd., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	SG$	108,212 (4,736)		—	4,735	38	SG$	108,212 (4,736)	SG$	70 (3)		SG$	27 (1) (Notes 1 and 4)	Equity-method investee

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.

Note 2:	The equity in net income (loss) of investees includes amortization between the investment cost and net value and unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage.

Note 4:	The amount was eliminated upon consolidation.

Note 5:	The transactions happened after Chunghwa has control over SHE on January 17, 2008 were eliminated upon consolidation. (Concluded)

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2008		Investment Flows			Accumulated Outflow of Investment from Taiwan as of December 31, 2008		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Notes 2 and 4)		Carrying Value as of December 31, 2008 (Note 4)		Accumulated Inward Remittance of Earnings as of December 31, 2008
							Outflow		Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ US$	16,179 (500)	Note 1	$ US$	6,489 (200)	$ US$	9,690 (300)	$—	$ US$	16,179 (500)	100%	$ US$	(3,980) ((126))	$ US$	13,142 (401)	$—

Accumulated Investment in Mainland China as of December 31, 2008		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ US$	16,179 (500)	$ US$	16,179 (500)	$388,708 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ audited financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	The amount was eliminated upon consolidation.

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2008	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	$20,906	—	—
					Accounts payable	34,215	—	—
					Payment of receipts under custody	1,095	—	—
					Revenues	208,227	—	—
					Operating costs and expenses	207,345	—	—
			Unigate Telecom Inc.	1	Revenues	1,124	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	38,688	—	—
					Prepaid expenses	94	—	—
					Accounts payable	35,198	—	—
					Payment of receipts under custody	61,273	—	—
					Revenues	23,499	—	—
					Operating costs and expenses	50,679	—	—
					Office supplies	989	—	—
					Work in process	436	—	—
			Senao International Co., Ltd.	1	Accounts receivable	178,878	—	—
					Accounts payable	606,990	—	—
					Payment of receipts under custody	244,291	—	—
					Revenues	1,634,017	—	1
					Operating costs and expenses	6,667,907	—	3
					Office supplies	574	—	—
					Work in process	238	—	—
					Property, plant and equipment	1,701	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts receivable	40,741	—	—
					Prepaid expenses	515	—	—
					Accounts payable	628,485	—	—
					Payables to contractors	53,502	—	—
					Revenues	32,865	—	—
					Other income	884	—	—
					Operating costs and expenses	401,740	—	—
					Office supplies	2,538	—	—
					Work in process	5,168	—	—
					Materials in transit	3,723	—	—
					Temporary receipts	4,152	—	—
					Property, plant and equipment	1,388,118	—	—
					Intangible assets	52,127	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Chunghwa Telecom Global, Inc.	1	Accounts receivable	$18,618	—	—
				Accounts payable	14,867	—	—
				Revenues	140,416	—	—
				Other income	446	—	—
				Operating costs and expenses	41,122	—	—
				Property, plant and equipment	56,740	—	—
		Donghwa Telecom Co., Ltd.	1	Accounts receivable	9,155	—	—
				Accounts payable	17,063	—	—
				Revenues	2,670	—	—
				Operating costs and expenses	8,599	—	—
		Spring House Entertainment Inc.	1	Accounts receivable	10,863	—	—
				Accounts payable	14,782	—	—
				Payment of receipts under custody	2,794	—	—
				Operating costs and expenses	51,836	—	—
		Light Era Development Co., Ltd.	1	Accounts receivable	22,566	—	—
				Accounts payable	1,904	—	—
				Payment of receipts under custody	346	—	—
				Revenues	4,662	—	—
				Deferred credit	1,485,916	—
				Deferred debit	171,897	—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	851,011	—	—
				Prepaid expenses	231	—	—
				Accounts payable	178,658	—	—
				Revenues	6,670,564	—	3
				Other income	76	—	—
				Operating costs and expenses	1,633,759	—	1
				Other expenses	297	—	—
		Chunghwa International Yellow Pages Co., Ltd.	3	Accounts payable	930	—	—
				Other income	3	—	—
				Operating costs and expenses	4,458	—	—
		Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	650	—	—

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	35,310	—	—
				Accounts payable	20,277	—	—
				Unearned receipts	629	—	—
				Revenues	207,345	—	—
				Operating costs and expenses	204,894	—	—
				Property, plant and equipment	3,333	—	—
		Unigate Telecom Inc.	3	Accounts payable	1,437	—	—
				Revenues	34	—	—
				Operating costs	6,366	—	—
		Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	34	—	—
				Property, plant and equipment	1,343	—	—
		Chunghwa International Yellow Pages Co., Ltd.	3	Accounts payable	61	—	—
				Operating costs and expenses	91	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Chief International Corp.	3	Accounts receivable	$52	—	—
				Prepaid expenses	588	—	—
				Accounts payable	5,076	—	—
				Unearned receipts	96	—	—
				Revenues	6,274	—	—
				Operating costs and expenses	36,319	—	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	681,987	—	—
				Accounts payable	40,741	—	—
				Revenues	1,858,081	—	1
				Operating costs and expenses	33,749	—	—
		Senao International Co., Ltd.	3	Revenues	650	—	—
		Spring House Entertainment Inc.	3	Accounts receivable	28	—	—
				Revenues	128	—	—
		Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	4,461	—	—
		Light Era Development Co., Ltd.	3	Revenues	552	—	—
		CHIEF Telecom Inc.	3	Revenues	1,377	—	—

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	14,867	—	—
				Accounts payable	18,618	—	—
				Revenues	97,862	—	—
				Operating costs and expenses	140,862	—	—

6	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	17,576	—	—
				Accounts payable	10,863	—	—
				Revenues	51,836	—	—
		Chunghwa System Integration Co., Ltd.	3	Accounts payable	28	—	—
				Property, plant and equipment	128	—	—

7	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Operating costs and expenses	1,124	—	—
		CHIEF Telecom Inc.	3	Accounts receivable	1,437	—	—
				Revenues	6,366	—	—
				Operating expenses	34	—	—

8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	28,655	—	—
				Receivable of receipts under custody	61,273	—	—
				Receivable of payment under custody	4,347	—	—
				Prepaid expenses	2,196	—	—
				Accounts payable	4,613	—	—
				Payment of receipts under custody	27,294	—	—
				Unrealized receipts	6,781	—	—
				Revenues	52,198	—	—
				Operating costs and expenses	23,499	—	—
		Senao International Co., Ltd.	3	Accounts receivable	930	—	—
				Revenues	4,458	—	—
				Other expenses	3	—	—

(Continued)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			CHIEF Telecom Inc.	3	Accounts receivable	$61	—	—
					Revenues	91	—	—
			Chunghwa System Integration Co., Ltd.	3	Property, plant and equipment	3,229	—	—
					Intangible assets	461	—	—
					Operating costs and expenses	771	—	—
			Light Era Development Co., Ltd.	3	Revenues	20	—	—

	9	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	17,063	—	—
					Accounts payable	9,155	—	—
					Revenues	8,599	—	—
					Operating costs and expenses	2,670	—	—

	10	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	1,828	—	—
					Prepaid expenses	422	—
					Accounts payable	22,566	—	—
					Operating costs and expenses	3,070	—	—
					Inventory	1,573,954	—
					Leased assets	83,859	—
					Property, plant and equipment	1,592	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Operating costs and expenses	20	—	—
			Chunghwa System Integration Co., Ltd.	3	Property, plant and equipment	186	—	—
					Intangible assets	312	—	—
					Operating costs and expenses	54	—	—

	11	Chief International Corp.	CHIEF Telecom Inc.	3	Accounts receivable	5,076	—	—
					Prepaid expenses	96	—	—
					Accounts payable	52	—	—
					Unearned receipts	588	—	—
					Revenues	36,319	—	—
					Operating costs and expenses	6,274	—	—

2007	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	17,612	—	—
					Accounts payable	8,599	—	—
					Payment of receipts under custody	156	—	—
					Revenues	189,083	—	—
					Other income	38	—	—
					Operating costs and expenses	89,694	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	16,909	—	—
					Accounts payable	8,039	—	—
					Revenues	26,152	—	—
					Other income	1,776	—	—
					Operating costs and expenses	15,512	—	—
					Office supplies	141	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Senao International Co., Ltd.	1	Accounts receivable	$156,861	—	—
				Accounts payable	584,198	—	—
				Payment of receipts under custody	398,019	—	—
				Revenues	1,107,649	—	1
				Operating costs and expenses	4,658,811	—	2
				Inventory	329	—	—
				Office supplies	378	—	—
				Property, plant and equipment	1,044	—	—
		Chunghwa System Integration Co., Ltd.	1	Accounts payable	344,032	—	—
				Revenues	17,950	—	—
				Other income	5,514	—	—
				Operating costs and expenses	455,307	—	—
				Inventory	190,890	—	—
				Property, plant and equipment	568,367	—	—
				Intangible assets	16,325	—	—
		Chunghwa Telecom Global, Inc.	1	Accounts receivable	17,345	—	—
				Accounts payable	9,520	—	—
				Payment of receipts under custody	4,410	—	—
				Revenues	91,217	—	—
				Other income	95	—	—
				Operating costs and expenses	65,641	—	—
				Property, plant and equipment	43,393	—	—
		Donghwa Telecom Co., Ltd.	1	Accounts payable	9,113	—	—
				Operating costs and expenses	23,524	—	—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	982,217	—	—
				Accounts payable	156,861	—	—
				Revenues	4,660,540	—	2
				Other income	22	—	—
				Operating costs and expenses	1,107,649	—	1

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	6,459	—	—
				Prepaid expenses	2,296	—	—
				Accounts payable	17,326	—	—
				Unearned receipts	286	—	—
				Revenues	89,694	—	—
				Operating costs and expenses	189,121	—	—
		Unigate Telecom Inc.	3	Revenues	34	—	—
				Operating costs	4,717	—	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	344,032	—	—
				Revenues	1,230,889	—	1
				Operating costs and expenses	23,464	—	—

5	Unigate Telecom Inc.	CHIEF Telecom Inc.	3	Revenues	4,717	—	—
				Operating expenses	34	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
6	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$6,911	—	—
				Prepaid expenses	1,128	—	—
				Accounts payable	16,909	—	—
				Revenues	15,653	—	—
				Operating costs and expenses	27,780	—	—
				Machinery and equipment	148	—	—

7	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	13,930	—	—
				Accounts payable	17,345	—	—
				Revenues	109,034	—	—
				Operating costs and expenses	91,312	—	—

8	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	9,113	—	—
				Revenues	23,524	—	—
						—	—

Note 1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Except part transaction prices of SENAO, CHIEF and CIYP were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2008, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the year ended December 31, 2008.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INDUSTRY FINANCIAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amount in Thousands of New Taiwan Dollars)

Year ended December 31, 2008	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Internet and Data Service (Note 6)	Cellular Phone	All Other	Adjustment	Total

Service revenues from external customers	$34,551,161	$8,480,347	$14,050,749	$72,289,844	$50,049,866	$16,340,458	$5,907,096	$—	$201,669,521
Intersegment service revenues (Note 2)	4,695,344	1,975,325	416	6,015,809	18,005,487	761,688	36,065	(31,490,134)	—

Total service revenues	$39,246,505	$10,455,672	$14,051,165	$78,305,653	$68,055,353	$17,102,146	$5,943,161	$(31,490,134)	$201,669,521

Segment income before income tax (Note 3)	$(5,778,471)	$5,663,495	$2,989,407	$38,750,435	$24,296,411	$(5,340,427)	$1,587,908	$—	$62,168,758

Interest income									1,916,263
Equity in net gain of unconsolidated companies									63,648
Other income									1,396,222
Interest expense									(4,256)
General expense (Note 4)									(3,543,057)
Other expense									(2,313,658)

Income before tax									$59,683,920

Reportable assets (Note 5)	$134,287,650	$5,027,735	$8,542,728	$57,146,629	$101,057,849	$5,357,124	$44,930,599	$—	$356,350,314

Investment in unconsolidated companies and funds									2,337,190
Other assets									104,902,785

Total assets									$463,590,289

Depreciation expenses	$14,954,380	$520,592	$331,540	$7,868,868	$12,482,438	$57,139	$886,378

Expenditures for segment assets	$5,296,493	$—	$395,674	$5,161,562	$16,725,804	$44,862	$2,494,527

(Continued)

Year ended December 31, 2007	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Internet and Data Service (Note 6)	Cellular Phone	All Other	Adjustment	Total

Service revenues from external customers	$35,746,903	$9,095,006	$14,254,250	$73,644,445	$49,231,437	$13,169,035	$2,249,807	$—	$197,390,883
Intersegment service revenues (Note 2)	5,327,041	2,283,439	4,111	5,704,140	14,684,045	211,719	37,728	(28,252,223)	—

Total service revenues	$41,073,944	$11,378,445	$14,258,361	$79,348,585	$63,915,482	$13,380,754	$2,287,535	$(28,252,223)	$197,390,883

Segment income before income tax (Note 3)	$(4,478,702)	$6,384,066	$2,812,347	$39,877,444	$21,458,380	$(1,627,101)	$340,811	$—	$64,767,245

Interest income									1,453,184
Equity in net gain of unconsolidated companies									140,804
Other income									856,457
Interest expense									(15,043)
General expense (Note 4)									(4,393,198)
Other expense									(1,008,002)

Income before tax									$61,801,447

Reportable assets (Note 5)	$147,536,713	$5,178,581	$8,967,815	$64,564,912	$92,448,384	$4,464,506	$36,312,631	$—	$359,473,542

Investment in unconsolidated companies and funds									2,018,348
Other assets									108,134,227

Total assets									$469,626,117

Depreciation expenses	$15,782,763	$608,196	$424,049	$8,140,130	$13,271,820	$56,227	$533,107

Expenditures for segment assets	$4,795,419	$—	$323,275	$5,340,474	$14,072,999	$39,228	$496,644

Note 1:	The major business segments operated by the Company are local telephone service, domestic long distance call service, international long distance call service, cellular service, Internet and data service, cellular phone and other service.

Note 2:	Inter-division revenues from goods and services.

Note 3:	Represents revenues minus costs and operating expenses. Operating expenses include costs and expenses directly pertaining to an industry segment, i.e., excluding general and interest expense.

Note 4:	Represents general expense that cannot be allocated to each division.

Note 5:	Represents tangible assets used by the industry segment, excluding:

a.	Assets maintained for general corporate purposes.
b.	Advances or loans to another industry segment.
c.	Long-term investments accounted for using equity method.

Note 6:	Service revenues of internet and data service and electronic rent are included.

Note 7:	In order to strengthen the internal management, Chunghwa allocated some of its costs of non-regulated services directly to other segments instead of using internal transfer pricing starting from 2008. Segment assets were adjusted accordingly to conform with the change. The effect of the change of measurement method caused intersegment service revenues of Local Telephone Service operations and All Other operations to decrease by $8,705,817 thousand and $4,392,728 thousand, respectively. There was no impact on the intersegment service of DLD operations, ILD operations Cellular Service operations, Internet and Data operation and Cellular Phone operations due to the change of measurement method. The effect of the change of measurement method caused segment income before income tax of Local operations and All Other operations to decrease by $748,937 thousand and $481,641 thousand, respectively and that of ,DLD operations, ILD operations, Cellular Service operations and Internet and Data operation operations to increase by $165,212 thousand, $136,901 thousand, $576,385 thousand and $352,080 thousand, respectively. There was no impact on segment income before income tax of Cellular Phone operations due to the change of measurement method. The effect of the change of measurement method caused segment assets of Local Telephone Service operations and All Other operations to decrease by $7,582,799 thousand and $3,640,950 thousand, respectively and that of DLD operations, ILD operations, Cellular Service operations and Internet and Data operation operations to increase by $295,718 thousand, $727,872 thousand, $5,226,502 thousand and $4,973,657 thousand, respectively. There was no impact on segment assets of Cellular Phone operations due to the change of measurement method. The disclosure of 2007 was changed to conform with the segment disclosure of 2008.

(Concluded)